                                                             File No. 333-120600
                                                             File No. 811-21613
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [_]
                 Pre-Effective Amendment No.  1                              [X]
                                            -----
                Post-Effective Amendment No.xxxxx                            [_]
                                            -----

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [_]
                               Amendment No.  3                              [X]
                                            -----

                        (Check appropriate box or boxes)

                           VARIABLE ANNUITY ACCOUNT B
                                 (SECUREDESIGNS)
                           (Exact Name of Registrant)

      First Security Benefit Life Insurance and Annuity Company of New York
                               (Name of Depositor)

          70 West Red Oak Lane, 4th Floor, White Plains, New York 10604
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 1-800-355-4570

                      Amy J. Lee, Associate General Counsel
      First Security Benefit Life Insurance and Annuity Company of New York

                One Security Benefit Place, Topeka, KS 66636-0001
                     (Name and address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable  after the effective date of this Registration Statement.

It is proposed that this filing will become effective:

[_]  immediately upon filing pursuant to paragraph (b) of Rule 485
[_]  on May 1, 2005, pursuant to paragraph (b) of Rule 485
[_]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
[_]  on May 1, 2005, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[_]  this  post-effective  amendment  designates  a  new  effective  date  for a previously filed post-effective amendment.

Title of  securities  being  registered:  Interests in a separate  account under individual flexible premium deferred variable annuity contracts.

Registrant  hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the  Registrant  shall file a further amendment which  specifically  states that this  Registration  Statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933  or  until  the  Registration  Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PROSPECTUS                                                        ________, 2004

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SECUREDESIGNS(SM) VARIABLE ANNUITY
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                                                               -----------------
                                                               Important Privacy
                                                                Notice Included

                                                                  See Back Cover
                                                               -----------------

                                   [SDI LOGO]   SECURITY DISTRIBUTORS, INC.
                                                A Member of The Security Benefit
                                                Group of Companies

                       SECUREDESIGNS(SM) VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

             ISSUED BY:                               MAILING ADDRESS:
FIRST SECURITY BENEFIT LIFE INSURANCE      FIRST SECURITY BENEFIT LIFE INSURANCE
  AND ANNUITY COMPANY OF NEW YORK            AND ANNUITY COMPANY OF NEW YORK
70 WEST RED OAK LANE, 4TH FLOOR            P.O. BOX 750497
WHITE PLAINS, NY 10604                     TOPEKA, KANSAS 66675-0497
1-800-355-4570                             1-800-888-2461
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   This  Prospectus  describes a flexible  purchase  payment  deferred  variable annuity  contract  (the  "Contract")  offered  by First  Security  Benefit  Life
Insurance  and  Annuity  Company of New York (the  "Company").  The  Contract is
available for individuals as a non-tax  qualified  retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 403(b), 408, or 408A of the Internal Revenue Code. The Contract is
designed to give you  flexibility in planning for retirement and other financial goals.

   You may allocate  your  purchase  payments to one or more of the  Subaccounts that  comprise a separate  account of the Company  called the  Variable  Annuity
Account B, or to the Fixed Account.  Each Subaccount  invests in a corresponding mutual fund (the "Underlying  Fund"). The Subaccounts  currently available under the Contract are:

-  AIM V.I. Basic Value                  -  SBL Diversified Income
-  AIM V.I. Heath Sciences (formerly     -  SBL Enhanced Index
     INVESCO VIF Health Sciences)        -  SBL Equity
-  AIM V.I. International Growth         -  SBL Equity Income
-  AIM V.I. Mid Cap Core Equity          -  SBL Global
-  AIM V.I. Real Estate                  -  SBL High Yield
-  American Century VP Ultra             -  SBL Large Cap Growth
-  American Century VP Value             -  SBL Large Cap Value
-  Dreyfus IP Technology Growth          -  SBL Main Street Growth and Income®
-  Dreyfus VIF International Value       -  SBL Managed Asset Allocation
-  Oppenheimer Main Street               -  SBL Mid Cap Growth
     Small Cap®/VA                       -  SBL Mid Cap Value
-  PIMCO VIT All Asset                   -  SBL Money Market
-  PIMCO VIT Low Duration                -  SBL Select 25
-  PIMCO VIT Real Return                 -  SBL Small Cap Growth
-  Rydex VT Sector Rotation              -  SBL Small Cap Value
-  SBL Alpha Opportunity                 -  SBL Social Awareness

   Amounts that you  allocate to the  Subaccounts  under the Contract  will vary based on  investment  performance  of the  Subaccounts.  To the extent  that you allocate  Contract Value to the Subaccounts,  the Company does not guarantee any amount of Contract Value.

   Amounts  that you allocate to the Fixed  Account earn  interest at rates that are paid by the Company as  described  in "The Fixed  Account."  Contract  Value allocated to the Fixed Account is guaranteed by the Company.

   When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options."

   This Prospectus  concisely sets forth  information about the Contract and the
Separate  Account  that you should  know before  purchasing  the  Contract.  The
"Statement of Additional Information," dated __, 2004, which has been filed with the Securities and Exchange  Commission  ("SEC"),  contains  certain  additional information.  The Statement of Additional Information, as it may be supplemented from time to time, is  incorporated  by reference  into this  Prospectus  and is available at no charge, by writing the Company at P.O. Box 750497,  Topeka,  KS,
66675-0497 or by calling 1-800-888-2461.  The table of contents of the Statement of Additional Information is set forth on page 37 of this Prospectus.

   The SEC maintains a web site (http://www.sec.gov) that contains the Statement
of  Additional  Information,   material  incorporated  by  reference  and  other
information regarding companies that file electronically with the SEC.

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   THE SECURITIES AND EXCHANGE  COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
SECURITIES  OR  DETERMINED  IF THE  PROSPECTUS  IS  TRUTHFUL  OR  COMPLETE.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE UNDERLYING
FUNDS.  YOU SHOULD READ THE  PROSPECTUSES  CAREFULLY  AND RETAIN THEM FOR FUTURE
REFERENCE.

   EXPENSES FOR THIS CONTRACT,  IF PURCHASED WITH AN EXTRA CREDIT RIDER,  MAY BE
HIGHER THAN EXPENSES FOR A CONTRACT WITHOUT AN EXTRA CREDIT RIDER. THE AMOUNT OF
CREDIT ENHANCEMENT MAY BE MORE THAN OFFSET BY ANY ADDITIONAL FEES AND CHARGES.

   THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR  GUARANTEED  BY
THE FEDERAL DEPOSIT INSURANCE  CORPORATION OR ANY OTHER GOVERNMENT  AGENCY.  THE
VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.

DATE: __________, 2004
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   The variable annuity covered by this Prospectus is the subject of a pending patent application in the United States Patent and Trademark Office.
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                                TABLE OF CONTENTS

   First Security Benefit Life Insurance and Annuity Company of New York..    9

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL
   INFORMATION............................................................   37
OBJECTIVES FOR UNDERLYING FUNDS...........................................   38

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YOU MAY NOT BE ABLE TO  PURCHASE  THE  CONTRACT  IN YOUR  STATE.  YOU SHOULD NOT
CONSIDER  THIS  PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY
OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON  INFORMATION  CONTAINED IN THIS
PROSPECTUS  OR THAT WE HAVE  REFERRED YOU TO. WE HAVE NOT  AUTHORIZED  ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
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DEFINITIONS

   Various terms commonly used in this Prospectus are defined as follows:

   ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

   ADMINISTRATIVE  OFFICE -- First  Security  Benefit Life Insurance and Annuity
Company of New York, P.O. Box 750497, Topeka, Kansas 66675-0497.

   ANNUITANT -- The person that you designate on whose life annuity payments may be  determined.  If you  designate  Joint  Annuitants,  "Annuitant"  means  both
Annuitants unless otherwise stated.

   ANNUITY -- A series of  periodic  income  payments  made by the Company to an
Annuitant,  Joint Annuitant,  or Beneficiary  during the period specified in the
Annuity Option.

   ANNUITY  OPTIONS -- Options under the Contract that  prescribe the provisions under which a series of annuity payments are made.

   ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

   ANNUITY START DATE -- The date when annuity  payments begin as elected by the
Owner.

   ANNUITY UNIT -- A unit of measure used to calculate variable annuity payments under Options 1 through 6.

   AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which purchase payments are  automatically  paid from your bank account on a specified day of each month or a salary reduction agreement.

   CONTRACT  DATE -- The date the  Contract  begins  as shown in your  Contract.
Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial purchase payment is credited to the Contract.

   CONTRACT DEBT -- The unpaid loan balance including loan interest.

   CONTRACT  VALUE -- The total value of your Contract  which  includes  amounts allocated  to the  Subaccounts  and the Fixed  Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

   CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

   CREDIT  ENHANCEMENT  -- An amount  added to  Contract  Value  under the Extra
Credit Rider.

   DESIGNATED  BENEFICIARY  -- The person having the right to the death benefit, if any,  payable  upon the death of the Owner or the  Joint  Owner  prior to the
Annuity  Start  Date.  The  Designated  Beneficiary  is the first  person on the following  list who, if a natural  person,  is alive on the date of death of the
Owner or the Joint Owner: the Owner;  the Joint Owner; the Primary  Beneficiary;
the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the
Owner's Estate.

   FIXED ACCOUNT -- An account that is part of the Company's  General Account to which you may  allocate all or a portion of your  Contract  Value to be held for accumulation  at  fixed  rates  of  interest  (which  may not be less  than  the
Guaranteed Rate) declared  periodically by the Company. The Fixed Account is not available in all states. See the "Fixed Account."

   GENERAL  ACCOUNT -- All assets of the Company  other than those  allocated to the Separate Account or to any other separate account of the Company.

   GUARANTEED RATE -- The minimum annual effective  interest rate of 1.5% earned on the Fixed Account.

   OWNER -- The person  entitled to the ownership  rights under the Contract and in whose name the Contract is issued.

   PARTICIPANT -- A Participant under a Qualified Plan.

   PURCHASE  PAYMENT -- An amount paid to the Company as  consideration  for the
Contract.

   SEPARATE ACCOUNT -- The Variable Annuity Account B, a separate account of the
Company that  consists of accounts,  referred to as  Subaccounts,  each of which invests in a corresponding Underlying Fund.

   SUBACCOUNT -- A division of the Separate Account of the Company which invests in a corresponding Underlying Fund.

   UNDERLYING  FUND -- A  mutual  fund  or  series  thereof  that  serves  as an investment vehicle for its corresponding Subaccount.

   VALUATION  DATE -- Each date on which the Separate  Account is valued,  which currently  includes  each  day  that the New  York  Stock  Exchange  is open for trading. The New York Stock Exchange is closed on weekends and on observation of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents'
Day, Good Friday,  Memorial Day,  Independence Day, Labor Day, Thanksgiving Day,
and Christmas Day.

   VALUATION  PERIOD -- A period used in measuring the investment  experience of each  Subaccount of the Separate  Account.  The  Valuation  Period begins at the close  of one  Valuation  Date and  ends at the  close  of the  next  succeeding
Valuation Date.

   WITHDRAWAL  VALUE -- The amount you will receive upon full  withdrawal of the
Contract.  It is equal to Contract  Value less any Contract Debt, any applicable
withdrawal  charges,  any  pro  rata  account   administration  charge  and  any
uncollected premium taxes. If an Extra Credit Rider is in effect, Contract Value will also be reduced by any Credit  Enhancements  that have not yet vested.  The
Withdrawal  Value during the Annuity  Period under Option 5 is the present value of future  annuity  payments  commuted  at the  assumed  interest  rate less any applicable withdrawal charges and any uncollected premium taxes.

SUMMARY

   This summary provides a brief overview of the more significant aspects of the
Contract.  Further  detail is  provided in this  Prospectus,  the  Statement  of
Additional  Information,   and  the  Contract.   Unless  the  context  indicates
otherwise,  the  discussion in this summary and the remainder of the  Prospectus relates to the portion of the Contract involving the Separate Account. The Fixed
Account is briefly described under "The Fixed Account" and in the Contract.

PURPOSE OF THE  CONTRACT -- The  flexible  purchase  payment  deferred  variable annuity  contract (the  "Contract")  described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

   You may purchase the Contract as a non-tax  qualified  retirement plan for an individual  ("Non-Qualified  Plan").  You may also purchase the Contract,  on an individual  basis,  in connection with a retirement plan qualified under Section
403(b),  408,  or  408A  of the  Internal  Revenue  Code  of  1986,  as  amended
("Qualified  Plan").  Please see the  discussion  under "The  Contract" for more detailed information.

THE  SEPARATE  ACCOUNT  AND THE FUNDS -- The  Separate  Account is divided  into accounts  referred to as  Subaccounts.  See "Separate  Account." Each Subaccount
invests exclusively in shares of a corresponding  Underlying Fund, each of which has a different  investment  objective  and  policies.  The  Subaccounts  are as follows:

-  AIM V.I. Basic Value                  -  SBL Diversified Income
-  AIM V.I. Heath Sciences (formerly     -  SBL Enhanced Index
     INVESCO VIF Health Sciences)        -  SBL Equity
-  AIM V.I. International Growth         -  SBL Equity Income
-  AIM V.I. Mid Cap Core Equity          -  SBL Global
-  AIM V.I. Real Estate                  -  SBL High Yield
-  American Century VP Ultra             -  SBL Large Cap Growth
-  American Century VP Value             -  SBL Large Cap Value
-  Dreyfus IP Technology Growth          -  SBL Main Street Growth and Income®
-  Dreyfus VIF International Value       -  SBL Managed Asset Allocation
-  Oppenheimer Main Street               -  SBL Mid Cap Growth
     Small Cap®/VA                       -  SBL Mid Cap Value
-  PIMCO VIT All Asset                   -  SBL Money Market
-  PIMCO VIT Low Duration                -  SBL Select 25
-  PIMCO VIT Real Return                 -  SBL Small Cap Growth
-  Rydex VT Sector Rotation              -  SBL Small Cap Value
-  SBL Alpha Opportunity                 -  SBL Social Awareness

   You may allocate all or part of your  purchase  payments to the  Subaccounts.
Amounts that you allocate to the Subaccounts will increase or decrease in dollar value  depending on the investment  performance of the Underlying  Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a
Subaccount.

FIXED ACCOUNT -- You may allocate all or part of your  purchase  payments to the
Fixed Account, which is part of the Company's General Account.  Amounts that you allocate  to  the  Fixed  Account  earn  interest  at  rates  determined  at the discretion of the Company and are guaranteed to be at least the Guaranteed Rate.
See "The Fixed Account."

PURCHASE  PAYMENTS -- Your initial  purchase  payment must be at least  $10,000.
Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum  subsequent  purchase  payment is $500 ($50 under an  Automatic
Investment Program). See "Purchase Payments."

CONTRACT  BENEFITS -- You may transfer  Contract Value among the Subaccounts and to and from the Fixed Account,  subject to certain  restrictions as described in
"The Contract" and "The Fixed Account."

   At any time before the Annuity  Start Date,  you may surrender a Contract for its Withdrawal  Value, and may make partial  withdrawals,  including  systematic withdrawals,  from Contract Value, subject to certain restrictions  described in
"The  Fixed  Account."  See "Full and  Partial  Withdrawals"  and  "Federal  Tax
Matters" for more information about  withdrawals,  including the 10% penalty tax that may be imposed  upon full and  partial  withdrawals  (including  systematic withdrawals) made prior to the Owner attaining age 59 1/2.

   The Contract  provides for a death  benefit upon the death of the Owner prior to the  Annuity  Start  Date.  See "Death  Benefit"  for more  information.  The
Contract  provides  for several  Annuity  Options on a variable  basis,  a fixed basis, or both. The Company  guarantees annuity payments under the fixed Annuity
Options. See "Annuity Period."

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one or more of the following riders; provided,  however, that you may not select riders with total  charges in excess of 1.55% (1.00% if one of the riders you select is the 0-Year Alternate Withdrawal Charge Rider):

-  Guaranteed Minimum Income Benefit at 3% or 5%;
-  Annual Stepped Up Death Benefit;
-  Guaranteed Minimum Withdrawal Benefit;
-  Extra Credit at 3%, 4% or 5%; or
-  0-Year or 4-Year Alternate Withdrawal Charge.

The  Company  makes  each  rider  option  available  only at issue,  except  the
Guaranteed  Minimum  Withdrawal  Benefit  Rider,  which  is also  available  for purchase on a Contract  Anniversary.  You cannot  change or cancel the  Rider(s)
that you select  after they are  issued.  See the  detailed  description  of the riders under "Optional Riders."

FREE-LOOK  RIGHT -- You may return the  Contract  within the  Free-Look  Period, which is generally a ten-day period  beginning when you receive the Contract (60 days from the date of  receipt if you are  purchasing  the  Contract  to replace another life insurance or annuity  contract or with the proceeds of another such contract).  In this event,  the Company  will refund to you as of the  Valuation
Date on which your  Contract is  delivered to us any  Contract  Value,  plus any charges deducted from such Contract Value, less the Contract Value  attributable to any Credit Enhancements.

CHARGES AND  DEDUCTIONS  -- The Company does not deduct sales load from purchase payments before allocating them to your Contract Value.  Certain charges will be deducted in connection with the Contract as described below.

   CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value, the Company may deduct a contingent  deferred sales charge (which may also be referred to as a "withdrawal  charge").  The withdrawal charge will be waived on withdrawals to the extent  that total  withdrawals  in a Contract  Year,  including  systematic withdrawals, do not exceed the Free Withdrawal amount defined as follows.

   The Free  Withdrawal  amount is equal in the first  Contract  Year, to 10% of purchase payments, excluding any Credit Enhancements,  made during the year and, in any subsequent Contract Year, to 10% of Contract Value as of the first day of that  Contract  Year.  The  withdrawal  charge  applies  to the  portion  of any withdrawal  consisting  of purchase  payments  that exceeds the Free  Withdrawal amount.  The withdrawal charge does not apply to withdrawals of earnings.  Also, under the Guaranteed Minimum Withdrawal Benefit Rider,  withdrawals of up to the
Annual  Withdrawal  Amount are not subject to a withdrawal charge but reduce the
Free Withdrawal amount otherwise available in that Contract Year.

   The amount of the charge will depend on how long your purchase  payments have been held under the Contract.  Each  purchase  payment you make is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase  payment is received by the Company and  increases in age each year thereafter.  The  withdrawal  charge is  calculated  according to the  following schedule:

                     ======================================
                     PURCHASE PAYMENT AGE        WITHDRAWAL
                          (IN YEARS)               CHARGE
                     --------------------------------------
                               1                     7%
                               2                     7%
                               3                     6%
                               4                     5%
                               5                     4%
                               6                     3%
                               7                     2%
                          8 and over                 0%
                     ======================================

   The amount of the withdrawal charge assessed against your Contract will never exceed  7% of  purchase  payments  paid  under the  Contract.  In  addition,  no withdrawal  charge will be assessed upon: (1) payment of death benefit proceeds, or (2) annuity  options that  provide for  payments for life,  or a period of at least seven years. The Company will waive the withdrawal  charge in the event of a withdrawal  after an Owner has become totally and  permanently  disabled after the Contract Date and prior to age 65. See "Contingent Deferred Sales Charge."

   MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily minimum charge equal to 0.60%, on an annual basis, of each  Subaccount's average  daily net assets.  If you are  subject to  mortality  and expense  risk charge above the minimum charge, the Company deducts the excess amount from your
Contract Value on a monthly basis.  The mortality and expense risk charge amount is determined  each month by reference to the amount of your Contract  Value, as set forth in the table below.

       =================================================================
                                                    ANNUAL MORTALITY AND
       CONTRACT VALUE                               EXPENSE RISK CHARGE
       -----------------------------------------------------------------
       Less than $25,000 ...........................       0.85%
       At least $25,000 but less than $100,000 .....       0.70%
       $100,000 or more ............................       0.60%
       =================================================================

During the Annuity  Period,  the mortality and expense risk charge is 1.25%,  in lieu of the amounts set forth above. See "Mortality and Expense Risk Charge."

   OPTIONAL  RIDER CHARGES.  The Company  deducts a monthly charge from Contract
Value for certain Riders that may be elected by the Owner. The Company generally will deduct the  monthly  Rider  charge from  Contract  Value  beginning  on the
Contract  Date and ending on the Annuity  Start  Date.  The charge for the Extra
Credit Rider,  however,  is deducted only during the seven-year period beginning on the Contract Date.

   The Company makes each Rider  available only at issue,  except the Guaranteed
Minimum  Withdrawal  Benefit  Rider,  which is also  available for purchase on a
Contract  Anniversary.  You  may  not  terminate  a Rider  after  issue,  unless otherwise  stated.  The  amount of the  charge is equal to a  percentage,  on an annual  basis,  of your Contract  Value.  You may not select Riders with a total charge  that  exceeds  1.55% of Contract  Value  (1.00% if one of the riders you select is the 0-Year Alternate  Withdrawal Charge Rider). As an example, you may not  purchase  the Extra  Credit Rider at 5% with a cost of 0.70% and the 0-Year
Alternate  Withdrawal Charge Rider with a cost of 0.70%,  because the total cost of such Riders,  1.40%,  would  exceed the  applicable  maximum  Rider charge of
1.00%. Each Rider and its charge are listed below. See "Optional Rider Charges."

================================================================================
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value)
--------------------------------------------------------------------------------
                                                                      Annual
                                                       Rate(1)      Rider Charge
--------------------------------------------------------------------------------
Guaranteed Minimum                                       3%            0.25%
--------------------------------------------------------------------------------
Income Benefit                                           5%            0.40%
--------------------------------------------------------------------------------
Annual Stepped Up Death Benefit                         ---            0.25%
--------------------------------------------------------------------------------
Guaranteed Minimum Withdrawal Benefit                   ---            0.55%(2)
--------------------------------------------------------------------------------
Extra Credit(3)                                          3%            0.40%
                                                         4%            0.55%
                                                         5%            0.70%
--------------------------------------------------------------------------------
Alternate Withdrawal Charge                            0-Year          0.70%
                                                       4-Year          0.55%
--------------------------------------------------------------------------------
1  Rate refers to the applicable interest rate for the Guaranteed Minimum Income
   Benefit Rider,  the applicable  Credit  Enhancement rate for the Extra Credit
   Rider  and the  applicable  withdrawal  charge  schedule  for  the  Alternate
   Withdrawal Charge Rider.

2  The  Company  may  increase  the  Rider  charge  for the  Guaranteed  Minimum
   Withdrawal  Benefit Rider only if you elect a reset;  the Company  guarantees the Rider charge upon reset will not exceed 1.10% on an annual basis.  Please see the discussion under "Guaranteed Minimum Withdrawal Benefit." The current charge for such Rider is used in  calculating  the  maximum  Rider  charge of
   1.55% (1.00% if you select a 0-Year Alternate Withdrawal Charge Rider).

3  The  Company  will  deduct the charge  for this Rider  during the  seven-year period beginning on the Contract Date.
================================================================================

   ADMINISTRATION  CHARGE.  The Company  deducts a daily  administration  charge equal to an annual rate of 0.15% of each Subaccount's  average daily net assets.
See "Administration Charge."

   ACCOUNT  ADMINISTRATION  CHARGE.  The  Company  deducts an account  charge of
$30.00 at each Contract  Anniversary.  The Company will waive the charge if your
Contract Value is $50,000 or more on the date the charge is to be deducted.  See
"Account Administration Charge."

   PREMIUM TAX CHARGE.  The Company  assesses a premium tax charge to  reimburse itself for any premium taxes that it incurs with respect to this Contract.  This charge will  usually be  deducted  on the  Annuity  Start Date or upon a full or partial  withdrawal  if a premium  tax was  incurred  by the  Company and is not refundable.  No premium tax is currently  imposed in the State of New York.  The
Company reserves the right to deduct such taxes when due or anytime  thereafter.
Premium tax rates currently range from 0% to 3.5%. See "Premium Tax Charge."

   OTHER  EXPENSES.  The Company  pays the  operating  expenses of the  Separate
Account. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Underlying  Fund and are reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees and expenses.
See the  prospectuses  for the  Underlying  Funds  for  more  information  about
Underlying Fund expenses.

CONTACTING THE COMPANY -- You should direct all written requests,  notices,  and forms required by the Contract, and any questions or inquiries to First Security
Benefit Life Insurance and Annuity Company of New York, P.O. Box 750497, Topeka,
Kansas 66675-0497 or by phone by calling 1-800-888-2461.

EXPENSE TABLE

   The  following  tables  describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

================================================================================
CONTRACT OWNER TRANSACTION EXPENSES are fees and expenses that you will pay when you purchase the Contract or make withdrawals from the
Contract. The information below does not reflect state premium taxes, which may be applicable to your Contract.
--------------------------------------------------------------------------------
   Sales Load on Purchase Payments                                      None
--------------------------------------------------------------------------------
   Deferred Sales Charge (as a percentage of amount
   withdrawn attributable to Purchase Payments)                         7%(1)
--------------------------------------------------------------------------------
   Transfer Fee (per transfer)                                          None
--------------------------------------------------------------------------------
   Loan Interest Rate(2)                                                4.4%
--------------------------------------------------------------------------------
PERIODIC EXPENSES are fees and expenses that you will pay
periodically during the time that you own the Contract, not
including fees and expenses of the Underlying Funds.
--------------------------------------------------------------------------------
   Annual Contract Fee                                                  $30(3)
--------------------------------------------------------------------------------
   Separate Account Annual Expenses (as a percentage of
   average Contract Value allocated to the Subaccounts)
--------------------------------------------------------------------------------
     Annual Mortality and Expense Risk Charge                           0.85%(4)
--------------------------------------------------------------------------------
     Annual Administration Charge                                       0.15%
--------------------------------------------------------------------------------
     Maximum Annual Charge for Optional Riders                          1.55%(5)
--------------------------------------------------------------------------------
     Total Separate Account Annual Expenses                             2.55%
--------------------------------------------------------------------------------
1  The amount of the contingent deferred sales charge is determined by reference to how long your purchase payments have been held under the Contract.  A free withdrawal  is available in each  Contract  Year equal to (1) 10% of purchase payments, excluding any Credit Enhancements,  in the first Contract Year, and
   (2) 10% of Contract  Value as of the  beginning of the Contract  Year in each subsequent Contract Year. See "Full and Partial  Withdrawals" and "Contingent
   Deferred Sales Charge" for more information.

2  If you own a Contract  issued in  connection  with a retirement  plan that is qualified  under Section 403(b) of the Internal  Revenue Code, you may take a loan under your Contract.  Interest will be charged on any  outstanding  loan balance at an annual effective rate of 7.4%.  Because the Company will credit you an annual  effective rate of 3% on Contract Value  maintained in the Loan
   Account, the net amount of interest you will pay on your loan is 4.4%.

3  An  account  administration  charge  of  $30 is  deducted  at  each  Contract anniversary and a pro rata account administration charge is deducted (1) upon full withdrawal of Contract  Value;  (2) upon the Annuity Start Date; and (3)
   upon payment of a death benefit.  The account  administration  charge will be waived if your  Contract  Value is  $50,000 or more upon the date it is to be deducted.

4  The  mortality  and expense  risk charge is reduced for larger  Contracts  as follows: Less than $25,000 - 0.85%; At least $25,000 but less than $100,000 -
   0.70%;  $100,000 or more - 0.60%. Any mortality and expense risk charge above the minimum charge of 0.60% is deducted from your Contract Value on a monthly basis.  During the Annuity  Period,  the annual  mortality  and expense  risk charge is 1.25%, in lieu of the amounts  described  above. See the discussion under "Mortality and Expense Risk Charge."

5  You may select optional Riders. If you select one or more of such Riders, the charge will be deducted from your Contract Value.  (See the applicable  Rider charges in the table  below.) You may not select  Riders with a total  charge that exceeds 1.55% of Contract Value (1.00% of Contract Value if you select a
   0-Year Alternate Withdrawal Charge Rider).
================================================================================

================================================================================
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value allocated to the Subaccounts)
--------------------------------------------------------------------------------
                                                                       Annual
                                                        Rate(1)     Rider Charge
--------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Rider                    3%          0.25%
                                                           5%          0.40%
--------------------------------------------------------------------------------
Annual Stepped Up Death Benefit Rider                     ---          0.25%
--------------------------------------------------------------------------------
Guaranteed Minimum Withdrawal Benefit Rider               ---          0.55%(2)
--------------------------------------------------------------------------------
Extra Credit Rider                                         3%          0.40%
                                                           4%          0.55%
                                                           5%          0.70%
--------------------------------------------------------------------------------
Alternate Withdrawal Charge Rider                        0-Year        0.70%
                                                         4-Year        0.55%
--------------------------------------------------------------------------------
1  Rate refers to the applicable interest rate for the Guaranteed Minimum Income
   Benefit Rider,  the applicable  Credit  Enhancement rate for the Extra Credit
   Rider  and the  applicable  withdrawal  charge  schedule  for  the  Alternate
   Withdrawal Charge Rider.

2  The  Company  may  increase  the  Rider  charge  for the  Guaranteed  Minimum
   Withdrawal  Benefit Rider only if you elect a reset;  the Company  guarantees the Rider charge upon reset will not exceed 1.10% on an annual basis.  Please see the discussion under "Guaranteed Minimum Withdrawal Benefit." The current charge for such Rider is used in  calculating  the  maximum  Rider  charge of
   1.55%  (1.00%  if  one of the  riders  you  select  is the  0-Year  Alternate
   Withdrawal Charge Rider).
================================================================================

The table below shows the minimum and maximum total operating  expenses  charged by the  Underlying  Funds.  You will pay the  expenses of the  Underlying  Funds corresponding  to the  Subaccounts  in which you invest during the time that you own the  Contract.  More  detail  concerning  each  Underlying  Fund's  fees and expenses is contained in its prospectus.

================================================================================
                                                             MINIMUM     MAXIMUM
--------------------------------------------------------------------------------
Total Annual Underlying Fund Operating Expenses(1)            0.59%       2.50%
--------------------------------------------------------------------------------
1  Expenses  deducted  from  Underlying  Fund assets  include  management  fees, distribution  fees,  service fees and other  expenses.  The maximum  expenses above represent the total annual  operating  expenses of that Underlying Fund with the highest total operating expenses, and the minimum expenses represent the total annual  operating  expenses of that Underlying Fund with the lowest total operating expenses.
================================================================================

EXAMPLE -- This Example is intended to help you compare the cost of investing in the Contract  with the cost of investing in other  variable  annuity  contracts.
These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses and Underlying Fund fees and expenses but do not include state premium taxes, which may be applicable to your Contract.

   The Example  assumes  that you invest  $10,000 in the  Contract  for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum  fees and expense of the  Contract  and any of the Underlying Funds.  Although your actual costs may be higher or lower,  based on these assumptions, your costs would be:

================================================================================
                                           1          3          5         10
                                          YEAR      YEARS      YEARS      YEARS
--------------------------------------------------------------------------------
If you surrender your Contract at the
end of the applicable time period        $1,135     $2,053     $2,881     $5,038
--------------------------------------------------------------------------------
If you do not surrender or
you annuitize your Contract                 505      1,514      2,522      5,038
================================================================================

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS

FIRST  SECURITY  BENEFIT LIFE  INSURANCE AND ANNUITY  COMPANY OF NEW YORK -- The
Company is a life insurance company organized under the laws of the State of New
York on November 8, 1994. The Company offers variable  annuity  contracts in New
York and is admitted to do business in that state.  On  September  8, 1995,  the
Company merged with and is the successor  corporation  of Pioneer  National Life
Insurance  Company,  a stock life insurance  company organized under the laws of the State of  Kansas.  The  Company is a  wholly-owned  subsidiary  of  Security
Benefit Group,  Inc., a financial services holding company which is wholly owned by Security Benefit Corp.  ("Security  Benefit"),  a financial  services holding company,  organized under the laws of the State of Kansas.  Security  Benefit is wholly owned by Security Benefit Mutual Holding Company, a Kansas mutual holding company.

   The Principal  Underwriter  for the Contract is Security  Distributors,  Inc.
("SDI"),  One  Security  Benefit  Place,  Topeka,  Kansas  66636-0001.  SDI,  an
affiliate of the Company,  is registered as a broker/ dealer with the SEC and is a wholly-owned  subsidiary of Security Benefit Group, Inc., a financial services holding company wholly owned by Security Benefit.

PUBLISHED   RATINGS  --  The   Company   may  from  time  to  time   publish  in
advertisements,  sales  literature and reports to Owners,  the ratings and other information  assigned to it by one or more independent rating organizations such as A. M. Best  Company and  Standard & Poor's.  The purpose of the ratings is to reflect the financial strength and/or  claims-paying  ability of the Company and should not be considered as bearing on the investment performance of assets held in the  Separate  Account.  Each year A. M. Best Company  reviews the  financial status  of  thousands  of  insurers,  culminating  in the  assignment  of Best's
Ratings.  These ratings reflect their current opinion of the relative  financial strength and operating  performance of an insurance company in comparison to the norms of the life/health  insurance  industry.  In addition,  the  claims-paying ability of the  Company as  measured  by  Standard  & Poor's  Insurance  Ratings
Services may be referred to in  advertisements or sales literature or in reports to Owners.  These  ratings are  opinions  of an  operating  insurance  company's financial capacity to meet the obligations of its insurance and annuity policies in  accordance  with their  terms.  Such  ratings do not reflect the  investment performance  of the Separate  Account or the degree of risk  associated  with an investment in the Separate Account.

SEPARATE ACCOUNT -- The Company  established the Separate Account under New York law on April 22, 1996. The Contract  provides that the income,  gains, or losses of the Separate  Account,  whether or not  realized,  are credited to or charged against  the assets of the  Separate  Account  without  regard to other  income, gains, or losses of the Company.  The Contract contains a provision stating that assets held in the Separate Account may not be charged with liabilities  arising from other  business that the Company  conducts.  The Company owns the assets in the  Separate  Account  and is required  to  maintain  sufficient  assets in the
Separate  Account to meet all Separate Account  obligations  under the Contract.
Such  Separate  Account  assets  are not  subject  to  claims  of the  Company's creditors.  The Company may transfer to its General  Account  assets that exceed anticipated  obligations of the Separate Account.  All obligations arising under the Contract are general corporate  obligations of the Company.  The Company may invest its own assets in the  Separate  Account for other  purposes,  but not to support contracts other than variable annuity  contracts,  and may accumulate in the Separate  Account  proceeds from  Contract  charges and  investment  results applicable to those assets.

   The Separate  Account  consists of accounts  referred to as Subaccounts.  The
Contract  provides that the income,  gains and losses,  whether or not realized, are  credited  to, or charged  against,  the assets of each  Subaccount  without regard to the income, gains or losses in the other Subaccounts.  Each Subaccount invests  exclusively in shares of a corresponding  Underlying  Fund. The Company may in the future  establish  additional  Subaccounts  of the Separate  Account, which may invest in other  Underlying Funds or in other securities or investment vehicles.

   The Separate  Account is registered with the SEC as a unit  investment  trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the
SEC does not involve  supervision by the SEC of the administration or investment practices of the Separate Account or the Company.

UNDERLYING  FUNDS -- Each Underlying Fund is an open-end  management  investment company.  It is registered  with the SEC under the 1940 Act.  Such  registration does not involve  supervision by the SEC of the investments or investment policy of the Underlying  Funds.  Each  Underlying  Fund pursues  different  investment objectives and policies.

   Shares of the  Underlying  Funds  currently  are not publicly  traded  mutual funds.  They are  available  only as investment  options in variable  annuity or variable life insurance  policies issued by life insurance  companies or in some cases, through participation in certain qualified pension or retirement plans.

   Because  the  Underlying  Funds may  serve as  investment  vehicles  for both
variable  life  insurance   policies  and  variable  annuity  contracts  ("mixed
funding")  and  shares  of the  Underlying  Funds  also may be sold to  separate accounts of other insurance  companies  ("shared  funding"),  material conflicts could occur. The Company  currently does not foresee any disadvantages to Owners arising from either mixed or shared funding;  however, due to differences in tax treatment or other  considerations,  it is possible that the interests of owners of various contracts for which the Underlying Funds serve as investment vehicles might at some time be in conflict.  However, the Company, each Underlying Fund's
Board of Directors,  and any other insurance  companies that  participate in the
Underlying  Funds  are  required  to  monitor  events in order to  identify  any material  conflicts  that arise from the use of the  Underlying  Funds for mixed and/or shared funding.  If such a conflict were to occur, the Company would take steps necessary to protect Owners  including  withdrawal of the Separate Account from  participation  in the Underlying  Fund(s)  involved in the conflict.  This might force an Underlying Fund to sell securities at disadvantageous prices.

   A summary of the investment objective of each Underlying Fund is set forth at the end of this  Prospectus.  We cannot  assure  that any  Underlying  Fund will achieve its objective.  More detailed information is contained in the prospectus of each Underlying Fund, including  information on the risks associated with its investments and investment techniques.

   PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE CAREFULLY READ IN CONJUNCTION
WITH THIS  PROSPECTUS  BEFORE  INVESTING.  YOU MAY OBTAIN  PROSPECTUSES  FOR THE
UNDERLYING FUNDS BY CONTACTING THE COMPANY.

   The Company has entered  into  agreements  with the  Underlying  Funds and/or certain service providers to the Underlying Funds, such as an underwriter and/or
investment   adviser.   Under   these   agreements,   the  Company  or  Security
Distributors,  Inc. ("SDI"), the underwriter of the Contract, is compensated for providing  various  services  to Owners  and/or  to the  Underlying  Funds.  The compensation  received by the Company or SDI may come from the Underlying  Fund, including  amounts paid under a Rule 12b-1 Plan adopted by the Underlying  Fund, or from one of the Underlying Fund's service providers.

   The services provided by the Company and/or SDI include,  but are not limited to, the following:  (i)  Administrative/Sub-Transfer  Agency  services,  such as maintaining separate records of each Owner's investment in the Underlying Funds, disbursing  or  crediting to Owners the proceeds of  redemptions  of  Underlying
Funds and  providing  account  statements  to Owners  showing  their  beneficial investment in the Underlying Funds; (ii) Shareholder Services, such as providing information  regarding Underlying Funds to Owners,  maintaining a call center to
facilitate   answering  Owner  questions  regarding  the  Underlying  Funds  and effecting  transactions  in the shares of Underlying  Funds on behalf of Owners;
and (iii)  Distribution  Services,  such as  distributing  prospectuses  for the
Underlying  Funds to prospective  Owners,  training of sales  personnel and such other  distribution  related  services  as an  Underlying  Fund  may  reasonably
request.  For  providing   Administrative/Sub-Transfer  Agency  services  and/or
Shareholder  Services,  the compensation which the Company receives varies based on the services being provided,  but is generally  between 0.15% to 0.50% of the average  net  assets  of the  Contract  invested  in the  Underlying  Fund.  For
providing   Distribution  Services,  the  compensation  which  SDI  receives  is generally not expected to exceed 0.25% of the average net assets of the Contract invested in the Underlying Fund.

THE CONTRACT

GENERAL -- The Company issues the Contract offered by this  Prospectus.  It is a flexible  purchase payment  deferred  variable  annuity.  To the extent that you allocate  all or a portion of your  purchase  payments to the  Subaccounts,  the
Contract is significantly  different from a fixed annuity contract in that it is the Owner  under a Contract  who  assumes  the risk of  investment  gain or loss rather than the Company. When you are ready to begin receiving annuity payments, the Contract  provides  several Annuity Options under which the Company will pay periodic annuity payments on a variable basis, a fixed basis or both,  beginning on the  Annuity  Start  Date.  The amount  that will be  available  for  annuity payments will depend on the investment  performance of the  Subaccounts to which you have  allocated  purchase  payments  and the amount of interest  credited on
Contract Value that you have allocated to the Fixed Account.

   The  Contract  is  available  for  purchase  by an  individual  as a  non-tax qualified retirement plan ("Non-Qualified  Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the  requirements of Section 403(b),  408, or 408A of the Internal  Revenue Code
("Qualified  Plan").  Certain federal tax advantages are currently  available to retirement  plans that qualify as (1) annuity  purchase  plans of public  school systems  and certain  tax-exempt  organizations  under  Section  403(b),  or (2)
traditional  and Roth  individual  retirement  accounts or annuities,  including traditional IRA's established by an employer under a simplified employee pension plan or a SIMPLE IRA plan, under Section 408. Joint Owners are permitted only on a Contract issued  pursuant to a  Non-Qualified  Plan. If you are purchasing the contract as an investment  vehicle for a Section 403(b),  408, or 408A Qualified
Plan, you should  consider that the Contract does not provide any additional tax advantages beyond those already  available through the Qualified Plan.  However, the Contract  does offer  features  and  benefits in addition to  providing  tax
deferral  that  other  investments  may  not  offer,   including  death  benefit
protection for your beneficiaries and annuity options which guarantee income for life.  You should  consult with your  financial  professional  as to whether the overall  benefits  and costs of the Contract are  appropriate  considering  your circumstances.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial  purchase  payment to the Company,  as well as any other form or information that the Company may require. The Company reserves the right to reject an  application or purchase  payment for any reason,  subject to the Company's  underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

   The maximum age of an Owner or Annuitant  for which a Contract will be issued is age 85. If there are Joint Owners or  Annuitants,  the maximum issue age will be determined by reference to the older Owner or Annuitant.

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one or more of the following riders; provided,  however, that you may not select riders with total  charges in excess of 1.55% (1.00% if one of the riders you select is the 0-Year Alternate Withdrawal Charge Rider):

-  Guaranteed Minimum Income Benefit at 3% or 5%;
-  Annual Stepped Up Death Benefit;
-  Guaranteed Minimum Withdrawal Benefit;
-  Extra Credit at 3%, 4% or 5%; or
-  0-Year or 4-Year Alternate Withdrawal Charge.

The  Company  makes  each  rider  option  available  only at issue,  except  the
Guaranteed  Minimum  Withdrawal  Benefit  Rider,  which  is also  available  for purchase on a Contract  Anniversary.  You cannot  change or cancel the  Rider(s)
that you select  after they are  issued.  See the  detailed  description  of the riders below.

GUARANTEED MINIMUM INCOME BENEFIT -- This Rider makes available a minimum amount for the purchase of a fixed  Annuity  ("Minimum  Income  Benefit").  The Minimum
Income Benefit is equal to Purchase Payments and any Credit Enhancements, net of
any premium tax,  less an  adjustment  for  Withdrawals,  increased at an annual effective rate of interest of 3% or 5%, as elected in the application; provided, however,  that the  amount of the  Minimum  Income  Benefit  shall not exceed an
amount  equal  to  200%  of  purchase   payments   (not   including  any  Credit
Enhancements),  net of premium  tax and any  withdrawals,  including  withdrawal charges.  (If you elect the Guaranteed Minimum Income Benefit at 5%, please note that the Company will credit a maximum  rate of 4% for amounts  allocated to the
SBL Money Market  Subaccount or the Fixed Account;  however,  you will still pay the Rider charge applicable to the 5% rate.)

   In crediting interest, the Company takes into account the timing of when each purchase  payment and  withdrawal  occurred and accrues such interest  until the earlier  of:  (1)  the  Annuity  Start  Date,  or (2) the  Contract  Anniversary
following the oldest  Annuitant's  80th birthday.  In the event of a withdrawal, the  Minimum  Income  Benefit is reduced as of the date of the  withdrawal  by a percentage  found by dividing the  withdrawal  amount,  including any withdrawal charges, by Contract Value immediately prior to the withdrawal.

   You may apply the Minimum Income Benefit, less any applicable Premium tax and pro rata account  administration  charge,  to purchase a fixed Annuity within 30 days of any Contract Anniversary  following the 10th Contract  Anniversary.  You may apply the Minimum  Income  Benefit to purchase  only a fixed  Annuity  under
Option 2, life income with a 10-year period certain, or Option 4, joint and last survivor with a 10-year  period  certain.  See the discussion of Options 2 and 4 under  "Annuity  Options."  The Annuity  rates for this Rider are based upon the
1983(a)  mortality table with mortality  improvement  under  projection  scale G projected for 45 years and an interest  rate of 2 1/2%.  This Rider is available only if the age of the Owner and Annuitant at the time the Contract is issued is age 79 or younger.

ANNUAL STEPPED UP DEATH BENEFIT -- This Rider makes  available an enhanced death benefit  upon the  death of the Owner or any Joint  Owner  prior to the  Annuity
Start Date. The death benefit  proceeds will be the death benefit reduced by any outstanding  Contract Debt, any pro rata account  administration  charge and any uncollected  premium  tax.  If an Extra  Credit  Rider was in effect,  the death benefit also will be reduced by any Credit  Enhancements  applied  during the 12 months  preceding  the Owner's date of death;  provided  that the death  benefit defined in 1 below will not be so reduced. If an Owner dies prior to the Annuity
Start  Date,  the  amount of the death  benefit  under  this  Rider  will be the greatest of:

1.  The sum of all purchase  payments (not  including any Credit  Enhancements), less any withdrawals and withdrawal charges;

2.  The Contract Value on the date due proof of death and instructions regarding payment for each Designated Beneficiary are received by the Company; or

3.  The Stepped Up Death Benefit.

The Stepped Up Death Benefit is the largest result for the following calculation as of the  date of  receipt  of  instructions  regarding  payment  of the  death benefit:

-  The  Contract  Value on any  Contract  Anniversary  that occurs  prior to the oldest Owner attaining age 81; plus

-  Any purchase payments  received by the Company since the applicable  Contract
   Anniversary; less

-  An  adjustment  for any  withdrawals  and  withdrawal  charges made since the applicable  anniversary.  In the event of a withdrawal,  the Stepped Up Death
   Benefit is reduced as of the date of the withdrawal by a percentage  found by dividing the withdrawal amount, including any withdrawal charges, by Contract
   Value immediately prior to the withdrawal.

   If an Owner dies prior to the Annuity Start Date,  but due proof of death and
instructions   regarding  payment  are  not  received  by  the  Company  at  its
Administrative  Office  within 12 months of the date of the Owner's  death,  the death benefit will be as set forth in item 2 above.

   This Rider is available only if the age of the Owner at the time the Contract is issued is age 79 or younger.

GUARANTEED  MINIMUM  WITHDRAWAL  BENEFIT -- You may purchase this Rider when you purchase the Contract or on any  Contract  Anniversary.  If you elect this Rider when you purchase the Contract,  your "Benefit  Amount" is equal to a percentage of the  initial  purchase  payment  including  any  Credit  Enhancement.  If you purchase the Rider on a Contract Anniversary,  your Benefit Amount is equal to a percentage  of your  Contract  Value  on the  date  we add  this  Rider  to your
Contract.  The Benefit Amount is reduced as you take Annual Withdrawal  Amounts, and the Benefit  Amount as so reduced is referred to as the  "Remaining  Benefit
Amount."

   Under this Rider,  you may  withdraw up to a specified  amount each  Contract
Year (the "Annual Withdrawal Amount"),  regardless of market performance,  until the  Remaining  Benefit  Amount is reduced to $0. The Annual  Withdrawal  Amount initially is a percentage of the initial purchase  payment  including any Credit
Enhancement (or Contract Value on the purchase date of the Rider if the Rider is purchased  on a  Contract  Anniversary).  You may  select  one of the  following combinations of Annual Withdrawal Amount and Benefit Amount:

                  ===========================================
                        ANNUAL
                  WITHDRAWAL AMOUNT*          BENEFIT AMOUNT*
                  -------------------------------------------
                          5%                       130%
                          6%                       110%
                          7%                       100%
                  -------------------------------------------
                  *A  percentage  of  the  initial   purchase
                   payment  including any Credit  Enhancement
                   (or Contract Value on the purchase date of
                   the Rider if the Rider is  purchased  on a
                   Contract Anniversary)
                  ===========================================

If you do not take the Annual  Withdrawal Amount during a Contract Year, you may not take more than the Annual  Withdrawal  Amount in the next Contract Year. The
Annual Withdrawal Amount can be taken in one withdrawal or multiple  withdrawals during the Contract Year.  You can continue to take up to the Annual  Withdrawal
Amount each Contract Year until the Remaining Benefit Amount is depleted.

   If you take more than the Annual  Withdrawal  Amount in a Contract  Year,  we will recalculate the Remaining Benefit Amount, and your Annual Withdrawal Amount may be lower in the future.  Withdrawals  under this Rider reduce Contract Value by the amount of the withdrawal,  including any applicable withdrawal charges or premium taxes and any forfeited Credit Enhancements;  provided, however, that if your withdrawals in a Contract Year do not exceed the Annual Withdrawal  Amount, such  withdrawals are not subject to a withdrawal  charge.  Any withdrawal up to the Annual  Withdrawal  Amount in a Contract  Year  reduces the Free  Withdrawal amount  otherwise  available in that Contract Year, and  withdrawals,  including withdrawals of the Annual Withdrawal  Amount, may result in forfeiture of Credit
Enhancements  if you  have an  Extra  Credit  Rider in  effect.  Please  see the
discussion  under  "Contingent   Deferred  Sales  Charge"  and  "Extra  Credit."
Withdrawals,  including  withdrawals of the Annual Withdrawal Amount, may result in  receipt  of  taxable  income to the Owner  and,  if made  prior to the Owner attaining  age 59 1/2, may be subject to a 10% penalty tax.  Please see "Federal
Tax Matters."

   The Annual  Withdrawal  Amount will remain the same each Contract Year unless you make  additional  purchase  payments  after the purchase  date of the rider, withdraw more than the Annual  Withdrawal Amount in a Contract Year, or elect to reset the Remaining  Benefit Amount as discussed  below. If additional  purchase payments are made, the Annual Withdrawal Amount will increase by an amount equal to 5%, 6% or 7% of the purchase payment  including any Credit  Enhancement,  and the Remaining  Benefit Amount will increase by an amount equal to 130%,  110% or
100% of the purchase  payment  including  any Credit  Enhancement,  depending on which  combination  of Annual  Withdrawal  Amount  and  Benefit  Amount you have selected.  The  Annual  Withdrawal  Amount  and  Remaining  Benefit  Amount  are
recalculated  in the event of a withdrawal  in a Contract  Year that exceeds the
Annual Withdrawal Amount as follows.  The Annual Withdrawal Amount and Remaining
Benefit  Amount  respectively  are reduced by an amount equal to a percentage of the Annual Withdrawal Amount and Remaining Benefit Amount determined by dividing the excess  withdrawal  amount by Contract  Value after  deduction of any Annual
Withdrawal Amount included in the withdrawal.

   After the fifth  anniversary of the purchase of this Rider,  you may elect to reset the Remaining  Benefit  Amount to an amount equal to Contract Value on the reset date and the Annual Withdrawal  Amount to 5%, 6% or 7%, as applicable,  of
Contract  Value on that date;  provided,  however,  that the  Annual  Withdrawal
Amount will remain the same if the current Annual  Withdrawal  Amount is greater than the reset amount.  Once a reset  election has been made,  you may not elect another  reset until after the fifth  anniversary  of the prior reset date.  The
Company  reserves  the right to require  that  resets be  effected on a Contract
Anniversary  and the Rider charge may be increased in the event that you elect a reset; provided, however, that such charge will not exceed 1.10%.

   While this Rider is in effect,  we reserve the right to  restrict  subsequent purchase  payments.  This  Rider  will  terminate  upon  the  earliest  of:  (1)
termination of the Contract,  (2) the Annuity Start Date, (3) any Valuation Date
on which the Remaining  Benefit Amount is equal to $0, (4) a full  withdrawal of
Contract  Value  pursuant to a  withdrawal  that  exceeds the Annual  Withdrawal
Amount for that Contract  Year, or (5) upon the first death of any Owner,  or if the Owner is a  non-natural  person,  the death of an Annuitant or a Joint Owner that is a natural person.  This Rider may not be reinstated by purchase payments or reset after such termination. This Rider is available only if the age of each
Owner and Annuitant at the time the Rider is purchased is age 85 or younger.

EXTRA  CREDIT -- This Rider makes  available a Credit  Enhancement,  which is an amount added to your Contract Value by the Company.  You may purchase this Rider only at issue.  A Credit  Enhancement of 3%, 4% or 5% of purchase  payments,  as elected in the  application,  will be added to Contract  Value for each purchase payment  made  in the  first  Contract  Year.  Any  Credit  Enhancement  will be allocated to the  Subaccounts  and Fixed Account in the same  proportion as your purchase  payment.  This Rider is available  only if the age of the Owner on the
Contract Date is age 80 or younger.

   In the event of a full or partial withdrawal,  the Company will recapture all or part of any Credit  Enhancement  that has not yet vested.  An amount equal to
1/7 of the Credit  Enhancement  will vest as of each  anniversary of the Rider's date of issue  and the  Credit  Enhancement  will be fully  vested at the end of seven  years  from  that  date.  The  amount to be  forfeited  in the event of a withdrawal is equal to a percentage of the Credit  Enhancement  that has not yet vested.  The percentage is determined for each  withdrawal as of the date of the withdrawal by dividing:

1.  The amount of the  withdrawal,  including any withdrawal  charges,  less the
    Free Withdrawal Amount, by

2.  Contract Value immediately prior to the withdrawal.

   The Company will recapture  Credit  Enhancements  on withdrawals  only to the
extent  that  total  withdrawals  in  a  Contract  Year,   including  systematic
withdrawals,  exceed the Free Withdrawal  amount.  The Free Withdrawal amount is equal in the first  Contract  Year, to 10% of purchase  payments,  excluding any
Credit Enhancements, made during the year and, for any subsequent Contract Year, to 10% of Contract Value as of the first day of that Contract Year.

   This Rider is available only if the age of the Owner at the time the Contract is issued is age 80 or younger. The charge for this Rider will be deducted for a period of seven years from the Contract  Date.  The charge varies based upon the
Credit Enhancement rate selected as set forth below:

                 =============================================
                 CREDIT ENHANCEMENT RATE          RIDER CHARGE
                 ---------------------------------------------
                            3%                        0.40%
                            4%                        0.55%
                            5%                        0.70%
                 =============================================

You may not have more than one Extra  Credit  Rider in effect on your  Contract.
You may not select an Annuity  Start Date that is prior to seven  years from the effective date of the Rider.

   The  Company  may  recapture  Credit  Enhancements  in the event of a full or partial  withdrawal as discussed above. If you exercise your right to return the
Contract during the Free-Look period, your Contract Value will be reduced by the value of any Credit Enhancements  applied.  See "Free-Look Right." Death benefit proceeds may exclude all or part of any Credit Enhancements. See "Death Benefit"
and the discussions of the death benefit riders.

   The Company expects to make a profit from the charge for this Rider and funds payment of the Credit  Enhancements  through  the Rider  charge and the  vesting schedule.  The Extra  Credit  Rider  would make sense for you only if you expect your average  annual return (net of expenses of the Contract and the  Underlying
Funds) to exceed the applicable  amount set forth in the table below, and you do not expect to make purchase  payments to the Contract  after the first  Contract
Year.  The  returns  below  represent  the amount  that must be earned each year during the seven-year period beginning on the Contract Date to break even on the
Rider. The rate of return assumes that all purchase payments are made during the first Contract Year when the Credit Enhancement is applied to purchase payments.
If purchase payments are made in subsequent Contract Years, the applicable Rider charge will be higher and no offsetting Credit Enhancement will be available. As a result, the rate of return required to break even would be higher.

   If your actual  returns  are greater  than the amount set forth below and you make no purchase  payments  after the first  Contract Year, you will profit from the purchase of the Rider.  If your actual returns are less,  for example,  in a down  market,  you will be worse off than if you had not  purchased  the  Rider.
Please  note that the  returns  below are net of Contract  and  Underlying  Fund expenses  so that you would need to earn the amount in the table plus the amount of applicable expenses to break even on the Rider.

               ==================================================
                                                 RATE OF RETURN
               CREDIT ENHANCEMENT RATE          (NET OF EXPENSES)
               --------------------------------------------------
                          3%                         -5.07%
                          4%                         -1.56%
                          5%                          0.78%
               ==================================================

ALTERNATE  WITHDRAWAL  CHARGE  -- This  Rider  makes  available  an  alternative withdrawal charge schedule. You may select one of the following schedules at the time of purchase of the Rider, which is available only at issue.

             ======================================================
                  0-YEAR SCHEDULE              4-YEAR SCHEDULE
             -------------------------    -------------------------
              PURCHASE                      PURCHASE
             PAYMENT AGE    WITHDRAWAL    PAYMENT AGE    WITHDRAWAL
             (IN YEARS)       CHARGE       (IN YEARS)      CHARGE
             ------------------------------------------------------
             0 and over         0%             1             7%
                                               2             7%
                                               3             6%
                                               4             5%
                                           5 and over        0%
             ======================================================

If you purchase this Rider, the withdrawal  charge selected under the Rider will apply  in  lieu  of  the  7-year  withdrawal  charge  schedule  described  under
"Contingent  Deferred  Sales Charge." If you have also purchased an Extra Credit
Rider,  you may forfeit all or part of any Credit  Enhancement in the event of a full or partial withdrawal. See "Extra Credit."

PURCHASE  PAYMENTS -- The minimum initial purchase payment for the purchase of a
Contract  is $10,000.  Thereafter,  you may choose the amount and  frequency  of purchase payments,  except that the minimum subsequent purchase payment is $500.
The minimum  subsequent  purchase  payment if you elect an Automatic  Investment
Program is $50. The Company may reduce the minimum purchase payment  requirement under certain circumstances.  Purchase payments exceeding $1 million will not be accepted without prior approval of the Company.

   The Company will apply the initial purchase payment not later than the end of the  second  Valuation  Date  after the  Valuation  Date it is  received  by the
Company;  provided that the purchase  payment is preceded or  accompanied  by an application  that contains  sufficient  information  to establish an account and properly credit such purchase payment.  The application form will be provided by the Company. If the Company does not receive a complete application, the Company will hold your purchase  payment in its general account and will notify you that it does not have the necessary  information to issue a Contract and/or apply the purchase  payment  to  your  Contract.  If  you  do not  provide  the  necessary information to the Company within five Valuation  Dates after the Valuation Date on which the  Company  first  receives  the initial  purchase  payment or if the
Company  determines  it cannot  otherwise  issue the  Contract  and/or apply the purchase payment to your Contract,  the Company will return the initial purchase payment to you unless you consent to the Company  retaining the purchase payment until the application is made complete.

   The Company  will credit  subsequent  purchase  payments as of the end of the
Valuation Period in which they are received by the Company at its Administrative
Office.  Purchase payments after the initial purchase payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent purchase payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent purchase payments may be paid  under an  Automatic  Investment  Program.  The  initial  purchase  payment required  must be paid before the Company will accept the  Automatic  Investment
Program.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract,  you select the  Subaccounts  or the  Fixed  Account  to  which  purchase  payments  will be allocated.  Purchase  payments will be allocated  according to your instructions contained  in the  application  or more recent  instructions  received,  if any, except that no purchase  payment  allocation  is permitted  that would result in less than $25.00 per payment being  allocated to any one Subaccount or the Fixed
Account.  The  allocations  may be a whole dollar amount or a whole  percentage.
Available allocation alternatives include the Subaccounts and the Fixed Account;
provided that the Fixed Account is available under your Contract.

   You may change the purchase payment  allocation  instructions by submitting a proper written request to the Company's  Administrative  Office. A proper change in allocation  instructions will be effective upon receipt by the Company at its
Administrative  Office and will  continue in effect until you submit a change in instructions  to the  Company.  You may make  changes in your  purchase  payment
allocation   and  changes  to  an  existing   Dollar  Cost  Averaging  or  Asset
Reallocation  Option by telephone  provided the  Electronic  Transfer  Privilege section of the application or the proper form is properly completed, signed, and filed at the  Company's  Administrative  Office.  Changes in the  allocation  of future purchase  payments have no effect on existing  Contract  Value.  You may, however,  transfer Contract Value among the Subaccounts and the Fixed Account in the manner described in "Transfers of Contract Value."

DOLLAR COST AVERAGING  OPTION -- Prior to the Annuity Start Date, you may dollar cost average your  Contract  Value by  authorizing  the Company to make periodic transfers of Contract  Value from any one Subaccount to one or more of the other
Subaccounts.  Dollar cost averaging is a systematic method of investing in which securities  are purchased at regular  intervals in fixed dollar  amounts so that the cost of the  securities  gets  averaged  over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one
Subaccount to one or more of the other  Subaccounts.  Amounts  transferred under this option will be credited at the price of the Subaccount as of the end of the
Valuation  Dates on which  the  transfers  are  effected.  Since  the price of a
Subaccount's  Accumulation  Units  will  vary,  the  amounts  transferred  to  a
Subaccount  will result in the  crediting of a greater  number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts  transferred  from a  Subaccount  will result in a debiting of a greater number  of units  when the price is low and a lesser  number  of units  when the price is high.  Dollar cost  averaging does not guarantee  profits,  nor does it assure that you will not have losses.

   An Asset  Reallocation/Dollar  Cost Averaging form is available upon request.
On the form, you must designate  whether  Contract Value is to be transferred on the basis of a specific  dollar  amount,  a fixed period or earnings  only,  the
Subaccount  or  Subaccounts  to and from which the transfers  will be made,  the desired  frequency  of the  transfers,  which may be on a monthly  or  quarterly basis,  and the length of time during which the transfers  shall continue or the total  amount to be  transferred  over  time.  The  minimum  amount  that may be transferred to any one  Subaccount is $25.00.  The Company does not require that transfers  be  continued  over any minimum  period of time,  although  typically dollar cost averaging would extend over a period of at least one year.

   After the Company has received an Asset  Reallocation/Dollar  Cost  Averaging request in proper form at its  Administrative  Office, the Company will transfer
Contract  Value in the  amounts you  designate  from the  Subaccount  from which transfers are to be made to the Subaccount or Subaccounts  you have chosen.  The
Company  will  effect  each  transfer  on the date you  specify or if no date is specified, on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the Administrative Office of an Asset
Reallocation/Dollar  Cost  Averaging  request in proper form.  Transfers will be made until the total  amount  elected has been  transferred,  or until  Contract
Value in the Subaccount from which transfers are made has been depleted. Amounts periodically transferred under this option are not included in the six transfers per Contract Year that  generally are allowed as discussed  under  "Transfers of
Contract Value."

   You may instruct  the Company at any time to terminate  the option by written request to the  Company's  Administrative  Office.  In that event,  the Contract
Value in the Subaccount  from which  transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise.  If you wish to continue  transferring  on a dollar cost  averaging  basis after the expiration  of  the  applicable  period,  the  total  amount  elected  has  been transferred,  or the  Subaccount  has been  depleted,  or after the Dollar  Cost
Averaging  Option  has been  canceled,  a new Asset  Reallocation/  Dollar  Cost
Averaging  form must be completed  and sent to the  Administrative  Office.  The
Company  requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis) before reinstating Dollar Cost Averaging after it has been terminated for any reason. The Company may discontinue,  modify, or suspend the Dollar Cost  Averaging  Option at any time.  The Company does not  currently charge a fee for this option.

   You may also dollar cost average Contract Value to or from the Fixed Account, subject to certain restrictions  described under "Transfers and Withdrawals from the Fixed Account."

ASSET REALLOCATION  OPTION -- Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a quarterly,  semiannual or  annual  basis to  maintain  a  particular  percentage  allocation  among the
Subaccounts.  The  Contract  Value  allocated  to each  Subaccount  will grow or decline in value at  different  rates  during  the  selected  period,  and Asset
Reallocation  automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly,  semiannual or annual basis,  as you select.  Asset  Reallocation  is intended to transfer  Contract Value from those
Subaccounts that have increased in value to those Subaccounts that have declined in value.  Over time,  this  method of  investing  may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

   To elect this option an Asset  Reallocation/Dollar  Cost Averaging request in proper form must be received by the  Company at its  Administrative  Office.  An
Asset  Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must indicate the applicable  Subaccounts,  the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

   Upon  receipt  of the Asset  Reallocation/Dollar  Cost  Averaging  form,  the
Company will effect a transfer or, in the case of a new Contract,  will allocate the initial purchase  payment,  among the Subaccounts based upon the percentages that you  selected.  Thereafter,  the Company will  transfer  Contract  Value to maintain that allocation on each quarterly, semiannual or annual anniversary, as
applicable,   of   the   date   of  the   Company's   receipt   of   the   Asset
Reallocation/Dollar   Cost  Averaging   request  in  proper  form.  The  amounts
transferred will be credited at the price of the Subaccount as of the end of the
Valuation  Date  on  which  the  transfer  is  effected.   Amounts  periodically
transferred under this option are not included in the six transfers per Contract
Year that  generally  are  allowed as  discussed  under  "Transfers  of Contract
Value."

   You may instruct the Company at any time to terminate  this option by written request to the  Company's  Administrative  Office.  In that event,  the Contract
Value in the  Subaccounts  that has not been  transferred  will  remain in those
Subaccounts  regardless  of the  percentage  allocation  unless you  instruct us otherwise.  If you  wish  to  continue  Asset  Reallocation  after  it has  been canceled, a new Asset  Reallocation/Dollar Cost Averaging form must be completed and sent to the Company's  Administrative  Office.  The Company may discontinue, modify,  or  suspend,  and  reserves  the  right to  charge a fee for the  Asset
Reallocation Option at any time. The Company does not currently charge a fee for this option.

   Contract  Value  allocated to the Fixed  Account may be included in the Asset
Reallocation option, subject to certain restrictions described in "Transfers and
Withdrawals from the Fixed Account."

TRANSFERS  OF  CONTRACT  VALUE -- You may  transfer  Contract  Value  among  the
Subaccounts upon proper written request to the Company's  Administrative  Office both before and after the Annuity Start Date. You may make transfers (other than transfers pursuant to the Dollar Cost Averaging and Asset Reallocation  Options)
by  telephone  if the proper  form has been  completed,  signed and filed at the
Company's  Administrative  Office.  The minimum  transfer amount is $500, or the amount  remaining in a given  Subaccount.  The minimum  transfer amount does not apply to  transfers  under  the  Dollar  Cost  Averaging  or Asset  Reallocation
Options.

   The  Company  effects  transfers  between  Subaccounts  at  their  respective accumulation  unit values as of the close of the  Valuation  Period during which the transfer request is received.

   You may also transfer Contract Value to the Fixed Account; however, transfers from the Fixed Account to the  Subaccounts  are  restricted as described in "The
Fixed Account."

   The Company  reserves  the right to limit the number of transfers to six in a
Contract  Year.  The Company may exercise this right in the event that it sees a pattern of  excessive  trading on the part of Owners  generally or for any other reason the Company deems appropriate.

   The Contract is not designed for  organizations or individuals  engaging in a market timing strategy,  or making programmed  transfers,  frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund.
These kinds of  strategies  and transfer  activities  may be  disruptive  to the
Underlying  Funds in which  the  Subaccounts  invest.  We  reserve  the right to restrict  transfers  if we  determine  that you are  engaging  in a  pattern  of
transfers   that  is  disruptive  to  the   Underlying   Funds  or   potentially
disadvantageous  to other Owners (regardless of the number of previous transfers during the Contract Year). In making this determination,  we will consider among other things, the following factors:

-  The total dollar amount being transferred;

-  The number of transfers you made within the previous three months;

-  Whether your transfers  appear to follow a pattern designed to take advantage of short-term market fluctuations; and

-  Whether your  transfers  appear to be part of a group of transfers  made by a third party on behalf of the individual Owners in the group.

   The Company  reserves the right to limit the size and  frequency of transfers and to  discontinue  telephone and other  electronic  transfers.  If the Company determines  that your transfer  patterns among the Subaccounts are disruptive to the Underlying Funds or potentially  disadvantageous  to Owners, the Company may among other things,  restrict the  availability of telephone  transfers or other electronic  transfers  and may  require  that you submit  transfer  requests  in writing  via  regular  U.S.  mail.  We  may  also  refuse  to  act  on  transfer instructions  of an agent who is acting on behalf of one or more  Owners.  Also, certain of the Underlying  Funds have in place limits on the number of transfers permitted,  which limits are more  restrictive than six per Contract Year. If we choose to discontinue your right to use telephone and other electronic transfers or to otherwise restrict the size and/or frequency of your transfers, we will so notify you in writing.

   The Company will not make  exceptions to the  restrictions  on transfers that may be imposed as discussed above, except to resolve an error on the part of the
Company,  or in the case of a substitution or liquidation of an Underlying Fund, or other extraordinary circumstances.

   While the Company discourages market timing and excessive short-term trading, the Company cannot always know or reasonably  detect such trading,  particularly if it is facilitated by authorized financial  intermediaries or effected through omnibus account  arrangements.  In addition,  monitoring and discouraging market
timing  and  excessive   trading  may  require  the   cooperation  of  financial
intermediaries, which cannot necessarily be assured.

CONTRACT  VALUE  -- The  Contract  Value  is the sum of the  amounts  under  the
Contract held in each Subaccount and the Fixed Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

   On each  Valuation  Date,  the  amount of  Contract  Value  allocated  to any particular  Subaccount will be adjusted to reflect the investment  experience of that Subaccount. See "Determination of Contract Value." Contract Value allocated to the  Subaccounts  is not  guaranteed  by the  Company.  You bear  the  entire investment  risk  relating  to the  investment  performance  of  Contract  Value allocated to the Subaccounts.

DETERMINATION  OF CONTRACT  VALUE -- Your  Contract  Value will vary to a degree that depends upon several factors, including

-  Investment  performance  of the  Subaccounts  to  which  you  have  allocated
   Contract Value,

-  Payment of purchase payments,

-  The amount of any outstanding Contract Debt,

-  Full and partial withdrawals, and

-  Charges assessed in connection with the Contract,  including  charges for any optional Riders selected.

The  amounts  allocated  to the  Subaccounts  will be  invested in shares of the corresponding  Underlying Funds. The investment performance of a Subaccount will reflect  increases  or  decreases  in the  net  asset  value  per  share  of the corresponding Underlying Fund and any dividends or distributions declared by the
Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically  reinvested  in shares of the same  Underlying  Fund,  unless  the
Company, on behalf of the Separate Account, elects otherwise.

   Assets in the  Subaccounts  are divided into  Accumulation  Units,  which are accounting  units of measure used to calculate the value of an Owner's  interest in a  Subaccount.  When you allocate  purchase  payments to a  Subaccount,  your
Contract is credited with Accumulation  Units. The number of Accumulation  Units to be credited is determined by dividing the dollar amount, including any Credit
Enhancements,  allocated  to the  particular  Subaccount  by the  price  for the
Subaccount's  Accumulation  Units as of the end of the Valuation Period in which the purchase payment is credited.

   In addition, other transactions including loans, full or partial withdrawals, transfers,  and assessment of certain  charges  against the Contract  affect the number  of  Accumulation  Units  credited  to a  Contract.  The  number of units credited or debited in  connection  with any such  transaction  is determined by dividing the dollar amount of such  transaction by the price of the Accumulation
Unit  of  the  affected   Subaccount  next  determined   after  receipt  of  the
transaction.  The price of each  Subaccount is determined on each Valuation Date as of the close of the New York Stock Exchange, normally 3:00 p.m. Central time.
Transactions  received after that time on any Valuation Date will be effected at the  Accumulation  Unit value  determined on the following  Valuation  Date. The price of each  Subaccount  may be determined  earlier if trading on the New York
Stock Exchange is restricted or as permitted by the SEC.

   The number of Accumulation  Units credited to a Contract shall not be changed by any subsequent  change in the value of an  Accumulation  Unit, but the dollar value of an  Accumulation  Unit may vary from  Valuation  Date to Valuation Date depending upon the investment  experience of the Subaccount and charges  against the Subaccount.

   The  price of each  Subaccount's  units  initially  was $10.  The  price of a
Subaccount  on any  Valuation  Date takes into  account the  following:  (1) the investment  performance  of the  Subaccount,  which is based upon the investment
performance  of  the  corresponding   Underlying  Fund,  (2)  any  dividends  or
distributions paid by the Underlying Fund, (3) the charges,  if any, that may be assessed  by  the  Company  for  taxes  attributable  to  the  operation  of the
Subaccount, (4) the minimum mortality and expense risk charge under the Contract of 0.60%, and (5) the administration charge under the Contract of 0.15%.

   The minimum mortality and expense risk charge of 0.60% and the administration charge of 0.15% are factored into the accumulation unit value or "price" of each
Subaccount on each Valuation Date. The Company deducts any mortality and expense risk charge above the minimum charge and the charge for any optional Riders (the
"Excess Charge") on a monthly basis. Each Subaccount declares a monthly dividend and the Company  deducts the Excess  Charge from this monthly  dividend upon its reinvestment  in the  Subaccount.  The  Excess  Charge is a  percentage  of your
Contract  Value  allocated to the  Subaccount as of the  reinvestment  date. The monthly  dividend is paid only for the purpose of collecting  the Excess Charge.
Assuming  that you owe a charge  above the minimum  mortality  and expense  risk charge and the administration charge, your Contract Value will be reduced in the amount of your  Excess  Charge upon  reinvestment  of the  Subaccount's  monthly dividend.  The Company  deducts the Excess Charge only upon  reinvestment of the monthly  dividend  and does not assess an Excess  Charge  upon a full or partial withdrawal  from the  Contract.  The Company  reserves  the right to compute and deduct the Excess Charge from each  Subaccount on each  Valuation  Date. See the
Statement of Additional  Information  for a more detailed  discussion of how the
Excess Charge is deducted.

FULL AND  PARTIAL  WITHDRAWALS  -- An Owner  may make a  partial  withdrawal  of
Contract  Value,  or surrender the Contract for its Withdrawal  Value. A full or partial  withdrawal,  including  a  systematic  withdrawal,  may be  taken  from
Contract  Value at any time while the Owner is living  and  before  the  Annuity
Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law.  Withdrawals after the Annuity Start Date are permitted only under  Annuity  Option 5. See  "Annuity  Period." A full or  partial  withdrawal request will be effective  as of the end of the  Valuation  Period that a proper
Withdrawal Request form is received by the Company at its Administrative Office.
A proper  written  request  must  include the written  consent of any  effective assignee or irrevocable Beneficiary, if applicable.

   The  proceeds  received  upon  a  full  withdrawal  will  be  the  Contract's
Withdrawal  Value. The Withdrawal Value is equal to the Contract Value as of the end of the  Valuation  Period during which a proper  Withdrawal  Request form is received  by the  Company at its  Administrative  Office,  less any  outstanding
Contract Debt, any applicable  withdrawal  charges,  any pro rata account charge and any  uncollected  premium  taxes.  If an Extra  Credit  Rider is in  effect,
Contract Value will also be reduced by any Credit Enhancements that have not yet vested.  See the  discussion  of vesting  of Credit  Enhancements  under  "Extra
Credit."

   The  Company  requires  the  signature  of  all  Owners  on any  request  for withdrawal,  and a guarantee  of all such  signatures  to effect the transfer or exchange of all or part of the Contract for another  investment.  The  signature guarantee  must be provided by an eligible  guarantor,  such as a bank,  broker, credit union,  national securities exchange or savings association.  The Company further  requires  that any request to  transfer or exchange  all or part of the
Contract for another  investment  be made upon a transfer  form  provided by the
Company which is available upon request.

   A partial  withdrawal  may be requested for a specified  percentage or dollar amount of Contract Value.  Each partial  withdrawal must be at least $500 except systematic  withdrawals discussed below. A request for a partial withdrawal will result in a payment  by the  Company  of the  amount  specified  in the  partial withdrawal  request  provided  there is  sufficient  Contract  Value to meet the request.  Any withdrawal charge will be deducted from remaining  Contract Value, provided there is sufficient  Contract Value available.  Alternatively,  you may request that any withdrawal charge be deducted from your payment.  Upon payment, your Contract Value will be reduced by an amount equal to the payment,  plus any applicable  withdrawal charge, or if you requested that any withdrawal charge be deducted  from your  payment,  your payment will be reduced by the amount of any such charge.  Contract  Value will also be reduced by a percentage of any Credit
Enhancements  that  have  not yet  vested.  See  "Extra  Credit."  If a  partial withdrawal  is  requested  after the first  Contract  Year that would  leave the
Withdrawal  Value in the  Contract  less than $2,000,  the Company  reserves the right to treat the partial withdrawal as a request for a full withdrawal.

   The Company will deduct the amount of a partial  withdrawal from the Contract
Value  in the  Subaccounts  and the  Fixed  Account,  according  to the  Owner's instructions to The Company.  If you do not specify the allocation,  the Company will  deduct  the  withdrawal  in the same  proportion  that  Contract  Value is allocated among the Subaccounts and the Fixed Account.

   A full or partial  withdrawal,  including  a  systematic  withdrawal,  may be subject to a withdrawal  charge if a withdrawal is made from  purchase  payments that have been held in the Contract for less than seven years and may be subject to a premium  tax charge to  reimburse  the Company for any tax on premiums on a
Contract  that  may  be  imposed  by  various  states  and  municipalities.  See
"Contingent Deferred Sales Charge" and "Premium Tax Charge."

   A full or partial withdrawal,  including a systematic withdrawal,  may result in  receipt  of  taxable  income to the Owner  and,  if made  prior to the Owner attaining  age 59 1/2,  may be  subject  to a 10%  penalty  tax.  In the case of
Contracts  issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code,  reference should be made
to  the  terms  of  the  particular   Qualified  Plan  for  any  limitations  or
restrictions  on  withdrawals.   For  more  information,  see  "Restrictions  on
Withdrawals  from Qualified  Plans." The tax  consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters."

SYSTEMATIC WITHDRAWALS -- The Company currently offers a feature under which you may select  systematic  withdrawals.  Under this feature,  an Owner may elect to receive systematic  withdrawals while the Owner is living and before the Annuity
Start Date by sending a properly  completed  Request  for  Scheduled  Systematic
Payments form to the Company at its  Administrative  Office.  This option may be elected at any time. An Owner may designate the systematic  withdrawal amount as a  percentage  of Contract  Value  allocated  to the  Subaccounts  and/or  Fixed
Account, as a fixed period, as level payments,  as a specified dollar amount, as all earnings in the Contract,  or based upon the life expectancy of the Owner or the Owner and a Beneficiary.  An Owner also may designate the desired  frequency of the systematic withdrawals,  which may be monthly,  quarterly,  semiannual or annual. The Owner may stop or modify systematic  withdrawals upon proper written request received by the Company at its Administrative Office at least 30 days in advance of the requested date of termination or  modification.  A proper request must  include  the written  consent of any  effective  assignee  or  irrevocable
Beneficiary, if applicable.

   Each systematic withdrawal must be at least $100. Upon payment, your Contract
Value  will be  reduced  by an amount  equal to the  payment  proceeds  plus any applicable  withdrawal  charge  and  premium  tax.  Contract  Value will also be reduced by a percentage of any Credit Enhancements that have not yet vested. See
"Extra Credit." Any systematic  withdrawal that equals or exceeds the Withdrawal
Value  will be  treated  as a full  withdrawal.  In no event  will  payment of a
systematic   withdrawal   exceed  the  Withdrawal   Value.   The  Contract  will
automatically  terminate  if  a  systematic  withdrawal  causes  the  Contract's
Withdrawal Value to equal $0.

   The  Company  will  effect each  systematic  withdrawal  as of the end of the
Valuation Period during which the withdrawal is scheduled.  The deduction caused by the systematic  withdrawal,  including any applicable withdrawal charge, will be allocated to your Contract Value in the Subaccounts and the Fixed Account, as
you have directed. If you do not specify the allocation, the Company will deduct the  systematic  withdrawal  in the  same  proportion  that  Contract  Value  is allocated among the Subaccounts and the Fixed Account.

   The Company may, at any time,  discontinue,  modify,  suspend or charge a fee for systematic  withdrawals.  You should consider carefully the tax consequences of a systematic  withdrawal,  including the 10% penalty tax which may be imposed on  withdrawals  made prior to the Owner  attaining age 59 1/2. See "Federal Tax
Matters."

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period,  which is generally a ten-day  period  beginning when you receive the Contract (60 days from the date of receipt if you are purchasing  the Contract to replace  another life  insurance  or  annuity  contract  or with the  proceeds  of  another  such contract).  Purchase  payments  received  during the  Free-Look  period  will be allocated  according to your  instructions  contained in the application or more recent  instructions,  if any. If you return your Contract  during the Free-Look
Period, the Company will then deem void the returned Contract and will refund to you purchase  payments  allocated to the Fixed Account (not including any Credit
Enhancements  if an Extra  Credit  Rider was in effect).  The Company  will also refund any Contract Value allocated to the  Subaccounts  based upon the value of
Accumulation  Units next  determined  after we receive your  Contract,  plus any charges  deducted  from  such  Contract  Value,  less  any such  Contract  Value attributable to Credit Enhancements.

DEATH  BENEFIT -- If the Owner dies prior to the  Annuity  Start Date while this
Contract is in force,  the Company  will pay the death  benefit  proceeds to the
Designated  Beneficiary  upon  receipt  of due  proof of the  Owner's  death and instructions regarding payment to the Designated Beneficiary. If there are Joint
Owners,  the death benefit proceeds will be payable upon receipt of due proof of death of either Owner and instructions regarding payment.

   If the  surviving  spouse  of the  deceased  Owner  is  the  sole  Designated
Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations.  See "Distribution Requirements" below. If the Owner is not a natural person, the death benefit proceeds will be payable upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding  payment.  If the  death of the Owner  occurs on or after the  Annuity
Start Date,  any death benefit will be determined  according to the terms of the
Annuity Option. See "Annuity Options."

   The  death  benefit  proceeds  will  be  the  death  benefit  reduced  by any outstanding  Contract  Debt,  any pro rata  account  charge and any  uncollected premium tax. If the age of each Owner was 80 or younger on the Contract Date and an Owner dies prior to the Annuity  Start Date while this  Contract is in force, the amount of the death benefit will be the greater of:

1.  The sum of all purchase  payments (not including any Credit  Enhancements if an Extra Credit Rider was in effect), less any reductions caused by previous withdrawals, including withdrawal charges, or

2.  The Contract Value on the date due proof of death and instructions regarding payment are received by the Company  (less any Credit  Enhancements  applied during the 12 months prior to the date of the Owner's death).

   If any Owner  was age 81 or older on the  Contract  Date,  or if due proof of death and instructions  regarding payment are not received by the Company at its
Administrative  Office within six months of the date of the Owner's  death,  the death benefit will be as set forth in item 2 above.

   If you  purchased  the Annual  Stepped  Up Death  Benefit  Rider,  your death benefit will be determined in  accordance  with the terms of the Rider.  See the discussion  of the Annual  Stepped Up Death  Benefit  Rider.  Your death benefit proceeds  under the Rider will be the death benefit  reduced by any  outstanding
Contract Debt, any pro rata account charge and any uncollected premium tax.

   The death benefit  proceeds will be paid to the  Designated  Beneficiary in a single sum or under one of the  Annuity  Options,  as elected by the  Designated
Beneficiary.  However,  if the  Owner has  completed  a  restricted  beneficiary designation  form,  the death benefit  proceeds  will be paid to the  Designated
Beneficiary in the manner  specified on the form. If the Designated  Beneficiary is to receive  annuity  payments  under an Annuity  Option,  there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive,  and  requirements  respecting  timing of  payments.  A tax adviser should be consulted in considering  Annuity  Options.  See "Federal Tax Matters"
and "Distribution  Requirements" for a discussion of the tax consequences in the event of death.

DISTRIBUTION   REQUIREMENTS  --  For  Contracts  issued  in  connection  with  a
Non-Qualified  Plan, if the surviving  spouse of the deceased  Owner is the sole
Designated Beneficiary, such spouse may elect to continue this Contract in force until the  earliest of the spouse's  death or the Annuity  Start Date or receive the death benefit proceeds.

   For any  Designated  Beneficiary  other than a surviving  spouse,  only those options may be chosen that  provide for  complete  distribution  of such Owner's interest in the  Contract  within  five years of the death of the Owner.  If the
Designated  Beneficiary is a natural person, that person alternatively can elect to begin receiving  annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy.  If the Owner of the Contract is not a natural person,  these  distribution  rules are applicable upon the death of or a change in the primary Annuitant.

   For Contracts  issued in connection  with a Qualified  Plan, the terms of the particular  Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on  distributions  following the death of the Owner or  Annuitant.  Because the rules  applicable  to Qualified  Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural  person and is not the  Annuitant,  no death  benefit proceeds will be payable under the Contract.  The Owner may name a new Annuitant within 30 days of the Annuitant's  death.  If a new Annuitant is not named,  the
Company will  designate  the Owner as  Annuitant.  On the death of the Annuitant after the Annuity Start Date,  any  guaranteed  payments  remaining  unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT  DEFERRED  SALES CHARGE -- The Company does not deduct sales  charges from purchase payments before allocating them to Contract Value. However, except as set forth below,  the Company may assess a contingent  deferred  sales charge
(which may also be  referred to as a  "withdrawal  charge") on a full or partial withdrawal,  including  systematic  withdrawals,  depending  on  how  long  your purchase payments have been held under the Contract.

   The Company will waive the  withdrawal  charge on  withdrawals  to the extent that total withdrawals in a Contract Year, including systematic withdrawals,  do not exceed the Free Withdrawal  amount.  The Free Withdrawal  amount is equal in the first  Contract  Year,  to 10% of purchase  payments,  excluding  any Credit
Enhancements,  made during the year and for any subsequent Contract Year, to 10%
of Contract Value as of the first day of that Contract Year.

   The withdrawal charge applies to the portion of any withdrawal, consisting of purchase  payments,  that exceeds the Free  Withdrawal  amount.  For purposes of determining the withdrawal charge, withdrawals are considered to come first from purchase  payments in the order they were received and then from  earnings.  The withdrawal  charge does not apply to  withdrawals of earnings.  Free  withdrawal amounts do not reduce  purchase  payments for the purpose of determining  future withdrawal charges. Also, under the Guaranteed Minimum Withdrawal Benefit Rider, withdrawals  of  up to  the  Annual  Withdrawal  Amount  are  not  subject  to a withdrawal charge but reduce the Free Withdrawal  amount otherwise  available in that Contract Year.

   The amount of the charge will depend on how long your purchase  payments have been held under the Contract.  Each  purchase  payment you make is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase  payment is received by the Company and  increases in age each year thereafter.  The  withdrawal  charge is  calculated  according to the  following schedule:

                    ========================================
                    PURCHASE PAYMENT AGE          WITHDRAWAL
                         (IN YEARS)                 CHARGE
                    ----------------------------------------
                                1                     7%
                                2                     7%
                                3                     6%
                                4                     5%
                                5                     4%
                                6                     3%
                                7                     2%
                           8 and over                 0%
                    ========================================

   In no event  will the  amount of any  withdrawal  charge,  when added to such charge  previously  assessed  against any amount  withdrawn  from the  Contract, exceed  7% of  purchase  payments  paid  under the  Contract.  In  addition,  no withdrawal  charge will be imposed upon: (1) payment of death benefit  proceeds;
or (2) annuity  options that  provide for  payments for life,  or a period of at least seven years. The Company will waive the withdrawal  charge in the event of a withdrawal  after an Owner has become totally and  permanently  disabled after the Contract  Date and prior to age 65. The Company  will assess the  withdrawal charge against the  Subaccounts  and the Fixed Account in the same proportion as the withdrawal proceeds are allocated.

   The Company  pays sales  commissions  to  broker-dealers  and other  expenses associated with the promotion and sales of the Contract.  The withdrawal  charge is designed to reimburse  the Company for these  costs,  although it is expected that  actual  expenses  will be greater  than the amount of the  charge.  To the extent that all sales expenses are not recovered from the charge,  such expenses may be recovered from other charges,  including amounts derived  indirectly from the charge for mortality and expense risk.

   Broker-dealers  may receive aggregate  commissions of up to 6.5% of aggregate
purchase  payments.  The  Company  also  may  pay  override  payments,   expense
allowances,  bonuses,  wholesaler  fees  and  training  allowances.   Registered
representatives  earn  commissions from the  broker-dealers  with which they are
affiliated   and  such   arrangements   will  vary.   In  addition,   registered
representatives may be eligible under programs adopted by the Company to receive non-cash  compensation  such as expense-paid due diligence trips and educational seminars.  No compensation will be offered to the extent it is prohibited by the laws of any state or self-regulatory agency, such as the National Association of
Securities Dealers ("NASD.")

MORTALITY AND EXPENSE RISK CHARGE -- The Company  deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily minimum charge equal to 0.60%, on an annual basis, of each  Subaccount's average  daily net assets.  If you are  subject to  mortality  and expense  risk charge above the minimum charge, the Company deducts the excess amount from your
Contract Value on a monthly basis.  The mortality and expense risk charge amount is determined  each month by reference to the amount of your Contract  Value, as set forth in the table below.

        ================================================================
                                                    ANNUAL MORTALITY AND
        CONTRACT VALUE                              EXPENSE RISK CHARGE
        ----------------------------------------------------------------
        Less than $25,000 ..........................       0.85%
        At least $25,000 but less than $100,000 ....       0.70%
        $100,000 or more ...........................       0.60%
        ================================================================

During the Annuity  Period,  the mortality and expense risk charge is 1.25%,  in lieu of the amounts set forth above.  The  mortality  and expense risk charge is intended to compensate  the Company for certain  mortality and expense risks the
Company  assumes in offering and  administering  the Contract and  operating the
Subaccounts.

   The expense risk is the risk that the  Company's  actual  expenses in issuing and  administering  the Contract and operating the Subaccounts will be more than the charges assessed for such expenses.  The mortality risk borne by the Company is the risk that  Annuitants,  as a group,  will live longer than the  Company's actuarial  tables predict.  In this event,  the Company  guarantees that annuity payments will not be affected by a change in mortality  experience  that results in the payment of greater  annuity income than assumed under the Annuity Options in the Contract.  The Company also assumes a mortality  risk in connection  with the death benefit under the Contract.

   The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and  administrative  expenses,  but the Company may realize a loss to the extent the charge is not  sufficient.  The Company may use any  profit  derived  from this  charge for any  lawful  purpose,  including
distribution   expenses.   See   "Determination  of  Contract  Value"  for  more
information about how the Company deducts the mortality and expense risk charge.

ADMINISTRATION CHARGE -- The Company deducts a daily administration charge equal to an annual rate of 0.15% of each  Subaccount's  average daily net assets.  The purpose of this charge is to compensate the Company for the expenses  associated with administration of the Contract and operation of the Subaccounts.

ACCOUNT  ADMINISTRATION CHARGE -- The Company deducts an account  administration charge of $30.00 from Contract Value at each Contract  Anniversary.  The Company will waive the charge if your Contract  Value is $50,000 or more on the date the charge  is  to  be  deducted.  The  Company  will  deduct  a  pro  rata  account administration  charge (1) upon a full  withdrawal;  (2) upon the Annuity  Start
Date;  and (3) upon  payment of a death  benefit.  This  charge is not  deducted during the  Annuity  Period.  The  purpose of the  charge is to  compensate  the
Company for the expenses associated with administration of the Contract.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance  companies.  Whether or not a premium tax is imposed  will depend  upon,  among  other  things,  the Owner's  state of residence,  the Annuitant's  state of residence,  and the insurance tax laws and the Company's  status in a particular  state. The Company assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a
Contract.  The Company deducts this charge when due,  typically upon the Annuity
Start Date or payment of a purchase payment.  The Company may deduct premium tax upon a full or partial  withdrawal if a premium tax has been incurred and is not refundable.  No premium tax is currently  imposed in the State of New York.  The
Company  reserves  the  right  to  deduct  premium  taxes  when  due or any time thereafter.  Premium tax rates  currently range from 0% to 3.5%, but are subject to change by a governmental entity.

OTHER CHARGES -- The Company may charge the Separate  Account or the Subaccounts for the  federal,  state,  or  local  taxes  incurred  by the  Company  that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or  acquisition  costs under the Contract.  No such charge is currently assessed.  See "Tax Status of the Company and the Separate  Account" and "Charge
for the Company's Taxes."

VARIATIONS  IN  CHARGES  -- The  Company  may  reduce or waive the amount of the contingent  deferred sales charge and certain other charges for a Contract where the expenses  associated with the sale of the Contract or the administrative and maintenance  costs  associated with the Contract are reduced for reasons such as the amount of the initial purchase payment or projected purchase payments or the
Contract is sold in connection with a group or sponsored arrangement.

OPTIONAL  RIDER CHARGES -- In addition to the charges and  deductions  discussed above, you may purchase certain optional Riders under the Contract.  The Company makes  each  Rider  available  only at  issue,  except  the  Guaranteed  Minimum
Withdrawal  Benefit  Rider,  which is also  available for purchase on a Contract
Anniversary. You may not terminate a Rider after issue, unless otherwise stated.

   The  Company  deducts a monthly  charge  from  Contract  Value for any Riders elected by the Owner. The Company generally will deduct the monthly Rider charge from  Contract  Value  beginning on the Contract  Date and ending on the Annuity
Start Date.  The charge for the Extra Credit  Rider,  however,  is deducted only during the seven-year  period  beginning on the Contract Date. The amount of the charge is equal to a  percentage,  on an annual basis,  of your Contract  Value.
Each Rider and its charge are listed  below.  You may not select  Riders  with a total charge that exceeds  1.55% of Contract  Value (1.00% of Contract  Value if
you select a 0-Year Alternate  Withdrawal Charge Rider). As an example,  you may not  purchase  the Extra  Credit Rider at 5% with a cost of 0.70% and the 0-Year
Alternate  Withdrawal Charge Rider with a cost of 0.70%,  because the total cost of such Riders,  1.40%,  would  exceed the  applicable  maximum  Rider charge of
1.00%.

================================================================================
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value)
--------------------------------------------------------------------------------
                                                                       Annual
                                                        Rate(1)     Rider Charge
--------------------------------------------------------------------------------
Guaranteed Minimum                                        3%            0.25%
--------------------------------------------------------------------------------
Income Benefit                                            5%            0.40%
--------------------------------------------------------------------------------
Annual Stepped Up Death Benefit                          ---            0.25%
--------------------------------------------------------------------------------
Guaranteed Minimum Withdrawal Benefit                    ---            0.55%(2)
--------------------------------------------------------------------------------
Extra Credit(3)                                           3%            0.40%
                                                          4%            0.55%
                                                          5%            0.70%
--------------------------------------------------------------------------------
Alternate Withdrawal Charge                             0-Year          0.70%
                                                        4-Year          0.55%
--------------------------------------------------------------------------------
1  Rate refers to the applicable interest rate for the Guaranteed Minimum Income
   Benefit Rider,  the applicable  Credit  Enhancement rate for the Extra Credit
   Rider  and the  applicable  withdrawal  charge  schedule  for  the  Alternate
   Withdrawal Charge Rider.

2  The  Company  may  increase  the  Rider  charge  for the  Guaranteed  Minimum
   Withdrawal  Benefit Rider only if you elect a reset;  the Company  guarantees the Rider charge upon reset will not exceed 1.10% on an annual basis.  Please see the discussion under "Guaranteed Minimum Withdrawal Benefit." The current charge for such Rider is used in  calculating  the  maximum  Rider  charge of
   1.55% (1.00% if you select a 0-Year Alternate Withdrawal Charge Rider).

3  The  Company  will  deduct the charge  for this Rider  during the  seven-year period beginning on the Contract Date.
================================================================================

GUARANTEE OF CERTAIN CHARGES -- The Company  guarantees that: (1) the charge for mortality  and  expense  risks  will not exceed an annual  rate of 0.85%  (1.25%
during the Annuity Period) of each  Subaccount's  average daily net assets;  (2)
the  administration  charge  will not  exceed  an  annual  rate of 0.15% of each
Subaccount's average daily net assets; and (3) the account administration charge will not exceed $30 per year.  With regard to the annual charge for the optional
Riders,  the Company  guarantees that: (1) the Guaranteed Minimum Income Benefit
Rider charge will not exceed 0.40% of Contract Value;  (2) the Annual Stepped Up
Death  Benefit  Rider  charge will not exceed 0.25% of Contract  Value;  (3) the
Guaranteed  Minimum Withdrawal Benefit Rider charge will not exceed 0.55% (1.10%
if you elect a reset) of Contract Value;  (4) the Extra Credit Rider charge will not exceed 0.70% of Contract  Value;  and (5) the  Alternate  Withdrawal  Charge
Rider will not exceed 0.70% of Contract Value.

UNDERLYING  FUND EXPENSES -- Each Subaccount of the Separate  Account  purchases shares  at the net  asset  value  of the  corresponding  Underlying  Fund.  Each
Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the Subaccounts, but are paid from the assets of the corresponding Underlying Fund. As a result, the Owner indirectly bears a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in each Underlying  Fund's  prospectus,  are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD

GENERAL -- You select the  Annuity  Start Date at the time of  application.  The
Annuity  Start Date must not be earlier  than the  12-month  anniversary  of the
Contract Date and may not be deferred beyond the later of the  Annuitant's  90th birthday  or the tenth  annual  Contract  Anniversary,  although  the terms of a
Qualified Plan and the laws of certain states may require that you start annuity payments  at an earlier  age. If you do not select an Annuity  Start  Date,  the
Annuity  Start Date will be the later of the  Annuitant's  70th  birthday or the tenth  annual  Contract  Anniversary.  If you do not select an  Annuity  Option, annuity  payments will not begin until you make a selection,  which may be after the  Annuity  Start  Date.  See  "Selection  of an  Option."  If there are Joint
Annuitants,  the birth date of the older Annuitant will be used to determine the latest Annuity Start Date.

   On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity  under one of the  options  described  below.  Each option is available  in two  forms  --  either  as a  variable  Annuity  for use  with the
Subaccounts or as a fixed Annuity for use with the Fixed Account.  A combination variable and fixed Annuity is also  available.  Variable  annuity  payments will fluctuate with the investment  performance of the applicable  Subaccounts  while fixed annuity payments will not. Unless you direct  otherwise,  proceeds derived from Contract Value allocated to the  Subaccounts  will be applied to purchase a variable Annuity and proceeds derived from Contract Value allocated to the Fixed
Account  will be applied to purchase a fixed  Annuity.  The  proceeds  under the
Contract will be equal to your Contract Value in the  Subaccounts  and the Fixed
Account as of the Annuity Start Date,  reduced by any applicable  premium taxes, any outstanding Contract Debt and a pro rata account  administration  charge, if applicable.

   The  Contract  provides for six Annuity  Options.  The Company may make other
Annuity Options available upon request. Annuity payments under Annuity Options 1 through 6 are based  upon  annuity  rates  that  vary  with the  Annuity  Option selected.  In the case of Options 1 through 4 and 6, the annuity rates will vary based  on the  age  and sex of the  Annuitant,  except  that  unisex  rates  are available  where required by law. The annuity rates reflect your life expectancy based upon your age as of the Annuity Start Date and your gender,  unless unisex rates apply.  The annuity rates are based upon the 1983(a)  mortality table with mortality  improvement  under  projection scale G and are adjusted to reflect an assumed interest rate of 3.5%, compounded annually.

   Annuity  Options 1 through 4 and 6 provide for payments to be made during the lifetime of the  Annuitant.  Annuity  payments  under such options  cease in the event of the  Annuitant's  death,  unless the option  provides  for a guaranteed minimum number of payments,  for example a life income with guaranteed  payments of 5, 10, 15 or 20 years.  The level of annuity  payments  will be  greater  for shorter  guaranteed periods and less for longer guaranteed  periods.  Similarly, payments  will be  greater  for life  annuities  than  for  joint  and  survivor annuities,  because  payments for life  annuities  are expected to be made for a shorter period.

   You  may  elect  to  receive  annuity  payments  on  a  monthly,   quarterly,
semiannual,  or annual  basis,  although no payments  will be made for less than
$20. If the frequency of payments selected would result in payments of less than
$20, the Company reserves the right to change the frequency. For example, if you select  monthly  payments  and your payment  amount would be $15 per month,  the
Company  could elect to change  your  payment  frequency  to  quarterly  as less frequent  payments  will result in a larger  payment  amount  (assuming the same amount is applied to purchase the annuity).

   You may  designate  or change an  Annuity  Start  Date,  Annuity  Option,  or
Annuitant,  provided  proper  written  notice is  received by the Company at its
Administrative Office at least 30 days prior to the Annuity Start Date set forth in the  Contract.  The date  selected as the new  Annuity  Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start
Date is received at the Company's Administrative Office.

   Once annuity payments have commenced under Annuity Options 1 through 4 and 6, an Annuitant or Owner cannot  change the Annuity  Option and cannot make partial withdrawals or surrender his or her annuity for the Withdrawal  Value.  An Owner also cannot make a partial  withdrawals  or surrender his or her annuity for the
Withdrawal Value if he or she has elected fixed annuity payments under Option 5.

   If an Owner has elected  variable  annuity payments under Option 5, the Owner may elect to  withdraw  the  present  value of such  payments,  commuted  at the assumed  interest  rate,  subject to a reduction for any  applicable  withdrawal charge and any uncollected premium tax. If the Owner elects a partial withdrawal under Option 5, future variable  annuity payments will be reduced as a result of such  withdrawal.  The  Company  will make  payment in the amount of the partial withdrawal  requested and will reduce the amount of future annuity payments by a percentage  that is equal to the ratio of (i) the partial  withdrawal,  plus any applicable  withdrawal  charge and any  uncollected  premium tax,  over (ii) the present value of annuity  payments,  commuted at the assumed  interest rate. The number of Annuity Units used in calculating  future variable annuity payments is reduced by the applicable  percentage.  See "Value of Variable Annuity Payments:
Assumed  Interest  Rate" for more  information  with  regard to how the  Company calculates variable annuity payments.

   The  Contract  specifies  annuity  tables  for  Annuity  Options 1 through 6, described  below.  The tables contain the guaranteed  minimum dollar amount (per
$1,000  applied) of the first  annuity  payment for a variable  Annuity and each annuity payment for a fixed Annuity.

ANNUITY OPTIONS --

   OPTION 1 -- LIFE INCOME.  Periodic  annuity  payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's  death occurred prior to the due date of the second annuity  payment,  two if death occurred prior to the due date of the third annuity  payment,  etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS
GUARANTEED  UNDER  THIS  OPTION.  PAYMENTS  WILL  CEASE  UPON  THE  DEATH OF THE
ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 2 -- LIFE  INCOME WITH  GUARANTEED  PAYMENTS OF 5, 10, 15 OR 20 YEARS.
Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant,  payments have been made for less than a stated period,  which may be five, ten,  fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.  Upon the Annuitant's death after the period certain, no further annuity payments will be made.

   OPTION 3 -- LIFE WITH  INSTALLMENT  OR UNIT REFUND OPTION.  Periodic  annuity payments  will be made  during the  lifetime of the  Annuitant  with the promise that,  if at the death of the  Annuitant,  the number of payments  that has been made is less than the number  determined  by dividing the amount  applied  under this  Option by the  amount  of the  first  payment,  annuity  payments  will be continued to the Designated  Beneficiary  until that number of payments has been made.

   OPTION 4 --

   A. JOINT AND LAST SURVIVOR.  Annuity  payments will be made as long as either
Annuitant is living. Upon the death of one Annuitant,  Annuity Payments continue to the surviving Annuitant at the same or a reduced level of 75%, 66 2/3% or 50%
of Annuity  Payments as elected by the Owner at the time the  Annuity  Option is selected.  With  respect to fixed  annuity  payments,  the amount of the annuity payment,  and with respect to variable annuity  payments,  the number of Annuity
Units used to determine the annuity payment,  is reduced as of the first annuity payment  following the  Annuitant's  death. It is possible under this Option for only one annuity  payment to be made if both Annuitants died prior to the second annuity  payment due date,  two if both died prior to the third annuity  payment due  date,  etc.  AS IN THE CASE OF  OPTION  1,  THERE IS NO  MINIMUM  NUMBER OF
PAYMENTS  GUARANTEED  UNDER THIS OPTION 4A. PAYMENTS CEASE UPON THE DEATH OF THE
LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   B. JOINT AND LAST SURVIVOR WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS.
You may also select Option 4 with guaranteed payments.  Annuity payments will be made as long as either  Annuitant  is living.  Upon the death of one  Annuitant,
Annuity Payments continue to the surviving  Annuitant at the same level with the promise that if, at the death of the both  Annuitants,  payments  have been made for less than a stated period,  which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such  period  to the  Designated  Beneficiary.  Upon  the  last  death of the
Annuitants  after the period certain,  no further annuity payments will be made.
If you have elected the  Guaranteed  Minimum Income  Benefit,  you may apply the
Minimum Income Benefit to purchase a fixed Joint and Last Survivor  Annuity with a 10-year period certain.

   OPTION 5 -- PERIOD  CERTAIN.  Periodic  annuity  payments  will be made for a stated period,  which may be 5, 10, 15 or 20 years,  as elected by the Owner. If the Annuitant dies prior to the end of the period,  the remaining  payments will be made to the Designated Beneficiary.

   OPTION 6 -- JOINT AND CONTINGENT  SURVIVOR OPTION.  Periodic annuity payments will be made  during the life of the  primary  Annuitant.  Upon the death of the primary Annuitant,  payments will be made to the contingent Annuitant during his or her life.  If the  contingent  Annuitant  is not living upon the death of the primary Annuitant,  no payments will be made to the contingent Annuitant.  It is possible  under  this  Option  for only one  annuity  payment to be made if both
Annuitants  died prior to the second annuity  payment due date, two if both died prior to the third  annuity  payment due date,  etc. AS IN THE CASE OF OPTIONS 1
AND 4A,  THERE IS NO MINIMUM  NUMBER OF PAYMENTS  GUARANTEED  UNDER THIS OPTION.
PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE
NUMBER OF PAYMENTS RECEIVED.

   VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables in the  Contract  which are used to  calculate  variable  annuity  payments  for
Annuity  Options 1 through 6 are based on an "assumed  interest rate" of 3-1/2%, compounded  annually.  Variable annuity payments  generally increase or decrease from one  annuity  payment  date to the next based upon the  performance  of the applicable  Subaccounts  during the  interim  period  adjusted  for the  assumed interest rate. If the  performance  of the  Subaccount  selected is equal to the assumed  interest  rate,  the  annuity  payments  will remain  constant.  If the performance of the  Subaccounts  is greater than the assumed  interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity  payments will decline.  A higher assumed interest rate would mean a higher  initial  annuity  payment  but the amount of the annuity  payment  would increase  more slowly in a rising  market (or the amount of the annuity  payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

   The Company  calculates  variable  annuity  payments using Annuity Units. The value of an Annuity Unit for each  Subaccount is determined as of each Valuation
Date and was initially  $1.00.  The Annuity Unit value of a Subaccount as of any subsequent  Valuation  Date is determined by adjusting the Annuity Unit value on the previous Valuation Date for (1) the interim performance of the corresponding
Underlying  Fund; (2) any dividends or distributions  paid by the  corresponding
Underlying Fund; (3) the mortality and expense risk and administration  charges;
(4) the  charges,  if  any,  that  may be  assessed  by the  Company  for  taxes attributable  to the operation of the Subaccount;  and (5) the assumed  interest rate.

   The Company  determines  the number of Annuity  Units used to calculate  each variable  annuity payment as of the Annuity Start Date. As discussed  above, the
Contract  specifies  annuity  rates for  Options 1  through  6, for each  $1,000 applied to an Annuity Option.  The proceeds under the Contract as of the Annuity
Start Date,  are divided by $1,000 and the result is  multiplied by the rate per
$1,000  specified in the annuity tables to determine the initial annuity payment for a variable  annuity and the guaranteed  monthly  annuity payment for a fixed annuity.

   On the Annuity Start Date, the Company divides the initial  variable  annuity payment  by the value as of that  date of the  Annuity  Unit for the  applicable
Subaccount to determine  the number of Annuity  Units to be used in  calculating subsequent annuity payments.  If variable annuity payments are allocated to more than one Subaccount,  the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that  Subaccount's  Annuity Unit as of the Annuity Start Date.  The
initial  variable  annuity  payment is allocated to the  Subaccounts in the same proportion as the Contract  Value is allocated as of the Annuity Start Date. The number of Annuity Units will remain  constant for subsequent  annuity  payments, unless the Owner exchanges Annuity Units among Subaccounts or makes a withdrawal under Option 5.

   Subsequent variable annuity payments are calculated by multiplying the number of Annuity  Units  allocated to a Subaccount by the value of the Annuity Unit as of the date of the annuity payment.  If the annuity payment is allocated to more than one  Subaccount,  the  annuity  payment is equal to the sum of the  payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should  carefully  review the Annuity Options with your financial or tax adviser. For Contracts used in connection with a Qualified
Plan,  reference  should  be made to the  terms of the  particular  plan and the requirements of the Internal Revenue Code for pertinent  limitations  respecting annuity  payments and other matters.  For instance,  Qualified  Plans  generally require that annuity  payments  begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70-1/2. In addition, under a Qualified  Plan,  the period  elected for  receipt of annuity  payments  under
Annuity  Options  (other than Life Income)  generally  may be no longer than the joint life  expectancy  of the Annuitant  and  beneficiary  in the year that the
Annuitant  reaches  age  70-1/2,  and  must be  shorter  than  such  joint  life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant. For a Non-Qualified Plan, the Company does not allow annuity  payments to be deferred beyond the later of the Annuitant's  90th birthday or the tenth annual Contract Anniversary.

THE FIXED ACCOUNT

   You may  allocate  all or a portion of your  purchase  payments  and transfer
Contract  Value to the Fixed  Account.  Amounts  allocated to the Fixed  Account become part of the  Company's  General  Account,  which  supports the  Company's insurance and annuity  obligations.  The Company's General Account is subject to regulation and supervision by the New York Department of Insurance.  In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been  registered as securities  under the  Securities  Act of 1933 (the
"1933  Act") and the Fixed  Account  has not been  registered  as an  investment company under the Investment Company Act of 1940 (the "1940 Act").  Accordingly,
neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act.  This  disclosure,  however,  may be subject to certain  generally  applicable  provisions of the federal  securities laws  relating  to the  accuracy  and  completeness  of  statements  made in the
Prospectus.  This  Prospectus  is  generally  intended to serve as a  disclosure document  only for  aspects of a Contract  involving  the  Separate  Account and contains  only  selected  information  regarding  the  Fixed  Account.  For more information regarding the Fixed Account, see "The Contract."

   Amounts  allocated to the Fixed Account become part of the General Account of the Company,  which consists of all assets owned by the Company other than those in the Separate Account and other separate  accounts of the Company.  Subject to applicable law, the Company has sole discretion over investment of the assets of its General Account.

INTEREST -- Contract  Value  allocated to the Fixed Account earns  interest at a fixed  rate or rates that are paid by the  Company.  The  Contract  Value in the
Fixed  Account  earns  interest at an interest  rate that is guaranteed to be at least an annual  effective  rate of 1.5% which will  accrue  daily  ("Guaranteed
Rate").  Such  interest  will  be  paid  regardless  of  the  actual  investment experience of the Fixed Account. In addition,  the Company may in its discretion pay interest at a rate ("Current  Rate") that exceeds the  Guaranteed  Rate. The
Company will determine the Current Rate, if any, from time to time.

   Contract  Value  allocated  or  transferred  to the Fixed  Account  will earn interest at the  Current  Rate,  if any,  in effect on the date such  portion of
Contract Value is allocated or  transferred  to the Fixed  Account.  The Current
Rate paid on any such portion of Contract Value  allocated or transferred to the
Fixed Account will be guaranteed for rolling  periods of one or more years (each a "Guarantee  Period").  The Company  currently offers only Guarantee Periods of one year. Upon expiration of any Guarantee Period, a new Guarantee Period of the
same duration  begins with respect to that portion of Contract  Value which will earn interest at the Current Rate, if any,  declared on the first day of the new
Guarantee Period.

   Contract Value  allocated or transferred to the Fixed Account at one point in time may be credited  with a different  Current Rate than  amounts  allocated or transferred to the Fixed Account at another point in time. For example,  amounts allocated to the Fixed Account in June may be credited with a different  current rate than  amounts  allocated  to the Fixed  Account in July.  In  addition,  if
Guarantee Periods of different  durations are offered,  Contract Value allocated or transferred  to the Fixed Account for a Guarantee  Period of one duration may be credited with a different  Current Rate than amounts allocated or transferred to the Fixed Account for a Guarantee Period of a different duration.  Therefore, at any time, various portions of your Contract Value in the Fixed Account may be earning  interest at different  Current Rates  depending  upon the point in time such  portions  were  allocated  or  transferred  to the Fixed  Account  and the duration of the Guarantee Period.  The Company bears the investment risk for the
Contract  Value  allocated to the Fixed  Account and for paying  interest at the
Guaranteed Rate on amounts allocated to the Fixed Account.

   For purposes of  determining  the  interest  rates to be credited on Contract
Value in the Fixed  Account,  transfers  from the Fixed Account  pursuant to the
Dollar Cost Averaging or Asset  Reallocation  Options will be deemed to be taken in the following  order: (1) from any portion of Contract Value allocated to the
Fixed Account for which the Guarantee  Period  expires during the calendar month in which the  withdrawal,  loan, or transfer is effected;  (2) then in the order beginning  with that portion of such Contract Value which has the longest amount of time  remaining  before the end of its  Guarantee  Period and (3) ending with that portion which has the least amount of time remaining  before the end of its
Guarantee Period.  For more information about transfers and withdrawals from the
Fixed Account, see "Transfers and Withdrawals From the Fixed Account."

DEATH  BENEFIT -- The death benefit under the Contract will be determined in the same  fashion for a Contract  that has  Contract  Value  allocated  to the Fixed
Account as for a Contract that has Contract Value allocated to the  Subaccounts.
See "Death Benefit."

CONTRACT CHARGES -- Premium taxes and the account administration, optional Rider and  withdrawal  charges  will be the  same for  Owners  who  allocate  purchase payments  or  transfer  Contract  Value to the  Fixed  Account  as for those who allocate  purchase  payments  or  transfer  Contract  Value to the  Subaccounts.
Optional  Rider  charges are  deducted  from  Current  Interest  with respect to
Contract Value allocated to the Fixed Account,  to the extent that the resulting credit  rate to the Fixed  Account  is no less  than the  Guaranteed  Rate.  The charges for mortality and expense risks and the  administration  charge will not be assessed against the Fixed Account, and any amounts that the Company pays for income taxes allocable to the Subaccounts  will not be charged against the Fixed
Account.  In addition,  you will not pay directly or indirectly  the  investment advisory  fees and  operating  expenses  of the  Underlying  Funds to the extent
Contract  Value is allocated to the Fixed  Account;  however,  you also will not participate in the investment experience of the Subaccounts.

TRANSFERS AND  WITHDRAWALS  FROM THE FIXED  ACCOUNT -- You may transfer  amounts from the  Subaccounts  to the Fixed  Account  and from the Fixed  Account to the
Subaccounts,  subject to the  following  limitations.  Transfers  from the Fixed
Account are allowed only (1) during the calendar  month in which the  applicable
Guarantee  Period  expires,  (2) pursuant to the Dollar Cost  Averaging  Option, provided that such  transfers are scheduled to be made over a period of not less than six months,  and (3) pursuant to the Asset  Reallocation  Option,  provided that,  upon  receipt  of the  Asset  Reallocation  Request,  Contract  Value  is
allocated  among  the  Fixed  Account  and the  Subaccounts  in the  percentages selected by the Owner without  violating the  restrictions on transfers from the
Fixed  Account set forth in (1) above.  Accordingly,  if you desire to implement the Asset  Reallocation  Option,  you should do so at a time when Contract Value may be transferred from the Fixed Account to the Subaccounts  without  violating the  restrictions  on transfers  from the Fixed  Account.  Once you implement an
Asset  Reallocation  Option,  the  restrictions  on transfers  will not apply to transfers made pursuant to the Option.

   The  minimum  amount  that you may  transfer  from the Fixed  Account  to the
Subaccounts  is the lesser of (i) $500 or (ii) the amount of Contract  Value for which the Guarantee  Period  expires in the calendar  month that the transfer is effected.  Transfers of Contract Value pursuant to the Dollar Cost Averaging and
Asset  Reallocation  Options  are not  currently  subject to any  minimums.  The
Company  reserves  the right to limit the  number of  transfers  permitted  each
Contract  Year to six  transfers,  to suspend  transfers and to limit the amount that may be subject to transfers. See "Transfers of Contract Value."

   If purchase payments are allocated (except purchase payments made pursuant to an Automatic Investment Program), or Contract Value is transferred, to the Fixed
Account, any transfers from the Fixed Account in connection with the Dollar Cost
Averaging or Asset Reallocation  Options will automatically  terminate as of the date of such  purchase  payment or  transfer.  You may  reestablish  Dollar Cost
Averaging or Asset  Reallocation by submitting a written request to the Company.
However,  if for any reason a Dollar Cost Averaging Option is canceled,  you may only  reestablish  the  option  after  the  expiration  of the next  monthly  or quarterly  anniversary  that  corresponds to the period selected in establishing the option.

   You may also make full or partial  withdrawals  to the same  extent as if you had allocated Contract Value to the Subaccounts.  However, no partial withdrawal request will be processed which would result in the withdrawal of Contract Value from the Loan  Account.  See  "Full and  Partial  Withdrawals"  and  "Systematic
Withdrawals."  In addition,  to the same extent as Owners with Contract Value in the  Subaccounts,  the Owner of a Contract used in  connection  with a Qualified
Plan may obtain a loan if so permitted  under the terms of the  Qualified  Plan.
See "Loans."

PAYMENTS  FROM THE FIXED  ACCOUNT -- Full and partial  withdrawals,  loans,  and transfers  from the Fixed  Account may be delayed  for up to six months  after a written request in proper form is received by the Company at its  Administrative
Office. During the period of deferral,  interest at the applicable interest rate or rates will  continue to be credited  to the  amounts  allocated  to the Fixed
Account.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the  application or in any later change shown in the Company's  records.  While living, the Owner alone has the right to receive all  benefits  and  exercise  all rights that the  Contract grants or the  Company  allows.  The Owner may be an entity that is not a living person  such as a trust  or  corporation  referred  to  herein  as  "Non-natural
Persons." See "Federal Tax Matters."

   JOINT  OWNERS.  The  Joint  Owners  will be  joint  tenants  with  rights  of survivorship  and upon the death of an Owner,  the surviving  Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION  AND CHANGE OF  BENEFICIARY  -- The  Designated  Beneficiary  is the
person having the right to the death benefit,  if any, payable upon the death of the  Owner or Joint  Owner  prior to the  Annuity  Start  Date.  The  Designated
Beneficiary is the first person on the following list who, if a natural  person, is alive on the date of death of the Owner or the Joint  Owner:  the Owner;  the
Joint Owner; the Primary Beneficiary;  the Secondary Beneficiary; the Annuitant;
or if none of the above are alive, the Owner's estate.  The Primary  Beneficiary is the individual  named as such in the application or any later change shown in the Company's records. The Primary Beneficiary will receive the death benefit of the  Contract  only if he or she is alive on the date of death of both the Owner and any Joint Owner prior to the Annuity  Start Date.  Because the death benefit of the  Contract  goes to the first person on the above list who is alive on the date of death of any Owner, careful  consideration should be given to the manner in which the Contract is registered,  as well as the  designation of the Primary
Beneficiary.  The Owner may change the Primary Beneficiary at any time while the
Contract  is in force by written  request on forms  provided  by the Company and received by the  Company at its  Administrative  Office.  The change will not be binding on the Company  until it is received and recorded at its  Administrative
Office.  The change will be effective as of the date this form is signed subject to any payments made or other actions taken by the Company  before the change is received and recorded. A Secondary Beneficiary may be designated.  The Owner may designate a permanent  Beneficiary  whose rights  under the  Contract  cannot be changed without his or her consent.

   Reference should be made to the terms of a particular  Qualified Plan and any applicable  law for any  restrictions  or  limitations  on the  designation of a
Beneficiary.  Some qualified  plans do not allow the  designation of any primary beneficiary  other than a spouse unless the spouse consents to such  designation and the consent is witnessed by a plan representative or a notary public.

DIVIDENDS -- The Contract does not share in the surplus earnings of the Company, and no dividends will be paid.

PAYMENTS  FROM THE SEPARATE  ACCOUNT -- The Company will pay any full or partial withdrawal  benefit or death benefit  proceeds from Contract Value  allocated to the  Subaccounts,  and will  effect a  transfer  between  Subaccounts  or from a
Subaccount  to the Fixed  Account  on the  Valuation  Date a proper  request  is received  at the  Company's  Administrative  Office.  However,  the  Company can
postpone  the  calculation  or payment of such a payment or  transfer of amounts from the  Subaccounts to the extent  permitted  under  applicable  law, which is currently permissible only for any period:

-  During  which the New York Stock  Exchange  is closed  other  than  customary weekend and holiday closings,

-  During  which  trading  on the New  York  Stock  Exchange  is  restricted  as determined by the SEC,

-  During which an emergency,  as  determined by the SEC,  exists as a result of which  (i)  disposal  of  securities  held  by the  Separate  Account  is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

-  For such other  periods as the SEC may by order permit for the  protection of investors.

PROOF OF AGE AND SURVIVAL -- The Company may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS  -- If you  misstate  the age or sex of an  Annuitant or age of an
Owner,  the correct  amount paid or payable by the  Company  under the  Contract shall be such as the Contract  Value would have  provided for the correct age or sex (unless unisex rates apply).

LOANS -- If you own a Contract  issued in connection with a retirement plan that is qualified  under Section 403(b) of the Internal  Revenue Code, you may borrow money under your Contract.  You may obtain a loan by submitting a proper written request to the  Company.  A loan must be taken and repaid  prior to the  Annuity
Start Date. The minimum loan that may be taken is $1,000.  The maximum amount of all loans on all  contracts  combined is  generally  equal to the lesser of: (1)
$50,000  reduced  by the excess of: (a) the  highest  outstanding  loan  balance within the preceding  12-month period ending on the day before the date the loan is made; over (b) the outstanding  loan balance on the date the loan is made; or
(2) 50% of the Contract Values or $10,000,  whichever is greater  ($10,000 limit is not  available  for  contracts  issued  under a 403(b)  Plan  subject  to the
Employee  Retirement  Income Security Act of 1974  ("ERISA")).  For loans issued under  plans that are subject to ERISA,  the maximum  amount of all loans is the lesser of: (1)  $50,000  reduced by the excess of: (a) the  highest  outstanding loan balance within the preceding  12-month  period ending on the day before the date the loan is made;  over (b) the  outstanding  loan  balance on the date the loan is made; or (2) 50% of your Contract  Value.  In any case, the maximum loan balance  outstanding at any time may not exceed 80% of Contract  Value,  and the
Company  reserves the right to limit to one the number of loans  outstanding  at any time. The Internal Revenue Code requires aggregation of all loans made to an individual employee under a single employer plan. However, since the Company has no information concerning  outstanding loans with other providers,  we will only use information  available under annuity contracts issued by us, and you will be responsible  for  determining  your loan  limits  considering  loans  from other providers.  Reference  should be made to the terms of your particular  Qualified
Plan for any additional loan restrictions.

   When an eligible Owner takes a loan, Contract Value in an amount equal to the loan amount is transferred from the Subaccounts and/or the Fixed Account into an account called the "Loan Account," which is an account within the Fixed Account.
Amounts allocated to the Loan Account earn an annual effective rate of 3%.

   Interest  will be charged  for the loan and will  accrue on the loan  balance from the  effective  date of any loan.  The Company will charge  interest on the loan at an annual effective rate of 7.4%.  Because the Contract Value maintained in the Loan  Account is always equal in amount to the  outstanding  loan balance and earns an annual effective rate of 3%, the net cost of a loan is 4.4%.

   Loans must be repaid  within five  years,  unless the loan is used to acquire your principal residence, in which case the loan must be repaid within 30 years.
You must make loan repayments on at least a quarterly  basis, and you may prepay your loan at any time.  You must label each loan payment as such. If not labeled as a loan payment,  amounts  received by the Company will be treated as purchase payments.  Upon receipt of a loan payment,  the Company will  transfer  Contract
Value  from the  Loan  Account  to the  Fixed  Account  and/or  the  Subaccounts
according to your current  instructions  with respect to purchase payments in an amount  equal to the amount by which the payment  reduces the amount of the loan outstanding.

   If you do not make  any  required  loan  payment  by the end of the  calendar quarter  following the calendar quarter in which the missed payment was due, the
TOTAL  OUTSTANDING  LOAN  BALANCE  will be  deemed to be in  default.  The total outstanding loan balance,  which includes accrued interest,  will be reported to the Internal  Revenue  Service  ("IRS") on form 1099-R for the year in which the default occurred.  This deemed distribution may be subject to a 10% penalty tax, which is imposed upon  distributions  prior to the Owner  attaining  age 59-1/2.
Once a loan  has  defaulted,  regularly  scheduled  loan  payments  will  not be accepted  by the  Company.  No new  loans  will  be  allowed  while a loan is in default.  Interest will continue to accrue on a loan in default.  Contract Value equal to the  amount of the  accrued  interest  may be  transferred  to the Loan
Account. If a loan continues to be in default, the total outstanding balance may be deducted from Contract Value or after the  Contractowner  attains age 59-1/2.
The Contract will terminate  automatically  if the outstanding loan balance of a loan in default equals or exceeds the Withdrawal  Value.  Contract Value will be used to repay the loan and any  applicable  withdrawal  charges.  Because of the adverse  tax  consequences  associated  with  defaulting  on a loan,  you should carefully  consider your ability to repay the loan and should consult with a tax adviser before requesting a loan.

   While the amount to secure the loan is held in the Loan  Account,  you forego the investment experience of the Subaccounts and the Current Rate of interest on the Fixed Account.  Outstanding Contract Debt will reduce the amount of proceeds paid  upon  full  withdrawal,  upon  payment  of the  death  benefit,  and  upon annuitization.  In addition, no partial withdrawal will be processed which would result  in the  withdrawal  of  Contract  Value  from  the  Loan  Account.  If a
Guaranteed  Minimum Income Benefit Rider is in effect,  amounts allocated to the
Loan Account will earn the minimum rate of interest  guaranteed  under the Fixed
Account for the purpose of calculating  the benefit under any such Rider.  Until the loan is repaid,  the Company  reserves the right to restrict any transfer of the  Contract  which  would  otherwise  qualify as a transfer  permitted  in the
Internal Revenue Code.

   In the event that you elect to  exchange  your  Contract  for a  contract  of another company, you will need to either pay off your loan prior to the exchange or incur tax  consequences in that you will be deemed to have received a taxable distribution in the amount of the outstanding loan balance.

   You should consult with your tax adviser on the effect of a loan.

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally,  a Qualified Plan
may not provide for the distribution or withdrawal of amounts  accumulated under the Plan until after a fixed number of years,  the attainment of a stated age or
upon  the  occurrence  of  a  specific  event  such  as  hardship,   disability,
retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal,  as described in this Prospectus,  unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular  Qualified  Plan, the Internal  Revenue Code and other  applicable law for any limitation or  restriction  on  distributions  and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution  from a Qualified Plan before the  participant  reaches age 59-1/2.
See the discussion under "Tax Penalties."

   Section   403(b)  imposes   restrictions   on  certain   distributions   from
tax-sheltered  annuity contracts meeting the requirements of Section 403(b). The restrictions  apply to tax years beginning on or after January 1, 1989.  Section
403(b) requires that distributions from Section 403(b)  tax-sheltered  annuities that are  attributable  to employee  contributions  made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age
59-1/2, (ii) has a severance from employment, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship.  Furthermore,  distributions of gains  attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship.  Hardship,  for this purpose, is generally defined as an immediate and heavy  financial need,  such as paying for medical  expenses,  the purchase of a residence,  paying certain tuition  expenses,  or paying amounts needed to avoid eviction or  foreclosure  that may only be met by the  distribution.  You should also be aware that Internal Revenue Service regulations do not allow you to make any  contributions  to your 403(b)  annuity  contract for a period of six months after a hardship withdrawal.

   If you own a Contract  purchased as a  tax-sheltered  Section  403(b) annuity contract,  you  will  not,  therefore,  be  entitled  to make a full or  partial withdrawal,  as described in this Prospectus,  in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains  credited to such Contract  after  December 31, 1988 unless one of the above-described  conditions  has been  satisfied.  In the case of  transfers  of amounts  accumulated  in a different  Section  403(b)  contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount  transferred to the Contract  designated as attributable to the  Owner's  December  31,  1988  account  balance  under the old  contract, provided  the amounts  transferred  between  contracts  qualified  as a tax-free exchange under the Internal  Revenue Code. An Owner of a Contract may be able to
transfer  the   Contract's   Withdrawal   Value  to  certain  other   investment
alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

   The  distribution  or  withdrawal  of amounts  under a Contract  purchased in connection  with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant  and in some  instances may also result in a penalty tax.
Therefore,  you should carefully consider the tax consequences of a distribution or withdrawal  under a Contract and you should  consult a competent tax adviser.
See "Federal Tax Matters."

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals  in retirement  plans which may or may not be Qualified  Plans under the  provisions of the Internal  Revenue Code ("Code").  The ultimate  effect of federal income taxes on the amounts held under a Contract,  on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement  plan, if any, for which the
Contract is purchased, the tax and employment status of the individuals involved and a number  of other  factors.  The  discussion  contained  herein  and in the
Statement of Additional  Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon the Company's  understanding of the present federal income  tax  laws as  currently  interpreted  by the  Internal  Revenue  Service
("IRS"),  and is not intended as tax advice. No representation is made regarding the likelihood of  continuation of the present federal income tax laws or of the current  interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely.  Moreover, no attempt has been made to consider any applicable  state or other laws.  Because of the inherent  complexity of the tax laws and the  fact  that tax  results  will  vary  according  to the  particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a
Contract,  the selection of an Annuity  Option under a Contract,  the receipt of annuity payments under a Contract or any other transaction involving a Contract.
THE  COMPANY  DOES NOT MAKE ANY  GUARANTEE  REGARDING  THE TAX STATUS OF, OR TAX
CONSEQUENCES  ARISING  FROM,  ANY  CONTRACT  OR ANY  TRANSACTION  INVOLVING  THE
CONTRACT.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT --

   GENERAL.  The Company  intends to be taxed as a life insurance  company under
Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of the  Company,  the Company  will be  responsible  for any federal income  taxes that become  payable  with  respect to the income of the  Separate
Account and its Subaccounts.

   CHARGE FOR THE  COMPANY'S  TAXES.  A charge may be made for any federal taxes incurred by the Company  that are  attributable  to the  Separate  Account,  the
Subaccounts  or to the operations of the Company with respect to the Contract or attributable to payments, premiums, or acquisition costs under the Contract. The
Company  will  review the  question  of a charge to the  Separate  Account,  the
Subaccounts  or the  Contract  for the  Company's  federal  taxes  periodically.
Charges may become  necessary if, among other reasons,  the tax treatment of the
Company or of income and expenses under the Contract is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable  annuities at the insurance company level, or if there is a change in the Company's tax status.

   Under current laws,  the Company may incur state and local taxes (in addition
to  premium  taxes)  in  several  states.  At  present,   these  taxes  are  not
significant.  If there is a  material  change in  applicable  state or local tax laws,  the  Company  reserves  the right to charge the  Separate  Account or the
Subaccounts  for such taxes,  if any,  attributable  to the Separate  Account or
Subaccounts.

   DIVERSIFICATION STANDARDS. Each Underlying Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the
Code prescribing  asset  diversification  requirements for investment  companies whose shares are sold to insurance  company  separate  accounts funding variable contracts.  Pursuant  to these  regulations,  on the  last day of each  calendar quarter (or on any day within 30 days thereafter), no more than 55% of the total assets of an Underlying Fund may be represented by any one  investment,  no more than 70% may be  represented  by any two  investments,  no more  than 80% may be represented by any three investments, and no more than 90% may be represented by any four  investments.  For purposes of Section  817(h),  securities of a single issuer  generally  are treated as one  investment  but  obligations  of the U.S.
Treasury and each U.S.  Governmental  agency or  instrumentality  generally  are treated as securities of separate  issuers.  The Separate  Account,  through the
Underlying  Funds,  intends to comply with the  diversification  requirements of
Section 817(h).

   In  certain  circumstances,  owners  of  variable  annuity  contracts  may be considered  the owners,  for federal  income tax purposes,  of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate  account  assets would be includable in the variable contractowner's  gross  income.  The IRS has stated in published  rulings that a variable  contractowner  will be considered the owner of separate account assets if the contractowner  possesses  incidents of ownership in those assets, such as the  ability to  exercise  investment  control  over the  assets.  The  Treasury
Department  also  announced,  in  connection  with the  issuance of  regulations concerning  diversification,  that those  regulations  "do not provide  guidance concerning the  circumstances  in which investor control of the investments of a segregated  asset  account may cause the investor  (i.e.,  the contract  owner), rather than the insurance  company,  to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments  to  particular  subaccounts  without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

   The  ownership  rights under the  Contract  are similar to, but  different in certain  respects  from,  those  described by the IRS in rulings in which it was determined that  policyowners  were not owners of separate  account assets.  For example,  the Owner has additional  flexibility in allocating  purchase payments and Contract Values. These differences could result in an Owner being treated as the owner of a pro rata  portion  of the  assets  of the  Separate  Account.  In addition, the Company does not know what standards will be set forth, if any, in the  regulations or rulings which the Treasury  Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract, as it deems  appropriate,  to attempt to  prevent an Owner from being  considered  the owner of a pro rata share of the assets of the Separate  Account.  Moreover,  in the event that  regulations  or rulings are  adopted,  there can be no assurance that the Underlying Funds will be able to operate as currently  described in the
Prospectus,  or  that  the  Underlying  Funds  will  not  have to  change  their investment objective or investment policies.

INCOME TAXATION OF ANNUITIES IN GENERAL -- NON-QUALIFIED  PLANS -- Section 72 of
the Code governs the taxation of annuities.  In general, a contract owner is not taxed on  increases  in value  under an  annuity  contract  until  some  form of distribution is made under the contract.  However,  the increase in value may be subject to tax currently under certain  circumstances.  See "Contracts  Owned by
Non-Natural  Persons" and  "Diversification  Standards."  Withholding of federal income  taxes on all  distributions  may be required  unless a recipient  who is eligible  elects not to have any amounts  withheld  and  properly  notifies  the
Company of that election.

   SURRENDERS OR  WITHDRAWALS  PRIOR TO THE ANNUITY START DATE.  Code Section 72
provides  that amounts  received upon a total or partial  withdrawal  (including systematic  withdrawals)  from a  Contract  prior  to  the  Annuity  Start  Date generally  will be treated as gross  income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the  contract."  The  "investment  in the contract" is that portion,  if any, of purchase  payments  paid  under  a  Contract  less  any  distributions  received previously  under the Contract  that are  excluded  from the  recipient's  gross income.  The taxable portion is taxed at ordinary income tax rates. For purposes of this  rule,  a pledge or  assignment  of a  contract  is treated as a payment received on account of a partial withdrawal of a Contract.

   SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a complete surrender,  the  receipt is  taxable  to the  extent  that the cash value of the
Contract  exceeds the  investment in the Contract.  The taxable  portion of such payments will be taxed at ordinary income tax rates.

   For fixed annuity payments,  the taxable portion of each payment generally is determined by using a formula known as the "exclusion  ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract.  That ratio is then applied to each payment to determine the non-taxable portion of the payment.  The remaining portion of each payment is taxed at ordinary income rates.  For variable annuity payments,  the taxable  portion of each payment is determined by using a formula known as the "excludable  amount," which establishes the non-taxable  portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the  investment in the Contract by the number of payments to be made. The remainder of each variable annuity payment is taxable.  Once the excludable  portion of annuity  payments  to date equals the  investment  in the
Contract, the balance of the annuity payments will be fully taxable.

   PENALTY TAX ON CERTAIN  SURRENDERS AND  WITHDRAWALS.  With respect to amounts withdrawn or distributed  before the taxpayer  reaches age 59-1/2, a penalty tax is imposed  equal to 10% of the portion of such amount  which is  includable  in gross income.  However,  the penalty tax is not applicable to  withdrawals:  (i)
made  on or  after  the  death  of the  owner  (or  where  the  owner  is not an individual,  the  death  of  the  "primary  annuitant,"  who is  defined  as the individual  the events in whose life are of primary  importance in affecting the timing and amount of the payout under the Contract);  (ii)  attributable  to the taxpayer's  becoming  totally  disabled  within  the  meaning  of  Code  Section
72(m)(7);  (iii)  which are part of a series  of  substantially  equal  periodic payments  (not  less  frequently  than  annually)  made  for the  life  (or life expectancy) of the taxpayer,  or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary;  (iv) from certain qualified plans; (v)
under a so-called  qualified  funding asset (as defined in Code Section 130(d));
(vi) under an immediate  annuity  contract;  or (vii) which are  purchased by an employer on termination  of certain types of qualified  plans and which are held by the employer until the employee separates from service.

   If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified  (other than by reason of death or  disability),  the tax for the first year in which the modification occurs will be increased by an amount (determined by the  regulations)  equal to the tax that would have been imposed but for item
(iii) above,  plus interest for the deferral period,  if the modification  takes place (a) before  the close of the  period  which is five years from the date of the first payment and after the taxpayer  attains age 59-1/2,  or (b) before the taxpayer reaches age 59-1/2.

ADDITIONAL CONSIDERATIONS --

   DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract  must provide the following two  distribution  rules:  (a) if any owner dies on or after the Annuity Start Date,  and before the entire  interest in the
Contract has been  distributed,  the  remainder of the owner's  interest will be distributed  at least as quickly as the method in effect on the  owner's  death;
and (b) if any owner dies before the Annuity Start Date, the entire  interest in the Contract must generally be  distributed  within five years after the date of death, or, if payable to a designated  beneficiary,  must be annuitized over the life of that  designated  beneficiary or over a period not extending  beyond the life expectancy of that  beneficiary,  commencing within one year after the date of death of the owner. If the sole  designated  beneficiary is the spouse of the deceased owner,  the Contract  (together with the deferral of tax on the accrued and future  income  thereunder)  may be  continued  in the name of the spouse as owner.

   Generally,  for purposes of determining when  distributions  must begin under the foregoing rules, where an owner is not an individual,  the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner.  Finally,  in the case of joint  owners,  the distribution-at-death  rules will be applied by treating  the death of the first owner  as the  one to be  taken  into  account  in  determining  generally  when distributions  must  commence,  unless the sole  Designated  Beneficiary  is the deceased owner's spouse.

   GIFT OF ANNUITY CONTRACTS.  Generally,  gifts of non-tax qualified  Contracts prior to the Annuity  Start Date will  trigger tax on the gain on the  Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable.  This provision does not apply to transfers between spouses or incident to a divorce.

   CONTRACTS  OWNED  BY  NON-NATURAL  PERSONS.  If the  Contract  is  held  by a non-natural  person (for  example,  a  corporation)  the income on that Contract
(generally  the increase in net surrender  value less the purchase  payments) is includable  in  taxable  income  each  year.  The rule does not apply  where the
Contract is acquired by the estate of a decedent,  where the Contract is held by certain types of  retirement  plans,  where the Contract is a qualified  funding asset for structured  settlements,  where the Contract is purchased on behalf of an  employee  upon  termination  of a  qualified  plan,  and in the  case  of an immediate annuity.  An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

   MULTIPLE  CONTRACT  RULE.  For  purposes  of  determining  the  amount of any distribution  under Code Section 72(e) (amounts not received as annuities)  that is includable in gross income, all Non-Qualified annuity contracts issued by the same  insurer to the same  contract  owner  during any  calendar  year are to be aggregated and treated as one contract. Thus, any amount received under any such contract  prior  to  the  contract's  Annuity  Start  Date,  such  as a  partial surrender,  dividend,  or loan, will be taxable (and possibly subject to the 10%
penalty tax) to the extent of the combined income in all such contracts.

   In  addition,  the  Treasury  Department  has broad  regulatory  authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts  that are paid as  annuities  (on and after the  Annuity  Start Date)
under annuity  contracts issued by the same company to the same owner during any calendar  year.  In this case,  annuity  payments  could be fully  taxable  (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such  contracts and  regardless of whether any amount would  otherwise  have been excluded from income because of the "exclusion ratio" under the contract.

   POSSIBLE TAX CHANGES.  In recent  years,  legislation  has been proposed that would have adversely modified the federal taxation of certain  annuities.  There is always the  possibility  that the tax treatment of annuities  could change by legislation  or other  means  (such as IRS  regulations,  revenue  rulings,  and judicial decisions).  Moreover,  although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract,  the designation of an Annuitant,  Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax  consequences  to the Owner that are not
discussed  herein.  An  Owner  contemplating  any  such  transfer,   assignment,
selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

QUALIFIED  PLANS -- The Contract may be used with Qualified  Plans that meet the requirements of Section  403(b),  408 or 408A of the Code. If you are purchasing the Contract as an  investment  vehicle for one of these  Qualified  Plans,  you should  consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan. However, the Contract does offer  features and benefits in addition to  providing  tax deferral  that other
investments  may  not  offer,   including  death  benefit  protection  for  your
beneficiaries  and annuity options which  guarantee  income for life. You should consult with your financial  professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

   The tax  rules  applicable  to  participants  in such  Qualified  Plans  vary according to the type of plan and the terms and  conditions  of the plan itself.
No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contract to accumulate  retirement  savings under the  plans.  Adverse  tax  or  other  legal  consequences  to the  plan,  to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments,  unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the
Contract. Owners,  Annuitants, and Beneficiaries,  are cautioned that the rights of any person to any benefits under such  Qualified  Plans may be subject to the terms and  conditions  of the plans  themselves  or limited by  applicable  law, regardless  of the terms and  conditions  of the Contract  issued in  connection therewith.  For example,  the Company may accept  beneficiary  designations  and payment  instructions  under the  terms of the  Contract  without  regard to any spousal consents that may be required under the plan or the Employee  Retirement
Income  Security  Act of 1974  (ERISA).  Consequently,  an  Owner's  Beneficiary
designation or elected payment option may not be enforceable.

   The  amounts  that may be  contributed  to  Qualified  Plans are  subject  to limitations  that  vary  depending  on the  type of  Plan.  In  addition,  early distributions from most Qualified Plans may be subject to penalty taxes, or, for
certain  plans,   could  cause  the  Plan  to  be   disqualified.   Furthermore,
distributions   from  most  Qualified  Plans  are  subject  to  certain  minimum distribution  rules.  Failure  to  comply  with  these  rules  could  result  in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes.
As a result,  the  minimum  distribution  rules may  limit the  availability  of certain Annuity  Options to certain  Annuitants and their  beneficiaries.  These requirements may not be incorporated into the Company's Contract  administration
procedures.   Owners,   participants  and   beneficiaries  are  responsible  for
determining  that  contributions,  distributions  and  other  transactions  with respect to the Contract comply with applicable law.

   The following are brief  descriptions of the various types of Qualified Plans and the use of the Contract therewith:

   SECTION  403(B).  Code Section  403(b)  permits  public school  employees and
employees  of  certain  types  of   charitable,   educational   and   scientific
organizations  specified in Section  501(c)(3)  of the Code to purchase  annuity contracts,  and,  subject  to  certain  limitations,  to  exclude  the amount of purchase  payments  from gross  income for tax  purposes.  The  Contract  may be purchased in connection with a Section 403(b) annuity program.

   Section 403(b)  annuities must generally be provided under a plan which meets certain minimum  participation,  coverage,  and nondiscrimination  requirements.
Each  employee's  interest in a  retirement  plan  qualified  under Code Section
403(b) must generally be  distributed or begin to be distributed  not later than
April 1 of the calendar  year  following the later of the calendar year in which the employee reaches age 70-1/2 or retires ("required beginning date"). Periodic distributions  must not extend  beyond the life of the  employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

   If an employee dies before  reaching his or her required  beginning date, the employee's  entire interest in the plan must generally be distributed  beginning before the close of the calendar year following the year of the employee's death to a designated  beneficiary  over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary).  If the designated beneficiary is the employee's  surviving  spouse,  distributions  may be delayed until the  employee  would have  reached age 70-1/2.  If there is no  designated beneficiary or if distributions  are not timely  commenced,  the entire interest must be  distributed by the end of the fifth calendar year following the year of death.

   If an employee dies after  reaching his or her required  beginning  date, the employee's  interest  in the plan  must  generally  be  distributed  at least as rapidly  as under  the  method  of  distribution  in  effect  at the time of the employee's death.

   A  Section   403(b)   annuity   contract  may  be  purchased   with  employer
contributions,  employee  contributions  or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable.  The contribution limit is similar to the limits on  contributions  to qualified  retirement plans and depends upon, among other things,  whether the annuity contract is purchased with employer or employee contributions.

   Amounts used to purchase  Section 403(b)  annuities  generally are excludable from the taxable income of the employee.  As a result,  all  distributions  from such annuities are normally taxable in full as ordinary income to the employee.

   A Section 403(b) annuity  contract must prohibit the distribution of employee contributions  (including earnings thereon) until the employee:  (i) attains age
59-1/2, (ii) has a severance from employment; (iii) dies; (iv) becomes disabled;
or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

   Distributions  from a Section 403(b)  annuity  contract may be eligible for a tax-free rollover to another eligible  retirement plan,  including an individual retirement account or annuity (IRA). See "Rollovers."

   SECTIONS 408 AND 408A. INDIVIDUAL  RETIREMENT  ANNUITIES.  Section 408 of the
Code permits eligible  individuals to establish  individual  retirement programs through the purchase of Individual  Retirement Annuities  ("traditional  IRAs").
The Contract may be  purchased as an IRA. The IRAs  described in this  paragraph are called  "traditional  IRAs" to distinguish  them from "Roth IRAs," which are described below.

   IRAs are subject to  limitations on the amount that may be  contributed,  the persons who may be eligible and on the time when  distributions  must  commence.
Depending  upon  the  circumstances  of  the  individual,   contributions  to  a
traditional IRA may be made on a deductible or  non-deductible  basis.  IRAs may not be transferred,  sold,  assigned,  discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual's  taxable  compensation or the applicable dollar amount as shown in the table below:

                         ==============================
                              TAX YEAR           AMOUNT
                         ------------------------------
                                2004             $3,000
                             2005 - 2007         $4,000
                         2008 and thereafter     $5,000
                         ==============================

Any refund of premium  must be applied to the payment of future  premiums or the purchase  of  additional  benefits.  If an  individual  is age 50 or  over,  the individual may make an additional catch-up  contribution to a traditional IRA of
$500 during the tax years of 2004 - 2005, or $1,000 for the 2006 tax year or any
tax  year   thereafter.   However,   if  the   individual   is   covered  by  an
employer-sponsored   retirement  plan,  the  amount  of  IRA  contributions  the individual  may  deduct  in a year may be  reduced  or  eliminated  based on the individual's  adjusted  gross income for the year ($65,000 for a married  couple filing a joint  return  and  $45,000  for a single  taxpayer  in  2004).  If the individual's spouse is covered by an employer-sponsored  retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional  IRA;  however,  the deduction  will be reduced or eliminated if the adjusted  gross  income on a joint  return is  between  $150,000  and  $160,000.
Nondeductible  contributions  to traditional IRAs must be reported to the IRS in the year made on Form 8606.

   Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal  Revenue  Service.  Purchasers  of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate  agency,  and will have the right to revoke the Contract under certain circumstances. See the IRA Disclosure
Statement that accompanies this Prospectus.

   In general, traditional IRAs are subject to minimum distribution requirements similar to those  applicable to retirement  plans qualified under Section 403(b)
of the Code;  however,  the  required  beginning  date for  traditional  IRAs is generally  the date that the contract  owner  reaches age 70-1/2 -- the contract owner's  retirement date, if any, will not affect his or her required  beginning date. See "Section  403(b)."  Distributions  from IRAs are generally taxed under
Code  Section  72.  Under these  rules,  a portion of each  distribution  may be excludable from income.  The amount  excludable from the individual's  income is the amount of the  distribution  that  bears the same ratio as the  individual's nondeductible contributions bears to the expected return under the IRA.

   Distributions  of  deductible,  pre-tax  contributions  and  earnings  from a traditional  IRA  may  be  eligible  for a  tax-free  rollover  to  an  eligible retirement  plan,  including  another  traditional  IRA.  In  certain  cases,  a distribution of  non-deductible  contributions or other after-tax amounts from a traditional  IRA may be eligible to be rolled over to another  traditional  IRA.
See "Rollovers."

   ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA. The Contract may be purchased as a Roth IRA.  Regular  contributions may be made to a Roth  IRA up to the  same  contribution  limits  that  apply to traditional IRA contributions.  The regular  contribution  limits are phased out for  taxpayers  with $95,000 to $110,000 in adjusted  gross income  ($150,000 to
$160,000  for married  filing  joint  returns).  Also the  taxable  balance in a traditional  IRA may be rolled over or converted  into a Roth IRA for  taxpayers with adjusted gross income of up to $100,000.

   Regular  contributions  to a Roth IRA are not  deductible,  and rollovers and conversions  from a traditional IRA are taxable when completed,  but withdrawals that meet certain  requirements  are not subject to federal income tax on either the original  contributions  or any earnings.  Sale of the Contract for use with
Roth IRAs may be subject to special requirements imposed by the Internal Revenue
Service. Purchasers of the Contract for such purposes will be provided with such supplementary  information as may be required by the Internal Revenue Service or other appropriate  agency,  and will have the right to revoke the Contract under certain  requirements.  Unlike a  traditional  IRA, Roth IRAs are not subject to minimum  required  distribution  rules  during the  contract  owner's  lifetime.
Generally,  however,  the  amount  remaining  in a Roth IRA after  the  contract owner's death must begin to be distributed by the end of the first calendar year after  death,  and made over a  beneficiary's  life  expectancy.  If there is no beneficiary,  or if the beneficiary  elects to delay  distributions,  the amount must be  distributed  by the end of the fifth full  calendar year after death of the contract owner.

   ROLLOVERS.  A "rollover" is the tax-free  transfer of a distribution from one
"eligible  retirement plan" to another.  Distributions which are rolled over are not included in the employee's gross income until some future time.

   If any  portion  of the  balance to the  credit of an  employee  in a Section
403(b) plan is paid to the employee in an "eligible  rollover  distribution" and the  employee  transfers  any  portion of the amount  received  to an  "eligible retirement  plan," then the amount so  transferred  is not includable in income.
Also,  pre-tax  distributions from an IRA may be rolled over to another eligible retirement  plan.  An  "eligible  rollover  distribution"  generally  means  any distribution  that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required  minimum  distribution,  death  distributions  (except to a surviving spouse) and certain  corrective  distributions,  will not qualify as an eligible rollover  distribution.  A  rollover  must be made  directly  between  plans  or indirectly within 60 days after receipt of the distribution.

   An  "eligible  retirement  plan"  will be  another  Section  403(b)  plan,  a traditional  individual  retirement account or annuity described in Code Section
408.

   A Section  403(b) plan must  generally  provide a  participant  receiving  an eligible rollover distribution,  the option to have the distribution transferred directly to another eligible retirement plan.

   TAX PENALTIES.  PREMATURE  DISTRIBUTION TAX.  Distributions  from a Qualified
Plan  before the  participant  reaches  age 59-1/2 are  generally  subject to an additional tax equal to 10% of the taxable portion of the distribution.  The 10%
penalty tax does not apply to  distributions:  (i) made on or after the death of the employee;  (ii) attributable to the employee's  disability;  (iii) which are part of a series  of  substantially  equal  periodic  payments  made  (at  least annually) for the life (or life  expectancy)  of the employee or the joint lives
(or joint life  expectancies)  of the employee and a designated  beneficiary and
(except for IRAs) which begin after the  employee  terminates  employment;  (iv)
made to an employee after  termination of employment  after reaching age 55; (v)
made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess  contribution;  (vii) that are rolled over or  transferred  in accordance with Code requirements;  or (viii) that are transferred  pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

   The  exception  to the 10%  penalty tax  described  in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without  application of the 10% penalty tax to pay health  insurance premiums  in  certain  cases.  There are two  additional  exceptions  to the 10%
penalty tax on withdrawals from IRAs before age 59-1/2:  withdrawals made to pay
"qualified"  higher  education  expenses  and  withdrawals  made to pay  certain
"eligible first-time home buyer expenses."

   MINIMUM  DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum  required  distribution  for the year, the  participant is subject to a 50% tax on the amount that was not properly distributed.

   WITHHOLDING.   Periodic   distributions  (e.g.,   annuities  and  installment
payments) from a Qualified Plan that will last for a period of ten or more years are generally  subject to voluntary income tax withholding.  The amount withheld on such periodic  distributions  is determined at the rate  applicable to wages.
The  recipient  of a  periodic  distribution  may  generally  elect  not to have withholding apply.

   Nonperiodic  distributions  (e.g.,  lump sums and  annuities  or  installment payments  of less than ten years)  from a  Qualified  Plan (other than IRAs) are
generally  subject  to  mandatory  20%  income  tax  withholding.   However,  no
withholding is imposed if the  distribution  is transferred  directly to another eligible retirement plan.  Nonperiodic  distributions from an IRA are subject to income tax  withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

   The above description of the federal income tax consequences of the different types of  Qualified  Plans which may be funded by the  Contract  offered by this
Prospectus is only a brief summary and is not intended as tax advice.  The rules governing  the  provisions of Qualified  Plans are  extremely  complex and often difficult to comprehend.  Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences.  A prospective  Owner  considering  adoption of a Qualified  Plan and purchase of a
Contract in connection  therewith should first consult a qualified and competent tax adviser,  with regard to the  suitability  of the Contract as an  investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF UNDERLYING FUND SHARES -- The Company is the legal owner of the shares of the  Underlying  Funds held by the  Subaccounts.  The Company  will  exercise voting rights  attributable  to the shares of each  Underlying  Fund held in the
Subaccounts  at any  regular and special  meetings  of the  shareholders  of the
Underlying Funds on matters requiring  shareholder voting under the 1940 Act. In accordance with its view of presently  applicable law, the Company will exercise its voting rights based on instructions  received from persons having the voting interest  in  corresponding  Subaccounts.  However,  if  the  1940  Act  or  any
regulations  thereunder  should be  amended,  or if the  present  interpretation thereof  should  change,  and as a  result  the  Company  determines  that it is permitted to vote the shares of the  Underlying  Funds in its own right,  it may elect to do so.

   The person having the voting  interest under a Contract is the Owner.  Unless otherwise  required  by  applicable  law,  the number of shares of a  particular
Underlying Fund as to which voting  instructions  may be given to the Company is determined by dividing your Contract Value in the corresponding  Subaccount on a particular  date by the net asset value per share of the  Underlying  Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting  instructions  may be  given  will  be  determined  as of the  same  date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the  Underlying  Fund.  If  required  by the SEC,  the Company reserves  the right to  determine  in a  different  fashion  the  voting  rights attributable to the shares of the Underlying Funds.  Voting  instructions may be cast in person or by proxy.

   Voting rights  attributable  to your Contract Value in a Subaccount for which no timely voting  instructions  are received will be voted by the Company in the same proportion as the voting  instructions that are received in a timely manner for all  Contracts  participating  in that  Subaccount.  The  Company  will also exercise the voting rights from assets in each Subaccount that are not otherwise
attributable  to  Owners,   if  any,  in  the  same  proportion  as  the  voting
instructions   that  are  received  in  a  timely   manner  for  all   Contracts
participating in that Subaccount.

SUBSTITUTION  OF  INVESTMENTS  -- The  Company  reserves  the right,  subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions  for,  or  combinations  of the  securities  that  are held by the
Separate  Account  or  any  Subaccount  or  that  the  Separate  Account  or any
Subaccount may purchase.  If shares of any or all of the Underlying Funds should no longer be available for  investment,  or if the Company  management  believes further investment in shares of any or all of the Underlying Funds should become inappropriate  in  view  of  the  purposes  of the  Contract,  the  Company  may substitute  shares of another  Underlying Fund or of a different fund for shares already  purchased,  or to be purchased in the future  under the  Contract.  The
Company may also purchase,  through the Subaccount,  other  securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

   In connection  with a substitution  of any shares  attributable to an Owner's interest in a  Subaccount  or the Separate  Account,  the Company  will,  to the extent required under applicable law, provide notice, seek Owner approval,  seek prior  approval  of the SEC,  and  comply  with the  filing or other  procedures established by applicable state insurance regulators.

   The Company also reserves the right to establish  additional  Subaccounts  of the Separate  Account that would invest in a new Underlying Fund or in shares of another  investment  company,  a series  thereof,  or other suitable  investment vehicle.  The Company may establish new Subaccounts in its sole discretion,  and will determine whether to make any new Subaccount  available to existing Owners.
The Company may also  eliminate  or combine one or more  Subaccounts  if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   Subject to compliance with applicable law, the Company may transfer assets to the  General  Account.  The  Company  also  reserves  the right,  subject to any required regulatory  approvals,  to transfer assets of any Subaccount to another separate account or Subaccount.

   In the  event of any  such  substitution  or  change,  the  Company  may,  by appropriate  endorsement,  make such changes in these and other contracts as may be  necessary or  appropriate  to reflect such  substitution  or change.  If the
Company  believes it to be in the best interests of persons having voting rights under the  Contract,  the  Separate  Account  may be  operated  as a  management investment  company  under the 1940 Act or any other form  permitted by law. The
Separate  Account  may  be  deregistered  under  that  Act  in  the  event  such registration  is no longer  required,  or it may be combined with other separate accounts of the Company or an  affiliate  thereof.  Subject to  compliance  with applicable  law,  the Company also may combine one or more  Subaccounts  and may establish a  committee,  board,  or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND  AMENDMENTS  -- The Company  reserves  the right, without the consent of Owners,  to suspend  sales of the  Contract as  presently offered and to make any change to the provisions of the Contract to comply with, or give  Owners  the  benefit  of,  any  federal  or  state  statute,  rule,  or regulation,  including but not limited to requirements for annuity contracts and retirement plans under the Internal  Revenue Code and regulations  thereunder or any state statute or regulation.

REPORTS TO OWNERS -- The  Company  will send you  annually a  statement  setting forth  a  summary  of the  transactions  that  occurred  during  the  year,  and indicating  the  Contract  Value as of the end of each year.  In  addition,  the statement will indicate the allocation of Contract Value among the Fixed Account and the Subaccounts and any other information  required by law. The Company will
also  send  confirmations  upon  purchase  payments,   transfers,   loans,  loan
repayments,  and full and partial  withdrawals.  The Company may confirm certain transactions on a quarterly basis. These transactions include purchases under an
Automatic  Investment  Program,  transfers  under the Dollar Cost  Averaging and
Asset Reallocation Options, systematic withdrawals and annuity payments.

   You will also receive an annual and semiannual  report  containing  financial statements for those Underlying Funds  corresponding to the Subaccounts to which you have  allocated  your  Contract  Value.  Such reports  include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

ELECTRONIC  TRANSFER  PRIVILEGES -- You may request a transfer of Contract Value and may make changes to an existing Dollar Cost Averaging or Asset  Reallocation option by telephone if the proper form has been completed,  signed, and filed at the Company's  Administrative  Office. The Company has established procedures to confirm that instructions  communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures.  The Company's  procedures require that any person requesting  a transfer by telephone  provide the account  number and the Owner's tax  identification  number and such instructions must be received on a recorded line. The Company reserves the right to deny any telephone transfer request.  If all telephone lines are busy (which might occur, for example,  during periods of substantial  market  fluctuations),  you may not be able to request transfers by telephone and would have to submit written requests.

   By authorizing  telephone transfers,  you authorize the Company to accept and act upon  telephonic  instructions  for transfers  involving your Contract.  You agree that neither the Company, any of its affiliates,  nor any Underlying Fund, will be liable for any loss,  damages,  cost, or expense  (including  attorneys'
fees) arising out of any telephone  requests;  provided that the Company effects such request in accordance  with its  procedures.  As a result of this policy on telephone  requests,  you  bear  the risk of loss  arising  from  the  telephone transfer  privilege.  The  Company  may  discontinue,  modify,  or  suspend  the telephone transfer privilege at any time.

LEGAL  PROCEEDINGS  --  There  are no legal  proceedings  pending  to which  the
Separate  Account is a party,  or which  would  materially  affect the  Separate
Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel of the Company, has
passed upon legal matters in connection  with the issue and sale of the Contract described in this Prospectus.

PERFORMANCE INFORMATION

   Performance  information  for  the  Subaccounts,   including  the  yield  and
effective  yield of the Money  Market  Subaccount,  the  yield of the  remaining
Subaccounts,   and  the  total   return  of  all   Subaccounts   may  appear  in
advertisements,  reports,  and promotional  literature to current or prospective
Owners.

   Current  yield  for the  Money  Market  Subaccount  will be based  on  income received by a hypothetical  investment  over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received  for 52 weeks,  stated in terms of an annual  percentage return on the investment).  "Effective yield" for the Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings.

   For the  remaining  Subaccounts,  quotations  of  yield  will be based on all investment  income per  Accumulation  Unit earned during a given 30-day  period, less expenses accrued during the period ("net investment  income"),  and will be computed by dividing net investment  income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any
Subaccount  will be expressed in terms of the average annual  compounded rate of return on a  hypothetical  investment in a Contract over a period of one,  five, and ten years (or, if less, up to the life of the Subaccount),  and will reflect the  deduction  of the account  administration  charge,  administration  charge, mortality and expense risk charge and  contingent  deferred sales charge and may simultaneously be shown for other periods.

   Quotations  of yield and  effective  yield do not  reflect  deduction  of the contingent deferred sales charge, and total return figures may be quoted that do not reflect  deduction of the charge.  If  reflected,  the  performance  figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect  deduction of the  contingent  deferred sales charge that would be imposed if Contract  Value were withdrawn at the end of the period for which total return is quoted.

   Although the Contract was not  available  for purchase  until  _______  2004, certain  of  the  Underlying  Funds  were  in  existence  prior  to  that  date.
Performance information for the Subaccounts may also include quotations of total return for periods  beginning  prior to the  availability  of the Contract  that incorporate the performance of the Underlying Funds.

   Performance information for any Subaccount reflects only the performance of a hypothetical  Contract  under which  Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information  should be  considered  in light of the  investment  objectives  and policies,  characteristics,  and  quality  of the  Underlying  Fund in which the
Subaccount invests,  and the market conditions during the given time period, and should not be  considered  as a  representation  of what may be  achieved in the future.  For a description  of the methods used to determine  yield of the Money
Market Subaccount, see the Statement of Additional Information.

ADDITIONAL INFORMATION

REGISTRATION  STATEMENT -- A Registration  Statement under the 1933 Act has been filed with the SEC relating to the offering  described in this Prospectus.  This
Prospectus  does not include all the  information  included in the  Registration
Statement,  certain  portions of which,  including  the  Statement of Additional
Information, have been omitted pursuant to the rules and regulations of the SEC.
The  omitted  information  may be  obtained  at the  SEC's  principal  office in
Washington,  DC,  upon  payment  of the  SEC's  prescribed  fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL  STATEMENTS -- The financial statements of the Company at December 31,
2003 and 2002,  and for each of the three years in the period ended December 31,
2003,  are included in the  Statement of  Additional  Information.  There are no
financial  statements  included  for the  Separate  Account  as it did not begin operations until ___________________.

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

   The Statement of Additional  Information  contains more specific  information and financial statements relating to the Company and its Subsidiaries. The table of contents of the Statement of Additional Information is set forth below:

GENERAL INFORMATION AND HISTORY
   Safekeeping of Assets

DISTRIBUTION OF THE CONTRACT

METHOD OF DEDUCTING THE EXCESS CHARGE

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS
   Section 403(b)
   Sections 408 and 408A

PERFORMANCE INFORMATION

EXPERTS

FINANCIAL STATEMENTS

OBJECTIVES FOR UNDERLYING FUNDS

--------------------------------------------------------------------------------
There is no  guarantee  that  any  Underlying  Fund  will  meet  its  investment objective.
--------------------------------------------------------------------------------

MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES,  RESTRICTIONS AND
RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION MAY
BE FOUND IN THE RESPECTIVE  PROSPECTUSES.  PROSPECTUSES FOR THE UNDERLYING FUNDS
SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AIM VARIABLE  INSURANCE FUNDS -- The AIM Variable Insurance Funds is an open-end investment  company.  Shares of the Fund's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life insurance products. A I M Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston,
Texas 77046-1173,  serves as investment  adviser and manager of the portfolio of the Fund.

   AIM V.I. BASIC VALUE FUND (SERIES II). AIM V.I. Basic Value Fund (the "Fund")
is a portfolio of the AIM Variable Insurance Funds.

   INVESTMENT OBJECTIVE:  To seek long-term growth of capital. The Fund seeks to meet this objective by investing,  normally, at least 65% of its total assets in equity  securities of U.S. issuers that have market  capitalizations  of greater than  $500  million  and  that  the  Fund's  portfolio  managers  believe  to be undervalued in relation to long-term  earning power or other  factors.  The Fund may also  invest up to 35% of its total  assets  in  equity  securities  of U.S.
issuers  that have  market  capitalizations  of less than  $500  million  and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments,  all of which are issued by U.S. issuers.
The Fund may also invest up to 25% of its total assets in foreign issuers.

   AIM V.I.  HEALTH  SCIENCES  FUND (SERIES I). AIM V.I.  Health  Sciences  Fund
(formerly  INVESCO VIF Health Sciences Fund) (the "Fund") is a series of the AIM
Variable Insurance Funds.

   INVESTMENT  OBJECTIVE:  To seek capital growth.  The Fund is actively managed and invests  primarily in equity securities that AIM believes will rise in price faster than other securities,  as well as in options and other investments whose values are based upon the values of equity securities. The Fund normally invests at  least  80% of  its  net  assets  in  equity  securities  and  equity-related instruments  of companies  that  develop,  produce,  or  distribute  products or services  related to health care. These companies  include,  but are not limited to, medical equipment or supplies,  pharmaceuticals,  biotechnology,  and health care  providers  and services  companies.  At any given time,  20% of the Fund's assets is not required to be invested in the sector.

   AIM V.I. INTERNATIONAL GROWTH FUND (SERIES II). AIM V.I. International Growth
Fund (the "Fund") is a portfolio of the AIM Variable Insurance Funds.

   INVESTMENT OBJECTIVE:  To seek long-term growth of capital. The Fund seeks to meet its  objective  by investing in a  diversified  portfolio of  international equity securities whose issuers are considered to have strong earnings momentum.
The Fund may  invest up to 20% of its  total  assets in  securities  of  issuers located in developing  countries,  i.e., those that are in the initial stages of their industrial  cycles. The Fund may also invest up to 20% of its total assets in securities  exchangeable for or convertible into equity securities of foreign companies. Such percentage limitations are applied at the time of purchase.

   AIM V.I.  MID CAP CORE EQUITY FUND  (SERIES II). AIM V.I. Mid Cap Core Equity
Fund (the "Fund") is a portfolio of the AIM Variable Insurance Funds.

   INVESTMENT  OBJECTIVE:  To seek long-term  growth of capital.  The Fund seeks this objective by investing,  normally,  at least 80% of its total assets,  plus the amount of any  borrowings  for investment  purposes,  in equity  securities, including  convertible  securities,  of mid-cap companies.  The Fund considers a company to be a mid-cap company if it has a market capitalization at the time of purchase,  within the range of market  capitalizations  of companies included in the Russell Midcap™ Index. In complying with the 80% investment requirement, the
Fund may include synthetic instruments, which are investments that have economic characteristics  similar  to the  Fund's  direct  investments,  and may  include warrants,  futures,  options,  exchange-traded  funds  and  American  Depositary
Receipts.  The Fund may also  invest  up to 25% of its total  assets in  foreign securities.

   AIM V.I.  REAL ESTATE FUND (SERIES I). AIM V.I. Real Estate Fund (the "Fund")
is a series of the INVESCO Variable  Investment Funds,  Inc., which is described below. AIM Advisors,  Inc. ("AIM"), 11 Greenway Plaza, Suite 100, Houston, Texas
77046-1173,  serves as the Fund's investment  adviser and INVESCO  Institutional
(N.A.), Inc., 1355 Peachtree Street, NE, Suite 250, Atlanta,  Georgia, serves as the Fund's sub-adviser.

   INVESTMENT OBJECTIVE: To seek to achieve high total return. The fund seeks to meet its  objective  by  investing,  normally,  at least  80% of its  assets  in securities of real estate and real estate-related  companies.  In complying with this  80%  investment  requirement,  the  fund may  invest  in debt  and  equity securities,  including convertible  securities,  and its investments may include other  securities  such as  synthetic  instruments.  Synthetic  instruments  are investments  that have  economic  characteristics  similar to the fund's  direct investments,  and may include warrants, futures, options,  exchange-traded funds and American Depositary Receipts.

AMERICAN  CENTURY®  VP  FUND -- The  American  Century  VP  Fund is an  open-end investment  company.  Shares of the Fund's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life insurance  products.  American Century  Investment  Management,  Inc., 4500 Main
Street, Kansas City, Missouri 64111, serves as investment adviser and manager of the series of the Fund.

   AMERICAN  CENTURY VP ULTRA® FUND (CLASS II).  American  Century VP Ultra Fund
(the "Fund") is a series of the American Century VP Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term  capital growth.  The Fund managers look for stocks of large  companies  they  believe  will  increase in value over time, using a growth investment  strategy  developed by American  Century.  This strategy  looks for  companies  with  earnings  and  revenues  that are not only growing,  but growing at a  successively  faster,  or  accelerating  pace.  This strategy  is based on the  premise  that,  over the long  term,  the  stocks  of companies with  accelerating  earnings and revenues have a  greater-than-average chance to increase in value.  The  managers  use a bottom-up  approach to select stocks to buy for the Fund.  This means that the managers make their  investment decisions  based  primarily  on the  business  fundamentals  of  the  individual companies,  rather than on economic  forecasts or the outlook for  industries or sectors.  Although most of the Fund's assets will be invested in U.S. companies, there is no limit on the  amount  of  assets  the  Fund can  invest  in  foreign companies,  which present some unique risks. The fund managers do not attempt to time the market.  Instead,  under normal market conditions,  they intend to keep the Fund  essentially  fully  invested in stocks  regardless  of the movement of stock prices generally.

   AMERICAN  CENTURY VP VALUE FUND  (CLASS II).  American  Century VP Value Fund
(the "Fund") is a series of the American Century VP Fund.

   INVESTMENT OBJECTIVE: To seek long-term capital growth. Income is a secondary objective.  The Fund managers look for stocks of companies that they believe are undervalued  at the time of purchase,  using a value  investment  strategy  that looks  for  companies  that are  temporarily  out of favor  in the  market.  The managers attempt to purchase the stocks of these undervalued  companies and hold them until they have returned to favor in the market and their stock prices have gone up.  Companies may be  undervalued  due to market  declines,  poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or  because  they  have been  overlooked  by the  market.  Under  normal  market conditions,  the Fund managers  intend to keep at least 80% of the Fund's assets invested in U.S. equity securities.

DREYFUS  VARIABLE  INVESTMENT  FUND -- Dreyfus  Variable  Investment  Fund is an
open-end  investment  company.  Shares of the Fund are offered  only to separate accounts  established by insurance  companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation,  200 Park Avenue,
New York, New York 10166,  serves as investment  adviser to the Dreyfus Variable
Investment Fund.

   DREYFUS IP TECHNOLOGY GROWTH PORTFOLIO (SERVICE CLASS). Dreyfus IP Technology
Growth  Portfolio  (the "Fund") is a series of the Dreyfus  Variable  Investment
Fund.

   INVESTMENT  OBJECTIVE:  The Fund seeks capital  appreciation.  To pursue this goal,  the Fund  normally  invests  at least 80% of its  assets in the stocks of growth  companies of any size that Dreyfus  believes to be leading  producers or beneficiaries of technological innovation. Up to 25% of the Fund's assets may be invested in foreign securities.  The Fund's stock investments may include common stocks, preferred stocks and convertible securities.

   DREYFUS  VIF  INTERNATIONAL  VALUE  PORTFOLIO  (SERVICE  CLASS).  Dreyfus VIF
International  Value Portfolio (the "Fund") is a series of the Dreyfus  Variable
Investment Fund.

   INVESTMENT OBJECTIVE: The Fund seeks long-term capital growth. To pursue this goal, the Fund normally  invests at least 80% of its assets in stocks.  The Fund ordinarily  invests most of its assets in securities of foreign  companies.  The
Fund's  stock  investments  may  include  common  stocks,  preferred  stocks and convertible securities, including those purchased in initial public offerings or shortly  thereafter.  The Fund may invest in companies of any size. The Fund may also invest in companies located in emerging markets.

OPPENHEIMER  VARIABLE ACCOUNT FUNDS -- The Oppenheimer Variable Account Funds is
an open-end investment company. Shares of the Variable Account Funds' portfolios are available exclusively for use as the investment vehicle for variable annuity and  variable  life  insurance  products.  OppenheimerFunds,  Inc.,  498 Seventh
Avenue,  New York, New York, 10018,  serves as investment adviser and manager of the series of the Oppenheimer Variable Account Funds.

   OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (SERVICE CLASS).  Oppenheimer Main
Street  Small Cap Fund (the  "Fund")  is a series  of the  Oppenheimer  Variable
Account Funds.

   INVESTMENT OBJECTIVE:  To seek capital appreciation.  The Fund invests mainly in common  stocks of  small-capitalization  ("small  cap") U.S.  companies  that
OppenheimerFunds,  Inc.  believes have favorable  business  trends or prospects.
Under  normal  market  conditions,  the Fund will invest at least 80% of its net assets  (including  any  borrowings  for  investment  purposes) in securities of companies  having a small  market  capitalization.  These may  include  "growth"
and/or "value" common stocks and other equity securities.  The Fund incorporates a blended style of investing  combining  both growth and value styles.  The Fund currently  considers  an  issuer  having a market  capitalization  of up to $2.5 billion to be a "small-cap" issuer. The Fund measures that capitalization at the time the Fund buys the security,  and it is not required to sell the security if the issuer's  capitalization  grows above $2.5 billion.  Over time, the Fund may change  the range of assets it uses to define  "small  cap"  issuers,  as market conditions change.

PIMCO  VARIABLE  INSURANCE  TRUST -- The PIMCO  Variable  Insurance  Trust is an
open-end  investment  company.  Shares of the PIMCO Variable  Insurance  Trust's portfolios  are  available  exclusively  for use as the  investment  vehicle for variable  annuity and  variable  life  insurance  products.  Pacific  Investment
Management  Company LLC ("PIMCO"),  840 Newport Center Drive, Suite 300, Newport
Beach,  California 92660, serves as investment adviser and manager of the series of the PIMCO Variable Insurance Trust.

   PIMCO ALL ASSET PORTFOLIO  (ADMINISTRATIVE  CLASS). PIMCO All Asset Portfolio
(the "Fund") is a series of the PIMCO Variable Insurance Trust.

   INVESTMENT   OBJECTIVE:   To  seek  maximum  real  return   consistent   with
preservation of real capital and prudent  investment  management.  The Fund is a
"fund of funds," which is a term used to describe mutual funds that pursue their investment  objective by investing in other mutual funds. The Fund may invest in any of the funds of the PIMCO Funds:  Pacific  Investment  Management Series, an
affiliated open-end  investment  company,  except the Strategic Balanced and All
Asset Funds  ("Underlying PIMS Funds").  Research  Affiliates,  the Fund's asset allocation  sub-adviser,  determines how the Fund allocates and  reallocates its assets among the Underlying PIMS Funds. The Fund may invest in any or all of the
Underlying  PIMS Funds,  but will not normally  invest in every  Underlying PIMS
Fund at any particular time. The Fund's assets are not allocated  according to a predetermined blend of shares of the Underlying PIMS Funds. Instead, when making
allocation   decisions  among  the  Underlying  PIMS  Funds,  the  Fund's  asset allocation  sub-adviser  considers  various  quantitative  and qualitative  data relating to the U.S. and foreign  economies and securities  markets.  The Fund's asset allocation sub-adviser has the flexibility to reallocate the Fund's assets among any or all of the Underlying  PIMS Funds based on its ongoing  analyses of the equity, fixed income and commodity markets.

   PIMCO LOW  DURATION  PORTFOLIO  (ADMINISTRATIVE  CLASS).  PIMCO Low  Duration
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

   INVESTMENT  OBJECTIVE:   To  seek  maximum  total  return,   consistent  with
preservation  of capital and prudent  investment  management.  The Fund seeks to achieve its  investment  objective by investing  under normal  circumstances  at least 65% of its assets in a diversified  portfolio of fixed income  instruments of varying  maturities.  The average  portfolio  duration of this Fund  normally varies  within a one- to  three-year  time frame based on PIMCO's  forecast  for interest rates. The Fund invests  primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield  securities  ("junk bonds")
rated B or higher by Moody's or S&P, or, if unrated,  determined  by PIMCO to be of comparable quality. The Fund may invest up to 20% of its assets in securities denominated  in foreign  currencies,  and may invest  beyond  this limit in U.S.
dollar-denominated  securities of foreign issuers.  The Fund will normally hedge at least 75% of its exposure to foreign  currency to reduce the risk of loss due to  fluctuations  in  currency  exchange  rates.  The Fund may invest all of its assets in derivative  instruments,  such as options,  futures  contracts or swap agreements, or in mortgage- or asset-backed securities.

   PIMCO  REAL  RETURN  PORTFOLIO  (ADMINISTRATIVE  CLASS).  PIMCO  Real  Return
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

   INVESTMENT   OBJECTIVE:   To  seek  maximum  real  return,   consistent  with
preservation of real capital and prudent investment  management.  The Fund seeks its investment objective by investing under normal circumstances at least 65% of its assets in  inflation-indexed  bonds of varying maturities issued by the U.S.
and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.  Inflation-indexed  bonds are  fixed  income  securities  that are structured to provide protection  against inflation.  The Fund invests primarily in investment grade  securities,  but may invest up to 10% of its assets in high yield  securities  ("junk  bonds")  rated B or higher by Moody's or S&P,  or, if unrated,  determined  by PIMCO to be of  comparable  quality.  The Fund also may invest up to 20% of its assets in securities  denominated in foreign currencies, and may  invest  beyond  this limit in U.S.  dollar  denominated  securities  of foreign  issuers.  The Fund will normally  hedge at least 75% of its exposure to foreign  currency  to reduce the risk of loss due to  fluctuations  in  currency exchange rates. The Fund is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified  fund. The Fund may invest all of its assets in  derivative  instruments,  such as options,  futures contracts or swap agreements, or in mortgage- or asset-backed securities.

THE RYDEX VARIABLE  TRUST -- The Rydex Variable Trust is an open-end  investment company.  Shares of the Trust's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life  insurance products,  as well as for certain  pension,  profit sharing and other retirement plans. Rydex Global Advisors, 9601 Blackwell Rd., Suite 500 Rockville, MD 20850,
serves as investment adviser and manager of the portfolios of the Trust.

   RYDEX SECTOR  ROTATION  FUND.  Rydex Sector  Rotation  Fund (the "Fund") is a
series of the Rydex Variable Trust.

   INVESTMENT  OBJECTIVE:  The Fund seeks to respond to the dynamically changing economy by moving its investments  among different  sectors or industries.  Each month  the  Advisor,  using  a  quantitative  methodology,  ranks  approximately fifty-nine different industries based on several measures of price momentum. The
Fund then invests in the top ranked industries.  Subject to maintaining adequate liquidity  in the Fund,  each  industry  or sector  investment  is  intended  to represent the entire industry or sector.  The Fund invests in equity securities, but may also invest in equity derivatives such as future contracts,  options and swap transactions. The fund may also enter into short sales.

SBL FUND -- SBL Fund, an open-end  management  investment  company of the series type, is organized as a Kansas  corporation.  SBL Fund offers its shares only as investment  vehicles for variable  annuity and variable life insurance  products issued by the Company and its affiliates.  Security Management Company, LLC, One
Security Benefit Place, Topeka,  Kansas 66636, a wholly-owned  subsidiary of the
Company (the  "Investment  Manager"),  serves as the investment  adviser of each
Series of SBL Fund.

   SERIES A (EQUITY). Series A (Equity) (the "Fund") is a series of SBL Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term capital growth by investing,  under normal market  conditions,  at least 80% of its net assets (plus  borrowings for investment  purposes) in a  widely-diversified  portfolio of equity  securities,
which  may  include  American   Depositary  Receipts  ("ADRs")  and  convertible
securities.  The Fund  typically  invests in the equity  securities of companies whose total market value is $5 billion or greater at the time of purchase.

   SERIES B (LARGE CAP  VALUE).  Series B (Large Cap  Value)  (the  "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement  with The Dreyfus  Corporation,  200 Park Avenue,  New York,  New York
10166, which provides investment advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek long-term growth of capital by investing, under normal market conditions,  at least 80% of its total assets (plus borrowings for investment purposes) in large-capitalization  value companies (those whose total market value is $5 billion or greater at the time of purchase). The Fund's stock
investments  may  include  common  stocks,   preferred  stocks  and  convertible
securities of both U.S. issuers and U.S. dollar-denominated foreign issuers. The
Fund  may  temporarily  invest  in  cash,   government  bonds  or  money  market
securities.  In choosing  stocks,  the  Sub-Adviser,  The  Dreyfus  Corporation, invests in value-oriented companies, which are companies that are believed to be undervalued  in terms of price  or  other  financial  measurements  and that are believed to have above average growth potential. The Sub-Adviser uses a blend of quantitative  analysis and  fundamental  research to identify stocks that appear favorably  priced and that may  benefit  from the  current  market and  economic environment.

   SERIES C (MONEY MARKET).  Series C (Money Market) (the "Fund") is a series of
SBL Fund.

   INVESTMENT OBJECTIVE: To seek to provide as high a level of current income as is consistent  with preserving  capital.  The Fund invests in high quality money market instruments with maturities of not longer than thirteen months.

   SERIES D (GLOBAL).  Series D (Global)  (the  "Fund") is a series of SBL Fund.
The  Investment   Manager  has  entered  into  a  sub-advisory   agreement  with
OppenheimerFunds,  Inc., 498 Seventh Avenue,  New York, New York,  10018,  which provides investment advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term growth of capital primarily through investment in common stocks and  equivalents  of companies of foreign  countries and the United States. The Fund pursues its objective by investing, under normal circumstances, in a diversified portfolio of securities with at least 65% of its total assets in at least three countries, one of which may be the United States.
The Fund primarily  invests in foreign and domestic common stocks or convertible
stocks   of   growth-oriented   companies   considered   to  have   appreciation
possibilities. The Fund may actively trade its investments without regard to the length of time they have been owned by the Fund.  Investments in debt securities may be made in uncertain market conditions.

   SERIES E (DIVERSIFIED INCOME).  Series E (Diversified Income) (the "Fund") is
a series of SBL Fund.

   INVESTMENT  OBJECTIVE:  To seek to provide  current  income with  security of principal.  The Fund pursues its  objective by  investing,  under normal  market conditions,  primarily  in a  diversified  portfolio  of  investment  grade debt securities.  The Fund expects to maintain a weighted average duration of 3 to 10 years.  The debt securities in which the Fund invests will primarily be domestic securities,  but may also include  dollar  denominated  foreign  securities.  To manage risk, the Investment Manager  diversifies the Fund's holdings among asset classes and individual  securities.  The asset classes in which the Fund invests may  include  investment  grade  corporate  debt  securities,  high  yield  debt securities  (also  known  as "junk  bonds"),  investment  grade  mortgage-backed securities, investment grade asset-backed securities, U.S. Government securities as well as total return, interest and index swap agreements.

   SERIES G (LARGE CAP  GROWTH).  Series G (Large Cap Growth)  (the "Fund") is a
series of SBL Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term  capital growth.  The Fund seeks to meet its objective by investing, under normal market conditions, at least 80% of its net assets (plus  borrowings  for  investment  purposes) in common stock and other equity securities of large capitalization  companies (defined as companies whose total  market value is at least $5 billion at the time of  purchase).  The
Investment  Manager  seeks to invest in equity  securities  that have  long-term capital growth  potential.  The Fund invests  primarily in a portfolio of common
stocks,   which  may  include  ADRs  and  other  securities  with  common  stock characteristics,  such as securities convertible into common stocks. The Fund is non-diversified  as defined in the Investment  Company Act of 1940,  which means that it may hold a larger  position  in a smaller  number of  securities  than a diversified  fund. The Fund also may concentrate its investments in a particular industry that represents 20% or more of the Fund's  benchmark index, the Russell
1000 Growth Index.  Concentration means investment of more than 25% of the value of the Fund's assets in any one industry.

   SERIES H (ENHANCED INDEX). Series H (Enhanced Index) (the "Fund") is a series of SBL Fund.  The Investment  Manager has entered into a sub-advisory  agreement with Northern Trust  Investments,  N.A.  ("NTI"),  50 La Salle Street,  Chicago,
Illinois 60675, which provides investment advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek to outperform the S&P 500 Index through stock selection  resulting in different  weightings of common  stocks  relative to the index.  The Fund  pursues  its  objective  by  investing,  under  normal  market conditions,  at least 80% of its net  assets  (plus  borrowings  for  investment purposes)  in equity  securities  of  companies in the S&P 500 Index and futures contracts  representative  of the stocks  which  make up the index.  The S&P 500
Index is a well-known  stock market index composed of 500 selected common stocks that  represent  approximately  two-thirds of the total market value of all U.S.
common stocks. In addition,  the Fund may invest a limited portion of its assets in equity securities that are not included in the S&P 500 Index.

   SERIES J (MID CAP GROWTH). Series J (Mid Cap Growth) (the "Fund") is a series of SBL Fund.

   INVESTMENT OBJECTIVE: To seek capital appreciation by investing, under normal market  conditions,  at  least  80% of  its  net  assets  (plus  borrowings  for investment purposes) in a diversified portfolio of equity securities with market capitalizations  that are similar to those of  companies  in the S&P Mid Cap 400
Index.   The  index   currently   consists  of  securities  of  companies   with
capitalizations that range from $336 million to $11.8 billion. Equity securities include common stock, rights, options, warrants, convertible debt securities and
ADRs. The Investment  Manager  selects  equity  securities  that it believes are attractively valued with the greatest potential for appreciation.

   SERIES N (MANAGED ASSET ALLOCATION). Series N (Managed Asset Allocation) (the
"Fund") is a series of SBL Fund.  The  Investment  Manager  has  entered  into a sub-advisory  agreement  with T. Rowe  Price  Associates,  Inc.,  100 East Pratt
Street,  Baltimore,  Maryland 21202, which provides investment advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek a high  level of total  return  by  investing primarily in a  diversified  portfolio of debt and equity  securities.  The Fund pursues its objective by normally investing approximately 60% of total assets in common stocks and 40% in fixed-income securities.  The mix may vary over shorter time periods  where the fixed income  portion may range  between  30-50% and the equity  portion  between  50-70%.  The  precise  mix of equity and fixed  income securities will depend on the Sub-Adviser's outlook for the markets.

   SERIES O (EQUITY  INCOME).  Series O (Equity Income) (the "Fund") is a series of SBL Fund.  The Investment  Manager has entered into a sub-advisory  agreement with T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore,  Maryland
21202, which provides investment advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek to provide substantial dividend income and also capital  appreciation  by investing  primarily in common  stocks of  established companies.  The Fund pursues its  objective by  investing,  under normal  market conditions,  at least 80% of its net  assets in common  stocks,  with 65% in the common stocks of well-established  companies paying above-average dividends. The
Sub-Adviser,  T. Rowe  Price,  typically  employs a  value-oriented  strategy in selecting  investments for the Fund. The Sub-Adviser's  research team identifies companies  that  appear  to be  undervalued  by  various  measures  and  may  be temporarily out of favor,  but have good prospects for capital  appreciation and dividend growth.

   SERIES P (HIGH YIELD).  Series P (High Yield) (the "Fund") is a series of SBL
Fund.

   INVESTMENT OBJECTIVE:  To seek high current income. Capital appreciation is a secondary objective.  The Fund pursues its objective by investing,  under normal market  conditions,  at  least  80% of  its  net  assets  (plus  borrowings  for investment  purposes) in a broad range of high-yield,  high risk debt securities rated in medium or lower  rating  categories  or  determined  by the  Investment
Manager to be of comparable quality ("junk bonds"). The Fund will not purchase a debt  security,  if at the time of  purchase,  it is rated in default.  The debt securities in which the Fund invests will primarily be domestic securities,  but may also include dollar denominated foreign securities. The Fund may also invest
in  equity   securities,   including   common  and   preferred   stocks,   ADRs,
exchange-traded real estate investment trusts,  warrants,  rights, and a variety of investment  companies that seek to track and the  composition and performance of a specific  index.  The Fund's  average  weighted  maturity is expected to be between 3 and 15 years.

   SERIES Q (SMALL CAP  VALUE).  Series Q (Small Cap  Value)  (the  "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement  with Wells  Capital  Management,  Incorporated,  525 Market St., 10th
Floor,  San Francisco,  California  64105,  which provides  investment  advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek  capital  growth by  investing,  under normal market  conditions,  at  least  80% of  its  net  assets  (plus  borrowings  for investment purposes) in stocks of small-capitalization companies that the Fund's
Sub-Adviser,  Wells Capital Management,  Incorporated,  believes are undervalued relative to the market based on earnings,  cash flow,  or asset value.  The Fund
defines  small-capitalization   companies  as  those  companies  with  a  market
capitalization  substantially  similar to that of companies in the Russell 2500™
Index at the time of purchase. The Sub-Adviser  specifically looks for companies whose  stock  prices may  benefit  from a catalyst  event,  such as a  corporate restructuring, a new product or service, or a change in the political, economic, or social environment.

   SERIES S (SOCIAL  AWARENESS).  Series S (Social  Awareness) (the "Fund") is a
series of SBL Fund.

   INVESTMENT OBJECTIVE: To seek capital appreciation by investing, under normal market conditions, in a well-diversified portfolio of equity securities that the
Investment Manager believes have above-average earnings potential and which meet certain established social criteria.  The Fund also may invest in companies that are included in the Domini 400 Social Index(SM),  which companies will be deemed to comply with the Fund's social criteria. The Domini 400 Social Index(SM) (DSI)
is  a  market  capitalization-weighted  common  stock  index.  It  monitors  the performance  of 400 U.S.  corporations  that pass multiple,  broad-based  social screens.

   SERIES V (MID CAP VALUE).  Series V (Mid Cap Value) (the  "Fund") is a series of SBL Fund.

   INVESTMENT  OBJECTIVE:  The Fund pursues its  objective by  investing,  under normal market  conditions,  at least 80% of its net assets (plus  borrowings for investment purposes) in a diversified  portfolio of equity securities that when, purchased, have market capitalizations that are similar to those of companies in the S&P Mid Cap 400  Index.  The  index  currently  consists  of  securities  of companies  with  market  capitalizations  that range from $336  million to $11.8 billion. Equity securities include common stock, rights, options, warrants, ADRs and convertible debt securities. The Investment Manager typically chooses equity
securities  that  appear  undervalued  relative  to  assets,  earnings,   growth
potential or cash flows.  Due to the nature of value  companies,  the securities included in the Fund's  portfolio  typically  consist of small- to  medium-sized companies.  The Fund is subject to the risks  associated with investing in small capitalization companies.

   SERIES W  (MAINSTREET  GROWTH AND INCOME®).  Series W (Mainstreet  Growth and
Income®)  (the  "Fund")  is a series of SBL Fund.  The  Investment  Manager  has entered into a sub-advisory agreement with  OppenheimerFunds,  Inc., 498 Seventh
Avenue, New York, New York, 10018, which provides  investment  advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek high total return (which includes growth in the value of its shares as well as current income) from equity and debt  securities.
The Fund  pursues its  objective by  investing  mainly in common  stocks of U.S.
companies,  but it can also invest in other equity  securities such as preferred stocks and securities convertible into common stocks. Although the Fund does not have any requirements as to the  capitalization  of issuers in which it invests, the Fund's  Sub-Adviser,  OppenheimerFunds,  currently  emphasizes the stocks of large-capitalization companies in the portfolio. At times, the Fund may increase the relative emphasis of its investments in small-cap and mid-cap stocks.  While the Fund can buy foreign securities and debt securities such as bonds and notes, currently it does not emphasize those investments. The Fund can also use hedging instruments and certain derivative investments.

   SERIES X (SMALL CAP  GROWTH).  Series X (Small Cap Growth)  (the "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement with RS Investment Management, L.P., 388 Market Street, San Francisco,
California 94111, which provides investment advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek long-term growth of capital by investing, under normal market  conditions,  at least 80% of its net assets (plus  borrowings for
investment   purposes)   in  equity   securities   of   companies   with  market
capitalizations  of $1.5 billion or less at the time of investment  that, in the opinion of the Sub-Adviser,  RS Investment Management,  L.P., have the potential for long-term  capital growth.  Equity  securities  include common and preferred stocks, and warrants and securities convertible into common or preferred stocks.
The Fund may invest the  remainder of its assets in  securities  of companies of any size.  The Fund may also engage in short sales of  securities  it expects to decline  in price.  The  Series  will  likely  invest a portion of its assets in technology and internet-related companies.

   SERIES Y (SELECT  25).  Series Y (Select 25) (the  "Fund") is a series of SBL
Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term  growth of capital by concentrating its  investments  in a core position of 20-30 common stocks of growth  companies which have exhibited  consistent above average  earnings or revenue growth.  The
Fund is  non-diversified as defined in the Investment Company Act of 1940, which means that it may hold a larger  position in a smaller number of securities than a  diversified  fund.  The  Investment  Manager  selects  what it believes to be premier  growth  companies as the core position for the Fund using a "bottom-up"
approach in selecting  growth stocks.  Portfolio  holdings will be replaced when one or more of the  company's  fundamentals  have changed and, in the opinion of the Investment Manager, it is no longer a premier growth company.

   SERIES Z (ALPHA OPPORTUNITY).  Series Z (Alpha Opportunity) (the "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement  with  Mainstream  Investment  Advisers,  LLC, 101 West Spring Street,
Suite 401,  New  Albany,  Indiana  47150,  which  provides  investment  advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, approximately 50% of its total  assets  according  to a  long/short  strategy  managed  by the Fund's sub-adviser,  Mainstream,  and 50% of its total  assets  according to a strategy managed by the Investment Manager that seeks investment returns similar to those of the S&P 500 Index.

   The  Fund  pursues  its  long/short   strategy  by  investing   primarily  in
publicly-traded  equity  securities,  principally common stocks, but to a lesser
degree   in   exchange   traded   funds  and  other   securities   with   equity
characteristics. The Fund may engage in short sales of securities believed to be overvalued.  The Fund  pursues its index  strategy  primarily  by investing in a portfolio of equity  securities,  equity derivatives and fixed income securities that is intended to closely track the performance of the S&P 500 Composite Stock
Price Index (the "S&P 500 Index").

                       SECUREDESIGNS(SM) VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                               DATE: ______, 2004

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
      FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
                         70 WEST RED OAK LANE, 4TH FLOOR
                             WHITE PLAINS, NY 10604
                                 1-800-355-4570

                                MAILING ADDRESS:
      FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461

This Statement of Additional  Information is not a prospectus and should be read in  conjunction  with the  current  Prospectus  for the  SecureDesigns  Variable
Annuity dated  __________,  2004, as it may be supplemented from time to time. A copy  of the  Prospectus  may be  obtained  from  First  Security  Benefit  Life
Insurance  and  Annuity   Company  of  New  York  (the   "Company")  by  calling
1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

For a description of the Flexible  Purchase  Payment  Deferred  Variable Annuity
Contract (the  "Contract"),  First  Security  Benefit Life Insurance and Annuity
Company of New York ("the  Company"),  and the Variable  Annuity  Account B (the
"Separate   Account"),   see  the  Prospectus.   This  Statement  of  Additional
Information  contains  information  that  supplements  the  information  in  the
Prospectus.  Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section  entitled  "Definitions" in the
Prospectus.

SAFEKEEPING OF ASSETS -- The Company is responsible  for the  safekeeping of the assets  of the  Subaccounts.  These  assets,  which  consist  of  shares  of the
Underlying Funds in non-certificated  form, are held separate and apart from the assets of the Company's General Account and its other separate accounts.

DISTRIBUTION OF THE CONTRACT

Security  Distributors,  Inc.  ("SDI"),  a  wholly-owned  subsidiary of Security
Benefit Group, Inc., is Principal Underwriter of the Contract. SDI is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") under the
Securities  Exchange Act of 1934 and is a member of the National  Association of
Securities Dealers, Inc. ("NASD"). The offering of the Contract is continuous.

Subject to  arrangements  with the Company,  the Contract is sold by independent broker/dealers  who are  members  of the NASD and who  become  licensed  to sell variable annuities for the Company, and by certain financial  institutions.  SDI acts as principal  underwriter on behalf of the Company for the  distribution of the Contract.  SDI is not compensated under its Distribution  Agreement with the
Company and receives no underwriting commissions.

The  compensation  payable by SDI under these  arrangements may vary, but is not expected to exceed in the  aggregate  6.5%.  The Company  also may pay  override payments, expense allowances,  bonuses, wholesaler fees and training allowances.
Registered  representatives  earn commissions from the broker-dealers with which they are affiliated and such arrangements will vary.

METHOD OF DEDUCTING THE EXCESS CHARGE

The minimum  mortality and expense risk charge of 0.60%, and the  administration charge of 0.15%,  on an annual  basis,  of each  Subaccount's  average daily net assets,  are  factored  into the  accumulation  unit  value or  "price"  of each
Subaccount on each Valuation Date. The Company deducts any mortality and expense risk charge above the minimum charge and the charge for any optional Riders (the
"Excess Charge") on a monthly basis.

Each Subaccount  declares a monthly  dividend and the Company deducts the Excess
Charge from this monthly dividend upon its  reinvestment in the Subaccount.  The
Excess Charge is a percentage of your Contract Value allocated to the Subaccount as of the  reinvestment  date. The monthly dividend is paid only for the purpose of  collecting  the  Excess  Charge.  Assuming  that you owe a charge  above the minimum mortality and expense risk charge and the  administration  charge,  your
Contract  Value  will be  reduced  in the  amount  of your  Excess  Charge  upon reinvestment of the  Subaccount's  monthly  dividend.  The Company  reserves the right to  compute  and deduct the Excess  Charge  from each  Subaccount  on each
Valuation Date.

The Company will declare a dividend for each Subaccount on one Valuation Date of each  calendar  month  ("Record  Date").  The Company will pay the dividend on a subsequent  Valuation Date ("Reinvestment  Date") within five Valuation Dates of the  Record  Date.  Such  dividend  will be  declared  as a  dollar  amount  per
Accumulation Unit.

For each  Subaccount,  any  Owner as of the  Record  Date  will  receive  on the
Reinvestment Date a net dividend equal to:

1.  the amount of dividend per Accumulation Unit; times

2.  the number of  Accumulation  Units  allocated  to the  Subaccount  as of the
    Record Date; less

3.  the  amount of the  Excess  Charge for that  Subaccount;  provided  that the
    Company will not deduct any Excess Charge from the first dividend  following the Contract Date.

The net dividend will be reinvested on the Reinvestment Date at the Accumulation
Unit Value determined as of the close of that date in Accumulation  Units of the
Subaccount.

An example of this  process is as follows.  Assuming  Contract  Value of $50,000 allocated to the Equity  Subaccount  and no Riders,  the Excess  Charge would be computed as follows:

            =======================================================
            Mortality and Expense Risk Charge..........       0.70%
            Plus:  Optional Rider Charge...............   +   N/A
            Less:  Minimum Charge......................   -   0.60%
                                                              ----
            Excess Charge on an Annual Basis...........       0.10%
            =======================================================

Further assuming 5,000 Accumulation Units with an Accumulation Unit Value of $10 per unit on  December  30 and a gross  dividend  of $0.025 per unit  declared on
December 31 (Record Date), the net dividend amount would be as follows:

================================================================================
Accumulation Unit Value as of Valuation Date before Record Date..       $  10.00
Accumulation Unit Value as of Reinvestment Date..................       $  9.975
                                                                        --------
Gross Dividend Per Unit..........................................       $  0.025
Less:  Excess Charge Per Unit....................................   -   $0.00085
                                                                        --------
Net Dividend Per Unit............................................       $0.02415
Times:  Number of Accumulation Units.............................   x      5,000
                                                                        --------
Net Dividend Amount..............................................       $ 120.75
================================================================================

The  net  dividend  amount  would  be  reinvested  on the  Reinvestment  Date in
Accumulation Units of the Equity Subaccount,  as follows: $0.02415 (net dividend per unit)  divided by $9.975  (Accumulation  Unit  value as of the  Reinvestment
Date) times 5,000 Units equals 12.105  Accumulation  Units. On the  Reinvestment
Date,  12.105  Accumulation  Units  are added to  Contract  Value for a total of
5,012.105 Accumulation Units after the dividend reinvestment.  Contract Value on the  Reinvestment  Date is equal to  5,012.105  Accumulation  Units times $9.975
(Accumulation  Unit Value as of the  Reinvestment  Date) for a Contract Value of
$49,995.75 after the dividend reinvestment.

After the Annuity  Start Date,  the Company will deduct a mortality  and expense risk charge of 1.25%.  This charge is factored  into the annuity  unit values on each Valuation Date.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION  403(B) --  Contributions  to 403(b)  annuities are  excludable  from an employee's  gross income if they do not exceed the limits under Sections  402(g)
and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee  contributions.  Rollover  contributions are not subject to these annual limits.

Section  402(g)   generally   limits  an  employee's   annual  salary  reduction
contributions  to a 403(b) annuity and any 401(k)  arrangement to the applicable dollar amount shown in the table below:

                ===============================================
                     TAX YEAR                   DEFERRED AMOUNT
                -----------------------------------------------
                       2004                         $13,000
                       2005                         $14,000
                2006 and thereafter                 $15,000
                ===============================================

The $15,000  limit will be adjusted  for  inflation in $500  increments  for tax years  beginning  after the 2006 tax year.  If an  individual is age 50 or over, catch up contributions  can be made to a 403(b) annuity during the tax years and at the rates set forth in the table below:

                ===============================================
                                                  ADDITIONAL
                     TAX YEAR                   CATCH UP AMOUNT
                -----------------------------------------------
                       2004                         $3,000
                       2005                         $4,000
                2006 and thereafter                 $5,000
                ===============================================

The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. The limit will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b)
annuity with at least 15 years of service for a "qualified  employer"  (i.e., an educational  organization,  hospital,  home health  service  agency,  health and welfare  service  agency,  church or  convention  or  association  of  churches)
generally may exceed the limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

Section  415(c)  also  provides an overall  limit on the amount of employer  and employee salary reduction contributions to a Section 403(b) annuity that will be excludable  from an  employee's  gross  income in a given  year.  Generally  the
Section  415(c)  limit  is the  lesser  of (i)  $41,000,  or  (ii)  100%  of the employee's annual compensation.

SECTIONS 408 AND 408A -- Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth  individual  retirement annuity  (IRA) that is  described in Section 408 or Section 408A of the Internal
Revenue Code are subject to the limits on  contributions  to IRAs under  Section
219(b)  of the  Internal  Revenue  Code.  Under  Section  219(b)  of  the  Code,
contributions  (other than rollover  contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

                      ===================================
                           TAX YEAR                AMOUNT
                      -----------------------------------
                             2004                  $3,000
                         2005 - 2007               $4,000
                      2008 and thereafter          $5,000
                      ===================================

If an individual is age 50 or over, the individual may make an additional  catch up  contribution  to a traditional  IRA of $500 during the tax years of 2004 and
2005, or $1,000 for the tax year 2006 and thereafter.

Spousal  IRAs  allow an owner  and his or her  spouse  to  contribute  up to the applicable  dollar amount to their respective IRAs so long as a joint tax return is filed and joint  income is $6,000 or more.  The  maximum  amount  the  higher compensated  spouse may  contribute for the year is the lesser of the applicable amount as shown in the table above or 100% of that  spouse's  compensation.  The maximum the lower  compensated  spouse may  contribute  is the lesser of (i) the applicable  dollar  amount  as shown  in the  table  above or (ii)  100% of that spouse's  compensation plus the amount by which the higher compensated  spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her  IRA.  The  extent  to  which  an Owner  may  deduct  contributions  to a traditional  IRA depends on the gross  income of the Owner and his or her spouse
for  the  year  and   whether   either  is  an   "active   participant"   in  an
employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified  employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section  402(h) of the Internal  Revenue Code.  Section  402(h)  currently limits employer contributions and salary reduction  contributions (if permitted)
under  a  simplified  employee  pension  plan  to the  lesser  of (a) 15% of the compensation  of the participant in the Plan, or (b) $41,000.  Salary  reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION

Performance  information for the Subaccounts of the Separate Account,  including the yield and total  return of all  Subaccounts,  may appear in  advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Money Market  Subaccount will be based on the change in the value,  exclusive  of capital  changes and income  other than  investment income,  of a hypothetical  investment in a Contract over a particular seven day period,  less a  hypothetical  charge  reflecting  deductions  from the Contract during  the  period  (the  "base  period")  and  stated as a  percentage  of the investment at the start of the base period (the "base period return").  The base period return is then  annualized by  multiplying  by 365/7,  with the resulting yield figure  carried to at least the nearest one hundredth of one percent.  Any quotations of effective  yield for the Money Market  Subaccount  assume that all dividends received during an annual period have been reinvested.  Calculation of
"effective  yield"  begins with the same "base period  return" used in the yield calculation,  which is then annualized to reflect weekly compounding pursuant to the following formula:

             Effective Yield = [(Base Period Return + 1)^365/7] - 1

Quotations of average annual total return for any  Subaccount  will be expressed in terms of the  average  annual  compounded  rate of return  of a  hypothetical investment  in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T)^n = ERV (where P = a hypothetical  initial  payment of $1,000,  T = the average  annual  total  return,  n = the  number of years,  and ERV = the ending redeemable  value of a hypothetical  $1,000 payment made at the beginning of the period).  Quotations  of total  return  may  simultaneously  be shown  for other
periods  and  will  include  total  return  for  periods   beginning   prior  to
availability  of the  Contract.  Such total  return  figures  are based upon the performance of the respective  Underlying Fund,  adjusted to reflect the maximum charges imposed under the Contract.

Average  annual  total  return  figures  reflect  the  deduction  of the maximum
mortality  and  expense  risk  and  optional   Rider   charges  of  2.40%,   the
administration  charge of 0.15%, the account  administration  charge of $30, and the contingent deferred sales charge. Total return figures may be quoted that do not  reflect  deduction  of the  contingent  deferred  sales  charge and account administration  charge of $30;  provided  that such  figures do not  reflect the addition of any Credit  Enhancement.  The  contingent  deferred sales charge and account  administration  charge  if  reflected  would  lower the level of return quoted.  Total return figures that do not reflect  deduction of all charges will be accompanied by total return figures that reflect such charges.

All  Average  Annual  Return  figures  are  based  upon the  performance  of the corresponding  Underlying Fund,  adjusted to reflect the maximum charges imposed under the  Contract,  except that  Average  Annual  Return  (without  contingent
deferred  sales  charge  and  administration   charge),  does  not  reflect  any
applicable  withdrawal  charge or account  administration  charge of $30.  Those charges, if reflected, would reduce such average annual return figures.

Total return  figures also may be quoted that assume the Owner has  purchased an
Extra  Credit  Rider  and,  as  such,   will  reflect  any   applicable   Credit
Enhancements; however, such total return figures will also reflect the deduction of all applicable  charges,  including any contingent  deferred sales charge and any account administration charge.

Performance  information  for any Subaccount  reflects only the performance of a hypothetical  Contract  under which an Owner's  Contract Value is allocated to a
Subaccount  during a particular time period on which the calculations are based.
Performance  information  should  be  considered  in  light  of  the  investment objectives and policies,  characteristics  and quality of the Underlying Fund in which the Subaccount  invests,  and the market  conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

EXPERTS

The financial  statements of First  Security  Benefit Life Insurance and Annuity
Company of New York at  December  31,  2003 and 2002,  and for each of the three years in the period  ended  December  31,  2003,  included in this  Statement of
Additional   Information  have  been  audited  by   _____________,   independent
registered  public  accounting  firm,  [insert  address],  as set forth in their report thereon  appearing  elsewhere  herein,  and are included in reliance upon such report  given on the  authority of such firm as experts in  accounting  and auditing.

FINANCIAL STATEMENTS

The financial  statements of First  Security  Benefit Life Insurance and Annuity
Company of New York as of December 31, 2003 and 2002,  and for each of the three years in the period ended December 31, 2003 are set forth herein, following this section.

The financial  statements of First  Security  Benefit Life Insurance and Annuity
Company  of New  York,  which  are  included  in this  Statement  of  Additional
Information,  should be considered only as bearing on the ability of the Company to meet its  obligations  under the  Contract.  They should not be considered as bearing  on the  investment  performance  of the  assets  held  in the  Separate
Account.

                     First Security Benefit Life Insurance
                        and Annuity Company of New York

                              Financial Statements

                  Years Ended December 31, 2003, 2002, and 2001

                                    CONTENTS

                                                                            PAGE

Report of Independent Auditors...........................................      8

Audited Financial Statements

                         Report of Independent Auditors

The Board of Directors
First Security Benefit Life Insurance
and Annuity Company of New York

We have audited the accompanying balance sheets of First Security Benefit Life
Insurance and Annuity Company of New York (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31,
2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December
31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Security Benefit Life
Insurance and Annuity Company of New York at December 31, 2003 and 2002, and the
results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP

Kansas City, Missouri
January 30, 2004

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                                 Balance Sheets

                                                                        DECEMBER 31
                                                                 2003                2002
                                                                --------------------------
                                                                      (In Thousands)
ASSETS
Bonds available-for-sale......................................  $  6,015          $  7,613
Cash..........................................................       147               241
Deferred policy acquisition costs.............................     2,916                94
Other assets..................................................       292               273
Separate account assets.......................................    56,652            14,243
                                                                --------------------------
Total assets..................................................  $ 66,022          $ 22,464
                                                                ==========================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Policy reserves and annuity account values.................  $  1,494          $    604
   Deferred income taxes......................................       136               157
   Other liabilities..........................................       242                37
   Separate account liabilities...............................    56,652            14,243
                                                                --------------------------
Total liabilities.............................................    58,524            15,041

Stockholder's equity:
   Common capital stock, par value $10 per share;
   200,000 shares authorized, issued and outstanding..........     2,000             2,000
   Additional paid-in capital.................................     4,600             4,600
   Accumulated other comprehensive income, net................       176               285
   Retained earnings..........................................       722               538
                                                                --------------------------
Total stockholder's equity....................................     7,498             7,423
                                                                --------------------------
Total liabilities and stockholder's equity....................  $ 66,022          $ 22,464
                                                                ==========================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                              Statements of Income

                                                          YEAR ENDED DECEMBER 31
                                                          2003     2002     2001
                                                          ----------------------
                                                              (In Thousands)
Revenues:
   Net investment income................................  $347     $383     $404
   Asset based fees.....................................   416       86       95
                                                          ----------------------
Total revenues..........................................   763      469      499

Benefits and expenses:
   Interest credited to annuity account balances........    23       13       16
   Operating expenses...................................   469      373      391
                                                          ----------------------
Total benefits and expenses.............................   492      386      407
                                                          ----------------------

Income before income taxes..............................   271       83       92
Income tax expense......................................    87       15       25
                                                          ----------------------
Net income..............................................  $184     $ 68     $ 67
                                                          ======================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                  Statements of Changes in Stockholder's Equity

                                                        ACCUMULATED                TOTAL
                                          ADDITIONAL       OTHER                   STOCK-
                                 COMMON    PAID-IN     COMPREHENSIVE   RETAINED   HOLDER'S
                                 STOCK     CAPITAL     INCOME (LOSS)   EARNINGS    EQUITY
                                 ---------------------------------------------------------
                                                      (In Thousands)
Balance at January 1, 2001.....  $2,000     $4,600         $   27        $403      $7,030
Comprehensive income:
   Net income..................     ---        ---            ---          67          67
   Other comprehensive income--
     unrealized gains on
     available-for-sale
     bonds, net................     ---        ---             92         ---          92
                                                                                    -----
Comprehensive income...........                                                       159
                                 ---------------------------------------------------------
Balance at December 31, 2001...   2,000      4,600            119         470       7,189
Comprehensive income:
   Net income..................     ---        ---            ---          68          68
   Other comprehensive income--
     unrealized gains on
     available-for-sale
     bonds, net................     ---        ---            166         ---         166
                                                                                    -----
Comprehensive income...........                                                       234
                                 ---------------------------------------------------------
Balance at December 31, 2002...   2,000      4,600            285         538       7,423
Comprehensive income:
   Net income..................     ---        ---            ---         184         184
   Other comprehensive loss--
     unrealized loss on
     available-for-sale
     bonds, net................     ---        ---           (109)        ---        (109
                                                                                    -----
Comprehensive income...........                                                        75
                                 ---------------------------------------------------------
Balance at December 31, 2003...  $2,000     $4,600          $ 176        $722      $7,498
                                 =========================================================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                            Statements of Cash Flows

                                                                YEAR ENDED DECEMBER 31
                                                          2003         2002         2001
                                                        ----------------------------------
                                                                  (In Thousands)
OPERATING ACTIVITIES
Net income                                              $   184      $    68      $    67
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
   Interest credited to annuity account balances......       23           13           16
   Policy acquisition costs deferred..................   (2,803)         (51)          (3)
   Amortization of deferred policy acquisition costs..      (19)           7            8
   Deferred income tax provision......................       38           16            3
   Other..............................................      211          (89)         177
                                                        ----------------------------------
Net cash (used in) provided by operating activities...   (2,366)         (36)         268

INVESTING ACTIVITIES
Sales, maturities, or repayments
  of bonds available-for-sale.........................    1,402        1,488        2,147
Acquisitions of bonds available-for-sale..............      ---       (1,719)      (2,248)
Maturity (acquisition) of short-term investments......      ---          120         (120)
                                                        ----------------------------------
Net cash provided by (used in) investing activities...    1,402         (111)        (221)

FINANCING ACTIVITIES
Deposits to annuity account balances..................      940          132           36
Withdrawals from annuity account balances.............      (70)         (82)         (11)
                                                        ----------------------------------
Net cash provided by financing activities.............      870           50           25
                                                        ----------------------------------

Net (decrease) increase in cash.......................      (94)         (97)          72
Cash at beginning of year.............................      241          338          266
                                                        ----------------------------------
Cash at end of year...................................  $   147      $   241      $   338
                                                        ==================================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                          Notes to Financial Statements

                                December 31, 2003

1.  SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND OPERATIONS

    First Security Benefit Life Insurance and Annuity Company of New York (the
    Company) is licensed to transact life insurance business in New York and
    Kansas and was organized to offer insurance products in New York. The
    Company's business activities are concentrated in the sale of variable annuity products supported by separate account assets. The Company is a wholly owned subsidiary of Security Benefit Group, Inc., which is an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company
    (SBMHC).

    USE OF ESTIMATES

    The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

    INVESTMENTS

    Bonds are classified as available-for-sale and are stated at fair value with the unrealized gain or loss, net of related deferred income taxes, reported as a separate component of accumulated other comprehensive income. Premiums and discounts are amortized using the interest method and are recognized over the estimated lives of the assets adjusted for prepayment activity.
    Realized gains and losses from sales of investments are recognized using the specific identification method. The carrying amounts of investments are reviewed on an ongoing basis for credit deterioration. If the review indicates a decline in market value that is other than temporary, the carrying value of the investment is reduced to its fair value. Such impairments are reported as a component of realized gains (losses).

    Cash includes cash on hand, money market mutual funds, and other investments with initial maturities of less than 90 days when purchased.

    DEFERRED POLICY ACQUISITION COSTS

    To the extent recoverable from future policy revenues and gross profits, commissions and other policy-issue, underwriting, and selling costs that are primarily related to the acquisition or renewal of deferred annuity business have been deferred. Deferred policy acquisition costs are amortized in proportion to the present value, discounted at the crediting rate, of expected gross profits from investment (gross blended separate account return assumption of 5.96% for the year 2004 through 2008 and 9% thereafter at December 31, 2003), mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

    An analysis of the deferred policy acquisition costs asset balance is presented below for the years ended December 31:

                                                         2003             2002
                                                       -------------------------
                                                            (In Thousands)

Balance at beginning of year.........................  $     94           $  50
Cost deferred during the year........................     2,803              51
Amortized to expense during the year.................        19              (7)
                                                       -------------------------
Balance at end of year...............................  $  2,916           $  94
                                                       =========================

    SEPARATE ACCOUNTS

    The separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the benefit of contractholders who bear the investment risk. The separate account is established in conformity with New York insurance laws and is not chargeable with liabilities that arise from any other business of the
    Company. Assets held in the separate account are carried at quoted market values or, where quoted market values are not available, at fair market value as determined by the investment manager. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account contractholders, are excluded from the amounts reported in the accompanying statements of income. Investment income and gains or losses arising from the separate account accrue directly to the contractholders and are, therefore, not included in investment earnings in the accompanying statements of income. Revenues to the Company from the separate account consist principally of mortality and expense risk charges.

    POLICY RESERVES AND ANNUITY ACCOUNT VALUES

    Liabilities for future policy benefits for deferred annuity products represent contract values accumulated at interest without reduction for potential surrender charges. Interest on accumulated contract values is credited to contracts as earned. Crediting rates were 3% during 2003 and 3%
    during 2002 and ranged from 3% to 5% during 2001.

    RECOGNITION OF REVENUES

    Revenues from investment-type contracts (deferred annuities) consist of mortality and expense risk charges assessed against contractholder account balances during the period and are recognized as earned.

    INCOME TAXES

    Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws.
    Deferred income tax expense or benefit, reflected in the Company's statements of income, are based on the changes in deferred tax assets or liabilities from period to period (excluding unrealized gains or losses on available-for-sale securities).

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

       INVESTMENT SECURITIES: Fair values for bonds are based on quoted market prices, if available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

       INVESTMENT-TYPE INSURANCE CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using the assumption reinsurance method, whereby the amount of statutory profit the assuming company would realize from the business is calculated. Those amounts are then discounted at a rate of return commensurate with the rate presently offered by the Company on similar contracts. The carrying amounts reported in the balance sheets approximate their fair values.

       SEPARATE ACCOUNT ASSETS AND LIABILITIES: The assets held in the separate account are carried at quoted market values or, where quoted market values are not available, at fair market value as determined by the investment manager. The carrying amounts for separate account assets and liabilities reported in the balance sheets approximate their fair values.

    STATUTORY FINANCIAL INFORMATION

    The Company's statutory-basis financial statements are presented on the basis of accounting practices prescribed or permitted by the New York
    Insurance Department. New York has adopted the National Association of
    Insurance Commissioners' statutory accounting practices as the basis of its statutory accounting practices. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. In addition, the Commissioner of the
    New York Insurance Department has the right to permit other specific practices that may deviate from prescribed practices.

    The following reconciles the Company's net income and stockholder's equity determined in accordance with accounting practices prescribed or permitted by the New York Insurance Department with net income and stockholder's equity prepared in conformity with accounting principles generally accepted in the United States (GAAP).

                                            NET INCOME              STOCKHOLDER'S EQUITY
                                     ---------------------------   -----------------------
                                      YEAR ENDED DECEMBER 31            DECEMBER 31
                                       2003       2002      2001       2003        2002
                                     -----------------------------------------------------
                                                         (In Thousands)
    Based on statutory
      accounting practices.........  $  (139)     $47       $78       $ 6,894      $7,051
    Investment carrying amounts....      ---      ---       ---           269         438
    Income taxes...................      (39)     (16)       (6)         (157)       (162)
    Investment reserve.............      (17)      19       ---             3          28
    Annuity reserves/account values   (2,444)     (25)      ---        (2,469)        (25)
    Deferred policy
      acquisition costs............    2,822       44        (5)        2,916          94
    Other..........................        1       (1)      ---            42          (1)
                                     -----------------------------------------------------
    Based on GAAP..................  $   184      $68       $67       $ 7,498      $7,423
                                     =====================================================

    Under the laws of the state of New York, the Company is required to maintain minimum statutory-basis capital and surplus of $6,000,000.

    The payment of dividends by the Company to its shareholder is limited and can only be made from earned profits unless prior approval is received from the New York Insurance Commissioner. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New
    York Insurance Commissioner is also subject to restrictions relating to the statutory surplus and net gain from operations. In 2004, the Company cannot pay dividends without prior approval of the New York Insurance Commissioner.

    2. INVESTMENTS

    Information as to the amortized cost, gross unrealized gains and losses, and fair values of the Company's portfolio of bonds classified as available-for-sale at December 31, 2003 and 2002 is as follows:

                                                               2003
                                          -----------------------------------------------
                                                         GROSS        GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                            COST         GAINS        LOSSES        VALUE
                                          -----------------------------------------------
                                                          (In Thousands)
    U.S. Treasury securities and
      obligations of U.S. government
      corporations and agencies.........   $4,457         $211          $---       $4,668
    Obligations of states and
      political subdivisions............      404           23           ---          427
    Corporate securities................      455           27           ---          482
    Mortgage-backed securities..........      429            9           ---          438
                                          -----------------------------------------------
    Total bonds.........................   $5,745         $270          $---       $6,015
                                          ===============================================

                                                               2002
                                          -----------------------------------------------
                                                          GROSS        GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                            COST         GAINS        LOSSES        VALUE
                                          -----------------------------------------------
                                                          (In Thousands)
       U.S. Treasury securities and
         obligations of U.S. government
         corporations and agencies......   $3,969         $268          $---       $4,237
       Obligations of states and
         political subdivisions.........      406           34           ---          440
       Corporate securities.............    2,016          110           ---        2,126
       Mortgage-backed securities.......      784           26           ---          810
                                          -----------------------------------------------
       Total bonds......................   $7,175         $438          $---       $7,613
                                          ===============================================

        The amortized cost and fair value of bonds available-for-sale at
        December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            AMORTIZED     FAIR
                                                              COST        VALUE
                                                            --------------------
                                                               (In Thousands)
       Due in one year or less............................   $1,350       $1,370
       Due after one year through five years..............    3,966        4,207
       Mortgage-backed securities.........................      429          438
                                                            --------------------
                                                             $5,745       $6,015
                                                            ====================

        At December 31, 2003, bonds available-for-sale with a carrying amount of
        $872,000 were held in joint custody with the New York Insurance
        Department to comply with statutory regulations.

        Major categories of net investment income for the years ended December
        31, 2003, 2002, and 2001 are summarized as follows:

                                                          2003     2002     2001
                                                          ----------------------
                                                              (In Thousands)
        Interest on bonds...............................  $347     $383     $403
        Other...........................................     4        2       12
                                                          ----------------------
        Total investment income.........................   351      385      415
        Less investment expenses........................     4        2       11
                                                          ----------------------
        Net investment income...........................  $347     $383     $404
                                                          ======================

        There were no sales of bonds available-for-sale during the years ended
December 31, 2003, 2002, and 2001.

3.      INCOME TAXES

        The Company files a consolidated life/nonlife federal income tax return with SBMHC and its subsidiaries. Income taxes are allocated to the
        Company as if it filed a separate income tax return. The provision for income taxes includes current federal income tax expense or benefit and deferred income tax expense or benefit due to temporary differences between the financial reporting and income tax bases of assets and liabilities. Such deferred taxes relate principally to deferred policy acquisition costs and unrealized gains on bonds available-for-sale.

        Income tax expense (benefit) consists of the following for the years ended December 31, 2003, 2002, and 2001:

                                                          2003     2002     2001
                                                          ----------------------
                                                              (In Thousands)
        Current.........................................  $49      $(1)     $22
        Deferred........................................   38       16        3
                                                          ----------------------
        Income tax expense..............................  $87      $15      $25
                                                          ======================

        The provision for income taxes differs from the amount computed at the statutory federal income tax rate due primarily to the
        dividends-received deduction. The Company paid income taxes of $3,000 in
        2003 and received income taxes of $67,000 in 2002 and paid income taxes of $15,000 in 2001.

4.      RELATED-PARTY TRANSACTIONS

        The Company paid $116,000 in 2003, $67,000 in 2002, and $92,000 in 2001 to affiliates for providing management, investment, and administrative services.

5.      CONDENSED FAIR VALUE INFORMATION

        Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures
        About Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments, whether recognized or not recognized in a company's balance sheet, for which it is practicable to estimate that value. The methods and assumptions used by the Company to estimate the following fair value disclosures for financial instruments are set forth in Note 1.

        SFAS No. 107 excludes certain insurance liabilities and other nonfinancial instruments from its disclosure requirements. However, the liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest-rate risk that minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair value amounts presented herein do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings in excess of interest credited) to be earned in the future on investment-type products, or other intangible items.
        Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

                                          DECEMBER 31, 2003           DECEMBER 31, 2002
                                       -----------------------     -----------------------
                                        CARRYING       FAIR         CARRYING       FAIR
                                         AMOUNT        VALUE         AMOUNT        VALUE
                                       ---------------------------------------------------
                                                         (In Thousands)
       Bonds (Note 2)................  $  6,015      $  6,015      $  7,613      $  7,613
       Separate account assets.......    56,652        56,652        14,243        14,243
       Individual and group annuities    (1,318)       (1,256)         (442)         (417)
       Separate account liabilities..   (56,652)      (56,652)      (14,243)      (14,243)

6.      REINSURANCE

        All of the individual life insurance of the Company is reinsured 100%
        with Security Benefit Life Insurance Company (SBL), a stock life insurance company, which is an indirect wholly owned subsidiary of
        SBMHC. In the accompanying financial statements, premiums, benefits, and settlement expenses are reported net of reinsurance ceded; policy liabilities and accruals are reported gross of reinsurance ceded. The
        Company remains liable to policyholders if its reinsurer is unable to meet its contractual obligations under the applicable reinsurance agreement. At December 31, 2003 and 2002, the Company had established receivables totaling $179,000 and $181,000, respectively, which are included in other assets, for reserve credits, reinsurance claims, and other receivables from its reinsurer. Life insurance in force ceded at
        December 31, 2003 and 2002 was $291,000 and $296,000, respectively.

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements

               The financial statements of First Security Benefit Life Insurance and Annuity  Company of New York at  December  31, 2003 and 2002,
               and for each of the three years in the period ended  December 31,
               2003 are included in Part B of this Registration Statement.

          (b)  Exhibits

                (1)  Certified  Resolution  of the Board of  Directors  of First
                     Security  Benefit Life Insurance and Annuity Company of New
                     York authorizing establishment of the Separate Account(a)

                (2)  Not Applicable

                (3)  (a)  Distribution Agreement(d)
                     (b)  Marketing Organization Agreement(a)
                     (c)  Commission Schedule
                     (d)  Third Party Sales Agreement(a)

                (4)  (a)  Individual Contract (Form FSB236  1-05)(f)
                     (b)  Individual Contract - Unisex (Form FSB236  1-05U)(f)
                     (c)  Alternate Withdrawal Charge Rider (Form FSB223 5-04)(a)
                     (d)  IRA Endorsement (Form FSB203  5-04)(a)
                     (e)  Roth IRA Endorsement (Form FSB206  5-04)(a)
                     (f)  Guaranteed Minimum Income Benefit Rider
                          (Form FSB240  5-04)(a)
                     (g)  Guaranteed Minimum Withdrawal Benefit Rider
                          (Form FSB241  5-04)(a)
                     (h)  Annual Stepped Up Death Benefit Rider
                          (Form FSB218  10-01)(e)
                     (i)  Credit Enhancement Rider (Form FSB222  7-02)(c)
                     (j)  Asset Allocation Rider (Form FSB225  10-01)(e)
                     (k)  Dollar Cost Averaging Rider (Form FSB226  10-01)(e)
                     (l)  Tax Sheltered Annuity Endorsement
                          (Form FSB202  R2-97)(b)
                     (m)  Loan Endorsement (Form FSB221  10-01)(a)

                (5)  (a)  Individual Application (Form FSB237  1-05)(f)
                     (b)  Application Supplement (Form FSB237SUPP  1-05)(f)

                (6)  (a)  Declaration and Certificate of  Incorporation of First
                          Security Benefit Life Insurance and Annuity Company of
                          New York(b)
                     (b)  Bylaws of First  Security  Benefit Life  Insurance and
                          Annuity Company of New York(b)

                (7)  Automatic Reinsurance Agreement

                (8)  (a)  Participation Agreement - AIM(c)
                     (b)  Participation Agreement - American Century
                     (c)  Participation Agreement - Dreyfus
                     (d)  Participation Agreement - Oppenheimer
                     (e)  Participation Agreement - Pimco
                     (f)  Participation Agreement - Rydex

                (9)  Opinion of Counsel(f)

               (10)  Consent of Independent Auditors

               (11)  Not Applicable

               (12)  Not Applicable

               (13)  Powers of Attorney of Howard R. Fricke, John E. Hayes, Jr.,
                     Kris A.  Robbins,  Katherine  White,  Stephen  R.  Herbert,
                     Stephen A. Crane,  Thomas A. Swank,  J. Michael  Keefer and
                     Michael G. Odlum.(f)

(a)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variable
     Annuity Account B's initial  Registration  Statement No.  333-118136 (filed
     August 11, 2004).

(b)  Incorporated  herein by reference  to the  Exhibits  filed with the T. Rowe
     Price Variable Annuity Account of First Security Benefit Life Insurance and
     Annuity  Company  of New York  Post-Effective  Amendment  No.  5 under  the
     Securities Act of 1933 and Amendment No. 8 under the Investment Company Act of 1940, File No. 33-83240 (filed April 30, 1998).

(c)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variable
     Annuity Account A's Pre-Effective  Amendment No. 1 under the Securities Act of 1933 and  Amendment  No. 1 under the  Investment  Company Act of 1940 to
     Registration Statement No. 333-89236 (filed July 19, 2002).

(d)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variable
     Annuity Account A's Pre-Effective  Amendment No. 3 under the Securities Act of 1933 and  Amendment  No. 4 under the  Investment  Company Act of 1940 to
     Registration Statement No. 333-89236 (filed April 30, 2004).

(e)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variable
     Annuity Account A's initial Registration Statement No. 333-89236 (filed May
     28, 2002).

(f)  Incorporated   herein  by  reference   to  the  Exhibits   filed  with  the
     Registrant's initial Registration  Statement No. 333-120600 (filed November
     18, 2004).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

          NAME AND PRINCIPAL                 POSITIONS AND OFFICES
           BUSINESS ADDRESS                     WITH DEPOSITOR
          ------------------                 ---------------------

          Howard R. Fricke*                  Chairman of the Board and Director

          Peggy S. Avey                      Assistant Vice President,
          70 West Red Oak Lane-4th Floor     Chief Administrative Officer
          White Plains, New York 10604       and Assistant Secretary

          Thomas A. Swank*                   Vice President, Chief Financial
                                             Officer and Treasurer

          Michael G. Odlum*                  Vice President and Chief
                                             Investment Officer

          J. Michael Keefer*                 Vice President, General Counsel
                                             and Secretary

          Kris A. Robbins*                   President, CEO, and Director

          Stephen A. Crane                   Director
          480 Park Avenue
          New York, NY 10022

          John E. Hayes, Jr.                 Director
          200 Gulf Blvd.
          Belleair Shore, FL 33786

          Stephen R. Herbert                 Director
          1100 Summer Street
          Stamford, CT 06905

          Katherine P. White                 Director
          1035 5th Avenue, Apt. 14D
          New York, NY 10028

          Kal Bakk*                          Vice President and
                                             Chief Marketing Officer

          Dale Martin*                       Vice President-Sales and Marketing

          J. Timothy Gaule*                  Actuary

          Jeanne R. Slusher*                 Assistant Vice President and
                                             Internal Auditor

          Rui Guo*                           Product Development Actuary

          Amy J. Lee*                        Associate General Counsel

          *Located at One Security Benefit Place, Topeka, Kansas 66636.

ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR
          REGISTRANT

          The  Depositor,  First  Security  Benefit Life  Insurance  and Annuity
          Company of New York, is wholly owned by Security Benefit Group,  Inc., which is wholly owned by Security Benefit Corp. Security Benefit Corp.
          is wholly owned by Security Benefit Mutual Holding Company (SBMHC). As of December  31,  2003,  no one person  holds more than  approximately
          0.0003% of the voting power of SBMHC.  The  Registrant is a segregated asset  account of First  Security  Benefit Life  Insurance and Annuity
          Company of New York.

          The  following  chart  indicates  the persons  controlled  by or under common  control  with  Variable  Annuity  Account B or First  Security
          Benefit Life Insurance and Annuity Company of New York:

          ===============================================================================
                                                                        PERCENT OF
                                                                    VOTING SECURITIES
                                               JURISDICTION OF        OWNED BY SBMHC
                                  NAME          ORGANIZATION     (DIRECTLY OR INDIRECTLY)
          -------------------------------------------------------------------------------
          Security Benefit Mutual                  Kansas                  ---
          Holding Company
          (Holding Company)
          -------------------------------------------------------------------------------
          Security Benefit Corp.                   Kansas                  100%
          (Holding Company)
          -------------------------------------------------------------------------------
          Security Benefit Life                    Kansas                  100%
          Insurance Company
          (Stock Life Insurance Company)
          -------------------------------------------------------------------------------
          Security Benefit Group, Inc.             Kansas                  100%
          (Holding Company)
          -------------------------------------------------------------------------------
          Security Management Company, LLC         Kansas                  100%
          (Investment Adviser)
          -------------------------------------------------------------------------------
          Security Distributors, Inc.              Kansas                  100%
          (Broker/Dealer, Principal
          Underwriter of Mutual Funds)
          -------------------------------------------------------------------------------
          Security Benefit Academy, Inc.           Kansas                  100%
          (Daycare Company)
          -------------------------------------------------------------------------------
          Security Financial Resources, Inc.       Kansas                  100%
          (Financial Services)
          -------------------------------------------------------------------------------
          Security Financial Resources            Delaware                 81%
          Collective Investments, LLC
          (Private Fund)
          -------------------------------------------------------------------------------
          First Security Benefit                  New York                 100%
          Life Insurance and Annuity
          Company of New York
          (Stock Life Insurance Company)
          ===============================================================================

          First Security  Benefit Life Insurance and Annuity Company of New York
          is also the  depositor of the  following  separate  accounts:  T. Rowe
          Price  Variable   Annuity  Account  of  First  Security  Benefit  Life
          Insurance and Annuity Company of New York and Variable Annuity Account
          A.

ITEM 27.  NUMBER OF CONTRACT OWNERS

          As of November 1, 2004, there were 0 owners of the Qualified Contracts and 0 owners of the  Non-Qualified  Contracts  issued  under  Variable
          Annuity Account B.

ITEM 28.  INDEMNIFICATION

          Article IX, Section 1(c) of the By-laws of First Security Benefit Life
          Insurance  and  Annuity  Company of New York  includes  the  following provision:

          The  Corporation  may  indemnify  any person made, or threatened to be made,  a party to an action by or in the right of the  Corporation  to procure a judgment  in its favor by reason of the fact that he or she, his or her testator or  intestate,  is or was a director or officer of the  Corporation,  or  is  or  was  serving  at  the  request  of  the
          Corporation  as a director or officer of any other  corporation of any type or kind, domestic or foreign, of any partnership,  joint venture, trust, employee benefit plan or any other enterprise,  against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action,  or in connection with an appeal therein,  if such  director or officer  acted,  in good  faith,  for a purpose which he or she reasonably believed to be in or in the case of service  for other  corporation  or any  partnership,  joint  venture, trust,  employee benefit plan or other enterprise,  not opposed to the best  interests  of the  corporation,  except that no  indemnification under this  paragraph  shall be made in  respect  of (1) a  threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim,  issue or matter as to which such person  shall have been adjudged to be liable to the Corporation,  unless and only to the extent  that the  court in which the  action  was  brought,  or, if no action was brought,  any court of competent  jurisdiction,  determines upon application  that, in view of all the  circumstances of the case, the person is fairly and  reasonably  entitled to  indemnity  for such portion of the settlement and expenses as the court deems proper.

          Insofar  as   indemnification   for  a  liability  arising  under  the
          Securities  Act of 1933 may be  permitted to  directors,  officers and controlling  persons  of the  Registrant  pursuant  to  the  foregoing provisions,  or otherwise,  the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against  public  policy as expressed in the Act and is,  therefore, unenforceable.  In the event that a claim for indemnification  against such liabilities  (other than the payment of expenses incurred or paid by a director,  officer or controlling person of the Registrant in the successful  defense of any action,  suit or proceeding) is asserted by such director,  officer or controlling  person in connection  with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate  jurisdiction the question of whether such  indemnification  by it is against  public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

          (a)  Security  Distributors,  Inc.  ("SDI") acts as distributor of the
               Contract  issued under Variable  Annuity Account B. SDI also acts as  distributor  for  Variable  Annuity  Account A, T. Rowe Price
               Variable Annuity Account of First Security Benefit Life Insurance
               and  Annuity  Company  of New York,  and the  following  separate accounts of Security Benefit Life Insurance Company: SBL Variable
               Annuity  Accounts I, III,  and IV, SBL  Variable  Life  Insurance
               Account  Varilife,   Security  Varilife  Separate  Account,   SBL
               Variable  Annuity Account VIII (Variflex LS, Variflex  Signature,
               and Extra Credit),  Variable Annuity Account XI, Variable Annuity
               Account XIV,  Variable  Annuity Account XVII  (ClassicStrategies)
               and Parkstone Variable Annuity Separate Account. SDI also acts as principal  underwriter  for the following  management  investment companies:  Security Equity Fund,  Security Income Fund, Security
               Large Cap Value Fund,  Security  Municipal  Bond Fund,  SBL Fund,
               Security  Mid Cap Growth Fund and  Security  Financial  Resources
               Collective Investments, LLC.

          (b)  NAME AND PRINCIPAL                POSITION AND OFFICES
               BUSINESS ADDRESS*                   WITH UNDERWRITER
               ------------------                --------------------
               Gregory J. Garvin                 President and Director
               Michael G. Odlum                  Director
               Richard J. Wells                  Director
               Frank Memmo                       Director
               Tamara L. Brownfield              Treasurer
               Amy J. Lee                        Secretary
               Brenda M. Harwood                 Vice President and Director

               *One Security Benefit Place, Topeka, Kansas 66636-0001

          (c)  Not Applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are  maintained by First  Security
          Benefit  Life  Insurance  and  Annuity  Company  of  New  York  at its
          administrative  office--One  Security  Benefit Place,  Topeka,  Kansas
          66636-0001.

ITEM 31.  MANAGEMENT SERVICES

          All management contracts are discussed in Part A or Part B.

ITEM 32.  UNDERTAKINGS

          (a)  Registrant   undertakes  that  it  will  file  a   post-effective
               amendment  to  this  Registration   Statement  as  frequently  as
               necessary to ensure that the audited financial  statements in the
               Registration  Statement  are never more than  sixteen (16) months old for so long as payments under the Contract may be accepted.

          (b)  Registrant  undertakes  that  it  will  provide,  as  part of the
               Application to purchase the Contract,  a box for the applicant to
               check  to  receive  a  copy  of  the   Statement  of   Additional
               Information.

          (c)  Registrant  undertakes  to deliver any  Statement  of  Additional
               Information  and any  financial  statements  required  to be made available  under this Form  promptly upon written or oral request to First Security  Benefit Life Insurance and Annuity  Company of
               New York at the address or phone number listed in the prospectus.

          (d)  Depositor represents that the fees and charges deducted under the
               Contract,  in the  aggregate,  are  reasonable in relation to the services rendered,  the expenses expected to be incurred, and the risks assumed by the Depositor.

          (e)  Depositor  represents that it is relying upon American Council of
               Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder]
               Fed. Sec. L. Rep. (CCH) 78,904 (Nov.  28, 1988),  and that it has complied  with  the  provisions  of  paragraphs  (1)-(4)  of such no-action letter which are incorporated herein by reference.

                                   SIGNATURES

As  required by the  Securities  Act of 1933 and the  Investment  Company Act of
1940, the Registrant has caused this Registration  Statement to be signed on its behalf, in the City of Topeka,  and State of Kansas on this 16th day of December
2004.

SIGNATURES AND TITLES

Howard R. Fricke                 FIRST SECURITY BENEFIT LIFE INSURANCE
Chairman of the Board            AND ANNUITY COMPANY OF NEW YORK
and Director                     (THE DEPOSITOR)

Thomas A. Swank                  By: KRIS A. ROBBINS
Vice President,                      -------------------------------------------
CFO and Treasurer                    Kris A. Robbins, President, Chief Executive
                                     Officer, and Director as Attorney-in-Fact
                                     for the Officers and Directors Whose Names
Michael G. Odlum                     Appear Opposite
Vice President and
Chief Investment Officer
                                 VARIABLE ANNUITY ACCOUNT B
                                 (THE REGISTRANT)
J. Michael Keefer
Vice President,
General Counsel and              By: FIRST SECURITY BENEFIT LIFE INSURANCE AND
Secretary                            ANNUITY COMPANY OF NEW YORK (THE DEPOSITOR)

John E. Hayes, Jr.               By: KRIS A. ROBBINS
Director                             -------------------------------------------
                                     Kris A. Robbins, President, Chief Executive
                                     Officer, and Director
Stephen R. Herbert
Director
                                 By: THOMAS A. SWANK
                                     -------------------------------------------
Katherine White                      Thomas A. Swank, Vice President, CFO and
Director                             Treasurer (Principal Financial Officer)

Stephen A. Crane                 (ATTEST): J. MICHAEL KEEFER
Director                                   -------------------------------------
                                           J. Michael Keefer, Vice President,
                                           General Counsel and Secretary

                                 Date:  December 16, 2004

                                  EXHIBIT INDEX

 (1)  None

 (2)  None

 (3)  (a)  None
      (b)  None
      (c)  Commission Schedule
      (d)  None

 (4)  (a)  None
      (b)  None
      (c)  None
      (d)  None
      (e)  None
      (f)  None
      (g)  None
      (h)  None
      (i)  None
      (j)  None
      (k)  None
      (l)  None
      (m)  None

 (5)  (a)  None
      (b)  None

 (6)  (a)  None
      (b)  None

 (7)  Automatic Reinsurance Agreement

 (8)  (a)  None
      (b)  Participation Agreement - American Century
      (c)  Participation Agreement - Dreyfus
      (d)  Participation Agreement - Oppenheimer
      (e)  Participation Agreement - Pimco
      (f)  Participation Agreement - Rydex

 (9)  None

(10)  Consent of Independent Auditors

(11)  None

(12)  None

(13)  None